    As filed with the Securities and Exchange Commission on October 16, 2001
                                                      Registration No. 333-67874

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-2


                                (Amendment No. 1)


                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                            SEVEN SEAS PETROLEUM INC.

             (Exact name of registrant as specified in its charter)


         CAYMAN ISLANDS                      1311                  73-1468669
         --------------                      ----                  ----------
    (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)    Classification Code No.)    Identification No.)

                            SEVEN SEAS PETROLEUM INC.
                             LARRY A. RAY, PRESIDENT
                           5555 SAN FELIPE, SUITE 1700
                              HOUSTON, TEXAS 77056
                            TELEPHONE: (713) 622-8218
                        (Address, including zip code, and
                        telephone number, including area
                          code, of principal executive
                         offices and agent for service)

                                  -------------

                                   Copies to:

                             JERRY A. WARREN, ESQ.
                    MCAFEE & TAFT A PROFESSIONAL CORPORATION
                       TENTH FLOOR, TWO LEADERSHIP SQUARE
                               211 NORTH ROBINSON
                       OKLAHOMA CITY, OKLAHOMA 73102-7103
                           TELEPHONE: (405) 552-2224
                           FACSIMILE: (405) 235-0439.

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this form, check the following box. [ ]

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE



----------------------------------------------------------------------------------------------------------------------------
                                                                   Proposed Maximum Aggregate    Amount of Registration Fee
                Title of Shares to be Registered                         Offering Price
------------------------------------------------------------------ ---------------------------------------------------------
Subscription Rights(1)......................................                  -----                         -----
------------------------------------------------------------------ ---------------------------------------------------------
Units Consisting of Series A Senior Secured Notes and Warrants(1)            $22,500,000          $5,625(2)
------------------------------------------------------------------ ---------------------------------------------------------


(1) We are granting at no cost to non-Canadian holders of our outstanding common stock transferable subscription rights, including contingent rights, to purchase an aggregate of up to $22,500,000 principal amount of our 12% Series A senior secured notes and accompanying warrants, at no additional cost, to purchase an aggregate of 12,619,500 shares of our common stock at $1.782955 per share. In addition we are offering to exchange the 12% Series A senior secured notes and accompanying warrants not acquired through exercise of subscription rights for a like principal amount of outstanding Series B notes. The warrants are not currently exercisable.


(2) The registration fee is calculated pursuant to Rule 457(o) based on the maximum offering price of the units.

                          -----------------------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

         The information in this prospectus is not complete and may be changed. We may not sell or distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


Prospectus             Subject to Completion            Dated October ___, 2001


--------------------------------------------------------------------------------


                            SEVEN SEAS PETROLEUM INC.
                        Transferable Subscription Rights,
        $22,500,000 Principal Amount of 12% Series A Senior Secured Notes
           and Warrants to Purchase 12,619,500 Shares of Common Stock


--------------------------------------------------------------------------------



         We are offering rights and contingent rights to non-Canadian shareholders who owned our common stock on October 8, 2001, which is the record date for determining shareholders entitled to receive rights. The rights are being offered to non-Canadian shareholders who own at least 169 shares of stock. The contingent rights are being offered to non-Canadian shareholders who own fewer than 169 shares.

         Shareholders on the record date who are residents of Canada are not receiving rights in this rights offering because we were unable to obtain relief from Canadian securities regulatory requirements. See "Summary - Questions and Answers About the Rights Offering - Why are Canadian shareholders not included in the rights offering?" for more information. When we refer to our "shareholders" in connection with the rights, we are only referring to shareholders who are receiving rights or contingent rights in this offering; we are not referring to shareholders who are residents of Canada.

         At no cost to themselves, our shareholders with at least 169 shares on the record date have the opportunity to buy an aggregate of up to $22,500,000 principal amount of our 12% Series A senior secured notes, less any amount that would otherwise have been available to Canadian shareholders. Every 168.26 shares of our common stock entitles the holder to receive one right to purchase a Series A senior secured note in the principal amount of $100.

         Shareholders who own fewer than 169 shares are receiving contingent rights in this offering. Subject to Series A notes remaining available after the shareholders with at least 169 shares exercise their rights, or from Series A notes which would otherwise have been offered to Canadian shareholders, contingent right holders will be entitled to purchase one of the $100 principal amount Series A notes with a warrant attached. The notes and warrants available to contingent right holders, if any, will be identical to the notes and warrants available to our other shareholders in this offering.

         Each $100 note available in this offering (including notes available to contingent right holders, if any) is accompanied by a warrant to purchase
56.08667 shares of our common stock at an exercise price of $1.782955 per share. The warrants will be exercisable upon the effective date of a registration statement for the underlying shares, which we will file as soon as practicable after the warrants are issued. After deducting the estimated expenses of the offering, and including the interest accrued since July 23, 2001 through the closing date of the rights offering, if all rights, including contingent rights, are fully subscribed, we expect our net proceeds from the rights offering will be approximately $22,000,000. We plan to use the proceeds to pay the 12% Series B senior secured notes we issued on July 23, 2001.



               NOTES                                                WARRANTS
               -----                                                --------
o  $100 face amount                                 o  One warrant attached to each $100 12% Series
o  Purchase price of $_______ ($100 plus               A note
   interest accrued since July 23, 2001 through     o  Exercisable for 56.08667 shares of common
   the closing date of the rights offering)            stock
o  Mature November 7, 2004                          o  $1.782955 exercise price
o  Interest rate of 12% per annum                   o  Exercisable upon the effective date of the
o  Secured by our subsidiaries' stock and              registration statement for the underlying shares
   all of our assets, on a pro rata basis with      o  Terminate June 30, 2008
   our other senior secured indebtedness



         The 12% Series A senior secured notes with accompanying warrants not subscribed pursuant to exercise of rights or contingent rights will be exchanged for our outstanding 12% Series B senior secured notes. If all of the warrants attached to the Series A notes are exercised, we will issue 12,619,500 shares of common stock.

         Our common stock is listed on the American Stock Exchange under the symbol "SEV." We do not plan to list the rights or the Series A notes or warrants on any stock exchange, and we have no way of knowing whether a market will develop or be maintained for the rights, the notes or the warrants.

         The offering begins on of the date of this prospectus and ends at 5:00 p.m., eastern standard time, on November ___, 2001. If you want to purchase the securities offered under the rights offering, you must submit the subscription documents included with this prospectus in accordance with the instructions on page 12. You cannot revoke the exercise of your rights or contingent right after the subscription agent receives your subscription documents.

         EXERCISING THE RIGHTS AND CONTINGENT RIGHTS WE ARE OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ THE RISK FACTORS ON PAGE 7 FOR A DISCUSSION OF SOME FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE RIGHTS OFFERING.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

Summary................................................................................1
Risk Factors...........................................................................7
The Offering..........................................................................14
Description of Our Securities.........................................................18
Business..............................................................................41
Property..............................................................................47
Federal Income Tax Consequences.......................................................54
Use of Proceeds.......................................................................60
Dividend Policy.......................................................................60
Ratio of Earnings to Fixed Charges....................................................60
Selected Financial Data...............................................................61
Management's Discussion and Analysis of Financial Condition and Results of Operation..62
Certain Relationships and Related Transactions........................................68
Indemnification of Directors and Officers.............................................69
Market Price of Our Common Shares.....................................................69
Plan of Distribution..................................................................70
Independent Public Accountants........................................................70
Petroleum Engineers...................................................................70
Legal Matters.........................................................................70
Transfer Agent and Registrar..........................................................70
Where You can Find More Information...................................................70
Incorporation of Certain Documents by Reference.......................................71
Disclosure Regarding Forward-Looking Statements.......................................71
Glossary of Oil and Gas Terms.........................................................72
Index to Condensed Consolidated Financial Statements..................................73

                                     SUMMARY


         This summary highlights selected information from this prospectus. The summary is not complete and may not contain all of the information that you should consider before exercising your rights or contingent right and purchasing the securities offered by us in this offering. Except where we expressly state otherwise, the information in this prospectus assumes that 37,858,501 shares of our common stock were outstanding on the record date for the offering. Unless the context otherwise requires, all references in this prospectus to the "Company," "our," "us" or "we" refer to Seven Seas Petroleum Inc. and our subsidiaries. You should read this entire prospectus carefully, including "Risk Factors" beginning on page 7.


QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Why is Seven Seas conducting a rights offering?


         We are offering the rights and contingent rights as the final part of a three-part transaction specifically designed to finance our 2001 and 2002 business plans. The $45.0 million financing consists of:


(1)      12% senior secured notes and warrants issued to Chesapeake Energy
         Corporation;

(2) 12% Series B senior secured notes without warrants issued to qualified investors; and

(3) 12% Series A senior secured notes and warrants to be issued to our shareholders who participate in this rights offering.


         On July 23, 2001, Chesapeake Energy Corporation purchased $22.5 million of our senior secured notes with detachable warrants to purchase 12,619,500 shares of our common stock at $1.782955 per share. Also on July 23, 2001, a group of qualified investors led by Robert A. Hefner III, our Chairman and Chief Executive Officer, purchased $22.5 million of our Series B senior secured notes. Mr. Hefner purchased $15.0 million of the Series B notes. The sales of these securities were not registered under the Securities Act of 1933 in reliance upon exemptions from the registration requirements. Because of Mr. Hefner's and other board members' participation in the Series B note offering, our board of directors decided that we should offer all of our shareholders the right to participate in the financing.

         We intend to use the proceeds from this rights offering to pay the Series B notes, including accrued interest, sold to Mr. Hefner and the qualified investors. Any Series A notes and warrants that are not purchased during this offering, including exercise of the contingent rights, will be exchanged pursuant to this offering for the remaining Series B notes held by Mr. Hefner and the other qualified investors. See "Description of Our Securities -- Series A Notes and Warrants -- Series A Senior Secured Notes" and "-- Series B Senior Secured Notes."


What are the "rights" that are being offered?


         The "rights," which are offered at no cost, allow our non-Canadian shareholders who owned at least 169 shares of our common stock on the record date to buy 12% Series A senior secured notes with detachable warrants. Shareholders with at least 169 shares are receiving one right for every 168.26 shares of our common stock they owned on October 8, 2001. Each right entitles the holder to purchase one $100 principal amount Series A note at a purchase price equal to the face amount of the note, plus interest accrued since July 23, 2001 through the closing date of the rights offering. The purchase price of each $100 principal amount of notes is $_____. Each Series A note is accompanied by a warrant to purchase 56.08667 shares of our common stock for $1.782955 per share.

         For example, if you own 1,000 shares of our common stock, you have received five rights in this rights offering. You can exercise your rights and purchase up to five $100 Series A notes with warrants exercisable for 280 shares of our common stock. The purchase price for your five $100 notes will be $_____, which is equal to the face amount of the notes, plus the amount of interest accrued on the five notes since July 23, 2001 through __________, 2001, the anticipated closing date of the rights offering. The exercise price of your warrants for 280 shares will be $499.23.

         Shareholders who hold fewer than 169 shares are receiving a "contingent right" to purchase one Series A note with a warrant attached. The contingent rights entitle shareholders who own fewer than 169 shares to purchase one of the $100 principal amount notes. The purchase price will be $_________, which is the face amount of the note plus interest accrued since July 23, 2001 through the closing date of the rights offering.

         Assuming the availability of notes after shareholders with at least 169 shares exercise their rights, the notes available to the contingent right holders will be identical in terms and amount as the Series A notes available to our other shareholders in this rights offering. Also, the notes purchased by contingent right holders will be identical to the notes purchased by other right holders in that the notes will be accompanied by warrants to purchase 56.08667 shares of our common stock for $1.782955 per share.

         The contingent rights are subject to Series A notes remaining available after the shareholders with at least 169 shares have exercised their rights, or available from notes that would otherwise have been offered to Canadian shareholders. Unless we specifically state otherwise, when we talk about the "rights" in this prospectus, we are talking about the rights and the contingent rights. See "The Offering - When and how you can exercise your rights - Shareholders with fewer than 169 shares" for more information.


         If you "exercise" your rights, that means you have offered to purchase at least some of the notes and warrants that the rights entitle you to purchase. If you exercise your rights "in full," that means you have offered to purchase all of the notes and warrants available to you in this rights offering. There is no minimum number of rights that must be exercised in order for us to complete the rights offering.

How many rights are being offered?


         A total of 225,000 rights are being offered, including contingent rights. The rights, including the contingent rights, entitle existing shareholders to purchase up to $22,500,000 of the 12% Series A senior secured notes. Assuming all of the Series A notes are purchased, warrants to purchase 12,619,500 shares of common stock will be issued.



Is management participating in this offering?

         We expect members of management to participate in the rights offering. Our directors and executive officers own 4,931,050 shares (13.02%) of our common stock. As a result, they are entitled to purchase up to $2,930,400 of the Series A notes available in this rights offering. Assuming our directors and executive officers purchase all of the notes that they are entitled to purchase, as expected, they will receive warrants to purchase 1,643,561 shares of our common stock.

What can I do with my rights?

         Upon receiving this prospectus, you can do the following:


         o EXERCISE your rights (including contingent rights) and buy the Series A notes and warrants to which you are entitled;

         o TRANSFER your rights (including contingent rights) to someone else, so that person can buy the notes and warrants to which you would otherwise be entitled; or

         o do nothing with the rights (including contingent rights), and let them LAPSE.

         To EXERCISE some or all of your rights (including contingent rights), you must complete and submit, and the subscription agent must receive, the enclosed subscription certificate or contingent subscription certificate before November ___, 2001. At the same time, you must provide payment for the principal amount of the notes, plus accrued interest since July 23, 2001 through the closing date of the rights offering. The interest payable for each $100 increment of the notes is $___. If you buy one $100 note, your purchase price will be $______. You should read the instructions under the heading "The Offering - When and how you can exercise your rights" for more information about how to exercise your rights. Once the subscription materials have been submitted, you cannot revoke your decision to exercise your rights.



         To TRANSFER some or all of your rights, you must properly endorse the subscription certificate or contingent subscription certificate and follow the instructions on the certificate.

         Your rights will LAPSE if you do not exercise or transfer your rights before 5:00 p.m., eastern standard time, on November ___, 2001. Your rights have no use or value after they lapse.


Will my percentage of ownership change if I do not exercise my rights?

         If you do not exercise any of your rights, the number of shares of our common stock you own will not change. However, your ownership percentage of our common stock will decline following the exercise of the warrants attached to the Chesapeake notes and the Series A notes.


         The table below compares the decrease in relative ownership that current shareholders will experience as a result of our three-part financing if holders of all warrants issued pursuant to this offering elect to either (1) exercise their warrants to purchase 12,619,500 shares, or (2) not exercise any of their warrants.



---------------------------------------------------------------------------------------------------
Seven seas shares of common stock outstanding as of date of this prospectus.........     37,858,501
Chesapeake warrants.................................................................     12,619,500
Warrants issued in this offering....................................................     12,619,500
Pro forma shares outstanding assuming exercise of all warrants......................     63,097,501
---------------------------------------------------------------------------------------------------
Decrease in current shareholders' relative ownership of common stock after the Chesapeake and warrants issued in this offering are exercised if:

     (1) current shareholders exercise all warrants.................................             20%
     (2) current shareholders do not exercise any of their warrants.................             40%
---------------------------------------------------------------------------------------------------


Will the rights, notes and warrants be listed on a stock exchange?

         The rights, notes and warrants are freely transferable, but they will not be listed on any stock exchange. We cannot assure you that a market will develop or be maintained for the rights, notes or warrants.

Will I recognize taxable income as a result of the distribution of rights?

         No. The distribution of the rights will not cause you to recognize any taxable income. You also will not recognize taxable income upon the exercise of your rights. For a more complete discussion of tax consequences related to the rights, see "Federal Income Tax Consequences."

Who can I talk to if I have more questions?


         We have appointed U.S. Trust Company of Texas, N.A. as our subscription agent for the rights offering. If you have any questions about the rights offering, including questions about how to exercise your rights, or if you would like extra copies of this prospectus or other documents, please call (214) 754-1255.


         You may also contact Bryan B. Sanchez, Manager of Investor Relations at Seven Seas by calling (713) 622-8218.


Why are Canadian shareholders not included in the rights offering?

         Shareholders who are residents of Canada are not receiving rights in this rights offering because we were unable to obtain relief from Canadian securities regulatory requirements on a timely basis. We applied for, but did not receive, relief from the Canadian regulatory requirements on the basis that we would provide Canadian shareholders with the same information and offering materials provided to U.S. shareholders. Adhering to the Canadian requirements, which include converting our financial statements and oil and gas reserve information to Canadian standards, would result in significant expenses and time delays without providing meaningful additional disclosure or protection to Canadian shareholders. We estimate that shareholders residing in Canada hold a total of approximately 3.0 million shares, or 8.1% of our outstanding shares of common stock.

         Series A notes and warrants which would otherwise have been available to Canadian shareholders will be available for exercise of contingent rights. Series A notes and warrants not subscribed on exercise of rights or contingent rights, will be exchanged for our outstanding Series B notes as discussed above. Our non-Canadian shareholders will receive rights entitling them to purchase the same principal amount of notes and accompanying warrants as previously contemplated.

THE NOTES AND WARRANTS


         Below is a brief description of the Series A notes and accompanying warrants that the rights offered in this prospectus entitle our shareholders to purchase.


12% Series A Senior Secured Notes


----------------------------------------------------------------------------------------------------------------------
Face                                                         Interest rate.......12% per annum, compounded quarterly
amount................$100

Purchase price........$______ ($100 plus interest accrued    Aggregate amount....Not to exceed $22,500,000
                      since July 23, 2001 through the
                      closing date of the rights
                      offering)                              Pre-payment.........Pre-payment may be made, in whole or
                                                                                 in part, at any time without premium
Maturity .............November 7, 2004, or sooner upon any                       or penalty
                      event of default defined in the
                      trust indenture                        Trustee ............U.S. Trust Company of Texas, N.A.

Payments..............Principal and interest accrued
                      through July 23, 2003 payable at
                      maturity.  Interest earned on
                      principal after July 23, 2003 will
                      be paid quarterly, beginning October
                      23, 2003, with final payment on
                      November 7, 2004)
----------------------------------------------------------------------------------------------------------------------


Warrants


----------------------------------------------------------------------------------------------------------------------
Amount ...............Each $100 Series A note is             Date exercisable ....The date on which the registration
                      accompanied by a warrant to purchase                        statement for the underlying shares
                      56.08667 shares of our common stock                         becomes effective.

Exercise price........$1.782955                              Termination date.....June 30, 2008

Transferable..........Detachable from notes and freely       Warrant Agent........U.S. Trust Company of Texas, N.A.
                      transferable
----------------------------------------------------------------------------------------------------------------------


OUR THREE-PART FINANCING

         On July 23, 2001, as the first part of a three-part transaction specifically designed to finance our 2001 and 2002 business plans, Chesapeake Energy Corporation purchased $22.5 million of our 12% senior secured notes due November 7, 2004. The Chesapeake notes were issued with detachable warrants to purchase 12,619,500 shares of our common stock for approximately $1.78 per share. After all three parts of our financing are completed, Chesapeake will have warrants to purchase 20% of our common stock, calculated after exercise of Chesapeake's warrants and the warrants attached to the Series A notes. We have agreed to file a registration statement, upon proper demand, registering the shares of common stock underlying Chesapeake's warrants. Chesapeake also is entitled to designate two of its executive officers to our board of directors. We also agreed that Chesapeake may purchase up to 20% of any securities we offer in a private placement, and up to 5% of any securities we offer in a public offering. See "Description of Our Securities -- Chesapeake Notes and Warrants; Related Agreements" for more information.

         Also on July 23, 2001, a group of qualified investors led by Robert A. Hefner III, our Chairman and Chief Executive Officer, purchased $22.5 million of our Series B senior secured notes. Mr. Hefner purchased $15.0 million of the Series B notes.


         Proceeds from this rights offering will be used to pay the Series B notes, including accrued interest, sold to Mr. Hefner and the other qualified investors. Any of the Series A notes and warrants not purchased by our shareholders in the rights offering, including exercise of the contingent rights, will be exchanged for the remaining Series B notes held by Mr. Hefner and the other qualified investors. The Series A notes and the Series B notes have the same terms and conditions, generally, except that (1) the Series B notes are not accompanied by warrants, and (2) the sale of the Series A notes has been registered pursuant to the Securities Act of 1933, while the sale of Series B notes was not registered. Additionally, the Series B notes mature on the earlier to occur of the consummation of this rights offering and November 7, 2004. The Series A notes mature November 7, 2004. See "Description of Our Securities -- Series A Notes and Warrants -- Series A Senior Secured Notes" and "-- Series B Senior Secured Notes."

         If Mr. Hefner does not hold at least $10.0 million of the Series A notes upon completion of the rights offering and the exchange of any remaining Series B notes for Series A notes, he has granted Chesapeake an option, for a period of 15 days after the rights offering, to require him to purchase from Chesapeake an amount of Chesapeake notes, and a related portion of the warrants, equal to the difference between $10.0 million and the principal amount of the Series A notes he holds. The Chesapeake notes and warrants that Mr. Hefner may be required to purchase will not be registered under the Securities Act of 1933.


         As a condition to Chesapeake participating in our financing, we agreed to secure payment of the Chesapeake notes, the Series A notes and the Series B notes by pledging all of our subsidiaries' capital stock, and related dividends and distributions, to Chesapeake, as collateral agent. We also granted to Chesapeake, as collateral agent, a lien, security interest and pledge of all of our other assets.

         If none of our shareholders exercise their rights in this rights offering, Chesapeake and the qualified investors will hold 100% of our outstanding warrants. In this event, upon exercise of all of the Chesapeake warrants and the Series A warrants, Chesapeake will own 20% of our common stock, the qualified investors will own 20% and our current shareholders will own 60%. Under this scenario, Mr. Hefner would be issued warrants to purchase 8,413,000 shares (13.33%) of our common stock in exchange for his $15.0 million purchase of our Series B notes. Mr. Hefner's potential ownership, including these warrants, the shares he currently owns and his stock options, would be 22.6% of our common stock upon the exercise of all warrants related to the Chesapeake and Series A notes and Mr. Hefner's option.

                                  RISK FACTORS

         Before you exercise any rights in this rights offering, you should be aware that there are various risks associated with your investment in the notes and warrants and the common stock issuable upon exercise of the warrants. Before you purchase the Series A notes and warrants, you should carefully consider the following risk factors relating to our business and this rights offering, together with the information and financial data included in this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         In considering whether to exercise your rights, you should consider carefully the following risk factors. This document includes "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements. Such forward-looking statements include, without limitation, the statements in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding our financial position, estimated quantities of reserves, business strategy and plans and objectives for future operations. Forward-looking statements generally are accompanied by words such as "anticipate," "believe," "estimate," "project," "potential" or "expect" or similar statements. Although we believe that the expectations reflected in any forward-looking statements are reasonable, no assurance can be given that our expectations will prove correct. Factors that could cause our results to differ materially from the results discussed in the forward-looking statements are discussed in "Risk Factors" and other sections of this document. All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this paragraph.

RISKS RELATED TO THE RIGHTS OFFERING

NO MARKET CURRENTLY EXISTS FOR THE RIGHTS, NOTES OR WARRANTS, AND AN ACTIVE TRADING MARKET FOR THESE SECURITIES MAY NOT DEVELOP.

         The rights, Series A notes and accompanying warrants are each a new issue of securities with no established trading market. We do not intend to list the rights, notes or warrants on any stock exchange. We cannot assure you that a market will develop or that you will be able to sell your rights, notes or warrants easily. An inactive or illiquid trading market could adversely affect the price of the rights, notes and warrants.


ALL OF THE PROCEEDS FROM THIS RIGHTS OFFERING WILL BE USED TO PAY THE $22.5 MILLION PRINCIPAL AMOUNT OF SERIES B NOTES, PLUS ACCRUED INTEREST THEREON, PURCHASED BY THE QUALIFIED INVESTORS, INCLUDING THOSE PURCHASED BY OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND THREE OTHER DIRECTORS.

         All of the proceeds that we receive in this rights offering will be used to pay the $22.5 million principal amount of Series B notes purchased by the qualified investors, plus accrued interest thereon. None of the proceeds will go directly to us. Mr. Hefner, who purchased $15.0 million of the Series B notes, will receive the first $5.0 million of proceeds from this rights offering. The remaining proceeds will be paid on a pro rata basis to all of the qualified investors, including Mr. Hefner and our three independent directors who directly or indirectly participated in the Series B note offering. If the proceeds from the rights offering are not sufficient to pay the $22.5 million principal amount of Series B notes, the Series B noteholders, including Mr. Hefner and our other directors, will receive Series A notes and warrants in exchange for their remaining Series B notes.


REGARDLESS OF WHETHER OTHER SHAREHOLDERS PARTICIPATE IN THE RIGHTS OFFERING, MR. HEFNER COULD RECEIVE WARRANTS TO PURCHASE AT LEAST 5,608,667 SHARES OF OUR COMMON STOCK UPON COMPLETION OF THE TRANSACTIONS RELATED TO THE RIGHTS OFFERING.


         If Mr. Hefner does not hold at least $10.0 million of the Series A notes upon completion of the rights offering and the exchange of any remaining Series B notes for Series A notes, Chesapeake has the right, for a period of 15 days after the rights offering, to sell to him an amount of the Chesapeake notes, together with a proportionate share of the related warrants, equal to the difference between $10.0 million and the principal amount of the Series A notes he holds. If Mr. Hefner holds $10.0 million Series A notes upon completion of the rights offering and the exchange of Series B notes for Series A notes, or if he owns less than $10.0 million and Chesapeake exercises its "put" option, Mr. Hefner will acquire warrants to purchase 5,608,667 shares (8.9%) of our common stock.


         If none of our shareholders exercise their rights in this rights offering, Chesapeake and the qualified investors will hold 100% of our outstanding warrants. In this event, upon exercise of all of the Chesapeake warrants and the Series A warrants, Chesapeake will own 20% of our common stock, the qualified investors will own 20% and our current shareholders will own 60%. Under this scenario, Mr. Hefner would be issued warrants to purchase 8,413,000 shares (13.33%) of our common stock in exchange for his $15.0 million purchase of our Series B secured notes. In this case, Mr. Hefner would own 22.6% of our common stock, including the shares of common stock he currently owns, the shares he would acquire if he exercised the warrants and the shares he would acquire if he exercised the stock options he has received to date.

SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY SUFFER SUBSTANTIAL DILUTION IN OWNERSHIP INTEREST AND VOTING POWER.

         Each of the warrants that accompany the Chesapeake notes and the Series A notes are exercisable for 56.08667 shares of our common stock. Chesapeake's warrants are exercisable for a number of shares of our common stock that will account for 20% of our common stock, calculated after exercise of Chesapeake's warrants and the warrants attached to the Series A notes. If you choose not to exercise your rights in full to purchase Series A notes and warrants, and if other shareholders exercise their rights and subsequently elect to exercise their warrants for common stock, your relative ownership interest in Seven Seas will be further diluted.

         The shareholders who exercise their rights and subsequently exercise their warrants to purchase our common stock will receive common stock that has full voting rights. If you choose not to exercise your rights and other shareholders elect to exercise their rights and exercise their warrants, then your voting power will be diluted.

THE IRS MAY NOT AGREE WITH THE COMPANY'S ALLOCATION OF PURCHASE PRICE BETWEEN THE NOTES AND WARRANTS.


          For U.S. federal income tax purposes, the notes and the warrants will be treated as investment units. The issue price of a unit for U.S. federal income tax purposes will be the first price at which a substantial amount of units is sold (excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). In our case the issue price will be equal to the principal amount of the note purchased, plus interest thereon from July 23, 2001 to the date of the closing of the purchase of the units. The issue price of a unit must be allocated between the notes and the warrants based on our best judgment of the relative fair market value of each such component of the unit on the issue date. We have engaged an independent business valuation firm to appraise and render an opinion of the allocation as of the date of the closing of the sale of the units. We intend to rely upon the appraiser's opinion as the basis for our allocation.

         We estimate that 10% to 15% of the issue price of the unit will be allotted to the warrant and 90% and 85% will be allotted to the note. Our estimate is based upon the underlying security for the note and its stated yield compared to current interest rates generally, the speculative nature of the warrant and the current trading price of our stock. The final allocation will be based upon the independent appraisal, which will in turn be based upon economic factors existing at the date of closing. There can be no assurance that the final allocation will be within the range of our current estimate as changes in interest rates and the trading price of our stock could cause the final allocation to vary substantially from our estimate. We anticipate receiving the appraisal shortly after the closing of the offering. At that time we will make a press release disclosing our allocation, file a Form 8-K with the U.S. Securities and Exchange Commission, which will disclose the allocation, and post the allocation to our web site.

         Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount, referred to as the OID Regulations, each holder of a note will be bound by our allocation for U.S. federal income tax purposes unless the holder discloses on a statement attached to his tax return for the taxable year that includes the acquisition date of a unit that his allocation differs from that of the company. No assurance can be given that the Internal Revenue Service will accept our allocation. If our allocation were successfully challenged by the IRS, the issue price, original issue discount accrual on the note and gain or loss on the sale or disposition of a note or warrant would be different from that resulting under the allocation determined by us.

YOU MAY NOT REVOKE YOUR DECISION TO EXERCISE YOUR RIGHTS AFTER YOU SEND US YOUR SUBSCRIPTION CERTIFICATE.

         If you change your mind about exercising your rights, you may not revoke or change the amount of your exercise after you send in your subscription forms and payment.

RISKS RELATED TO OUR SECURITIES

OUR ABILITY TO INCUR ADDITIONAL SECURED AND UNSECURED INDEBTEDNESS IS LIMITED BY OUR AGREEMENT WITH CHESAPEAKE ENERGY CORPORATION.

         Although the indenture for the Series A notes permits us and our subsidiaries to incur certain additional secured and unsecured indebtedness, our agreement with Chesapeake Energy Corporation generally prohibits us and our subsidiaries from incurring more than $1.0 million of indebtedness, other than unsecured trade debt.

WE PLEDGED ALL OF OUR SUBSIDIARIES' SHARES TO CHESAPEAKE ENERGY CORPORATION, AS COLLATERAL AGENT, AND ALSO GRANTED A SECURITY INTEREST IN OUR ASSETS.

         As a condition to Chesapeake participating in our three-part financing, we agreed to secure payment of the Chesapeake notes, the Series A notes and the Series B notes by pledging to Chesapeake, as collateral agent, all of our subsidiaries' capital stock and all related dividends and distributions, proceeds and products. We also granted to Chesapeake, as collateral agent, a lien, security interest and pledge of certain of our assets, including, but not limited to our accounts, equipment, general intangibles, inventory, goods and contracts, additional properties and all related proceeds and products.

CHESAPEAKE HAS A SUBSTANTIAL INTEREST IN SEVEN SEAS AND MAY BE INFLUENTIAL IN OUR FUTURE.

         Because Chesapeake has a substantial interest in Seven Seas and may designate two of its executive officers as members of our board of directors, it could influence our activities and our management decisions. After all the transactions contemplated in our three-part financing are completed, Chesapeake will have warrants to purchase 20% of our common stock for approximately $1.78 per share. We have agreed to file a registration statement, upon proper demand, registering the shares of common stock underlying Chesapeake's warrants. See "Description of Our Securities - Chesapeake Notes and Warrants; Related Agreements - Related Agreements Affecting Our Securities" for more information. Chesapeake also is entitled to purchase up to 20% of any securities we offer in a private placement, and up to 5% of any securities we offer in a public offering. See "Description of Our Securities - Chesapeake Notes and Warrants; Related Agreements - Related Agreements Affecting Our Securities" for more information.

THE RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS MAY LIMIT OUR OPERATING FLEXIBILITY. IF WE FAIL TO COMPLY WITH THESE COVENANTS, OUR LENDERS COULD DECLARE A DEFAULT UNDER OUR INDEBTEDNESS EVEN THOUGH WE MAY BE ABLE TO MEET OUR DEBT SERVICE OBLIGATIONS.

         The instruments governing our indebtedness, including the Series A notes, impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create liens and engage in mergers or acquisitions. Substantially all of our assets are subject to liens securing the Chesapeake note, the Series A notes and the Series B notes. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the noteholders could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our debt to become immediately due and payable. As a result, any event of default could have a material adverse effect on our business and financial condition, and could prevent us from paying amounts due under the Series A notes.

WE MAY BE UNABLE TO REPURCHASE THE NOTES UPON A CHANGE OF CONTROL OR UPON RECEIPT OF EXCESS PROCEEDS FROM AN ASSET SALE.

         If a change of control under the indenture occurs, we will be required to make an offer to purchase all the outstanding notes at a price equal to 100% of the principal amount of the notes, together with any accrued and unpaid interest and additional amounts, if any, to the date of repurchase. In such a situation we may not have sufficient funds to pay for all of the notes that are tendered under the offer to purchase. If a significant amount of notes are tendered, we will almost certainly have to obtain financing to pay for the tendered notes; however, we may be unable to obtain such financing on acceptable terms, if at all. In addition, the Chesapeake note restricts our ability to repurchase notes, including the repurchase of notes pursuant to a change of control offer or upon receipt of excess proceeds from an asset sale. Our failure to repay holders tendering notes upon a change of control or upon receipt of excess proceeds from an asset sale will result in an event of default under the notes. A change of control, or an event of default under the notes, may also result in an event of default under our other indebtedness, which may result in the acceleration of that indebtedness, requiring us to repay that indebtedness immediately. Any indebtedness we incur in the future may also prohibit certain events or transactions that would constitute a change of control under the indenture governing the notes. The definition of a change of control in the indenture includes a sale, lease, conveyance or transfer of "all or substantially all" of our assets. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the notes to require us to repurchase the notes as a result of a sale, lease, conveyance or transfer of all or substantially all of our assets may be uncertain.

WE ARE A HOLDING COMPANY THAT IS DEPENDENT ON CASH FLOWS FROM OUR SUBSIDIARIES. WE CANNOT ASSURE YOU THAT OUR SUBSIDIARIES WILL BE ABLE TO DISBURSE FUNDS TO US TO PAY ANY AMOUNTS DUE UNDER THE NOTES.

         We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations, including our obligations to pay interest and principal on the notes. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due with respect to the notes or to make any funds available to us. As a result, if any of our subsidiaries liquidate their assets, our right to any of the proceeds and the consequent right of the holders of the notes to participate in the distribution or realize proceeds from those assets will be effectively subordinated to the claims of the creditors of the subsidiary, including trade creditors and holders of indebtedness of the subsidiary. Unless a bankruptcy court were to subordinate our claim, we will not be subordinated to such creditors if we are a creditor of such subsidiary, although our claims would still be effectively subordinated to any security interest in the assets of such subsidiary senior to any security interest held by us.

FUTURE SUBSIDIARY GUARANTEES OF OUR OBLIGATIONS UNDER THE NOTES MAY BE HELD UNENFORCEABLE UNDER FRAUDULENT CONVEYANCE AND SIMILAR LAWS. IF UNENFORCEABLE, YOU WOULD RECEIVE NO BENEFIT OF THE SUBSIDIARY GUARANTEE AND YOU COULD ONLY LOOK TO OUR ASSETS FOR PAYMENT OF THE NOTES.


         In certain circumstances, our restricted subsidiaries may guarantee our obligations under the notes. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid these subsidiary guarantees. If a court found that the subsidiaries had violated fraudulent conveyance laws, the court could avoid or subordinate the all or a portion of the subsidiary guarantee in favor of its other creditors. Among other things, a legal challenge of a subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary as a result of our issuance of the Series A notes and Series B notes. To the extent a subsidiary guarantee is avoided as a fraudulent conveyance or a preference under bankruptcy laws or held unenforceable for any other reason, the holders of the notes would cease to have any claim in respect of the subsidiary and would be solely our creditors.


RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY.

         We commenced our operations in 1995 and have only a limited operating history. Accordingly, we have limited historical financial and operating information upon which to base an evaluation of our performance. Our prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies in the early stages of development.

WE HAVE HISTORICAL OPERATING LOSSES.

         Since the date of our inception through June 30, 2001, we have incurred cumulative losses of $117 million. Our only production, as of June 30, 2001, has been our share of the approximately 1.8 million barrels of oil (0.7 million net to us) produced by the Guaduas Oil Field. Therefore, estimates of proved reserves and the level of future production attributable to such reserves are difficult to determine. We cannot assure you of the volume of recoverable reserves. Our business will continue to require substantial expenditures. We cannot be certain that we will achieve or sustain profitability from operating activities in the future.

WE HAVE SUBSTANTIAL INDEBTEDNESS AND MAY NOT HAVE ENOUGH REVENUES TO PAY OUR DEBTS.

         As of the date of this prospectus, we had $110 million of 12 1/2% senior notes due May 15, 2005 and $45 million of senior secured notes. Under certain circumstances, we may, or our subsidiaries may, become further indebted. This much debt could pose substantial risks to our business. The indebtedness may require us to use available funds for payment of principal and interest instead of further developing our properties. The debt could also inhibit our ability to raise additional capital. It is possible that we will not have enough cash flow from our operations to pay the principal and interest on our debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

OIL AND GAS PRICES WILL IMPACT OUR COMPANY.

         The market prices for oil and natural gas historically have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Decreases in oil and natural gas prices will adversely affect our future revenues, results of operations and cash flows. Additionally, decreases in oil and natural gas prices may impede our ability to raise additional capital.

WE HAVE NOT HAD ANY SIGNIFICANT INCOME-PRODUCING PROPERTY UNTIL RECENTLY.

         We are a development stage company under the U.S. Security and Exchange Commission's accounting rules because we are devoting substantially all of our efforts to establishing a new business and have produced no significant revenue from the business. We did not have any significant income-producing property until we began trucking production in August 2000. We are currently selling our share of approximately 7,000 barrels of oil per day. Our principal assets are in the early stages of exploration and development. Since the date of our inception through June 30, 2001, we have incurred cumulative losses of $117 million. Because we continue to explore and develop, we expect to continue to incur losses until production from the Guaduas Oil Field occurs in quantities sufficient to cover operating expenses. Assuming we can borrow at an acceptable rate, the amount of our debt could continue to increase until production increases enough to cover our operating expenses.

ANY CASH FLOW WE GENERATE MAY BE USED TO PAY OUR EXISTING DEBTS AND WE MAY NOT HAVE THE CASH FLOW WE NEED FOR OTHER PURPOSES.

         Any cash flow generated from our operations will likely be used to pay our debt. As a result, we may not have the cash flow available for other purposes. Additionally, our debt may affect our ability to finance our future operations and capital needs.

WE ARE DEPENDENT ON PRODUCTION FACILITIES AND PIPELINES TO MARKET OUR OIL PRODUCTION.

         We cannot market our full production capacity without proper production facilities and pipelines, including gathering systems, adequate storage facilities, separation and reinjection facilities. If these facilities are not available for reasons of malfunction, sabotage or some other unforeseen event, we could have to shut in producing wells, thereby reducing our oil and sales revenues. Certain pipelines in Colombia have had a history of sabotage that has resulted in oil and gas companies having to shut in production for extended periods of time.

COLOMBIAN ENVIRONMENTAL LAWS HAVE DELAYED OUR OPERATION IN THE PAST AND MAY DO SO AGAIN IN THE FUTURE.

         Colombian environmental laws require us to get an environmental permit or approval before we conduct seismic operations, drill wells or construct pipelines. Our operations have been delayed in the past while we tried to get environmental permits. Our operations could be delayed again for the same reason. Failure to get the necessary licenses and permits may also prevent us from obtaining alternative financing.

POLITICAL AND ECONOMIC UNCERTAINTY IN COLOMBIA COULD WORSEN AT ANY TIME AND OUR OPERATIONS COULD BE DELAYED OR DISCONTINUED.

         Our business is subject to political and economic risks, including:

         o loss of revenue, property and equipment as a result of unforeseen events like expropriation, nationalization, war and insurrection;

         o risks of increases in import, export and transportation regulations and tariffs, taxes and governmental royalties;

         o        renegotiation of contracts with governmental entities;

         o changes in laws and policies governing operations of foreign-based companies in Colombia;

         o exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

         o laws and policies of the United States affecting foreign trade, taxation and investment; and

         o the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

         In early 2001, we experienced an incident of guerrilla activity at one of our well locations; however, our operations were not materially disrupted by such activity. We do not know how guerrilla activity will affect us in the future, or what steps, if any, the Colombian government may take in response to guerrilla activities.

IF WE DO NOT SATISFY THE WORK REQUIREMENTS OF OUR ASSOCIATION CONTRACTS, THE COLOMBIAN GOVERNMENT MAY TERMINATE ALL OR PART OF THE CONTRACTS.


         Our Colombian association contracts have certain work requirements. For more information on the specific contract terms and obligations, see "Property." We may not be able to satisfy our contractual obligations. If we do not comply with the work requirements of the association contracts, or successfully renegotiate the terms, Ecopetrol may terminate all or part of one or more of our contracts.


THE U.S. HAS IMPOSED IN THE PAST, AND MAY IMPOSE IN THE FUTURE, ECONOMIC AND TRADE SANCTIONS AGAINST COLOMBIA.

         The United States has imposed economic and trade sanctions against Colombia in the past, and may impose sanctions against Colombia in the future. Every year, the president of the United States reviews designated foreign countries for certification, including Colombia, and decides whether those countries have cooperated with the United States to prevent drug trafficking. In 1995, 1996, 1997 and 1998, the president found that Colombia had not taken sufficient steps to prevent drug trafficking and denied certification. As a result of Colombia's failure to receive U.S. certification, the U.S. imposed the following sanctions:

         o        withholding all bilateral economic assistance;

         o blocking loans from the Export-Import Bank of the United States and the Overseas Private Investment Corporation; and

         o voting against multilateral assistance to Colombia in the World Bank and the InterAmerican Development Bank.

         Although Colombia received certification in February 1999, March 2000, and February 2001, if the United States imposes sanctions against Colombia again, we may not be able to get the financing we need to develop our Colombian properties. Sanctions by the United States could also cause Colombia to retaliate against us by nationalizing our Colombian assets.

OUR OPERATIONS ARE CONCENTRATED IN COLOMBIA.

         Our oil and gas properties are concentrated in Colombia. All of our proved reserves are attributable to the Guaduas Oil Field, which is located in Colombia. If our operations in Colombia were adversely affected, we would experience a material adverse effect.

                            FOR CALIFORNIA RESIDENTS

         The offering was approved in California on the basis of a limited offering qualification where offers and sales could only be made to existing shareholders as described in the prospectus. Accordingly, we did not have to demonstrate compliance with some or all of the merit regulations of the Department of Corporations as found in Title 10, California Code of Regulations, Rule 260.140 et seq.

         The exemptions for secondary trading available under Corporations Code
Section 25104(h) are not available, but there may be other exemptions to cover non-issuer transactions.

                                  THE OFFERING


ABOUT THE RIGHTS


         We are giving our shareholders on the record date who are not Canadian residents, at no cost to them, rights that let them buy an aggregate of up to $22,500,000 principal amount of 12% Series A senior secured notes accompanied by warrants to purchase 12,619,500 shares of our common stock at an exercise price of $1.782955 per share. Shareholders who own at least 169 shares of our common stock as of October 8, 2001, the record date, will receive one right to purchase a $100 Series A senior secured note accompanied by a warrant to purchase
56.08667 shares of common stock for each 168.26 shares of our common stock that they owned on the record date. Shareholders who own fewer than 169 of our shares on the record date will receive "contingent rights" in this rights offering. Each contingent right entitles you to purchase one note and warrant subject to availability of the Series A notes after shareholders with at least 169 shares have exercised their rights. See "-- When and how you can exercise your rights" below for more information about exercising your contingency right if you own less than 169 shares.

         Because we required additional capital to continue the development of the Guaduas Oil Field and for new exploration on our Colombian properties, we issued $45.0 million of notes in July 2001. Of that amount, we issued $22.5 million principal amount of senior secured notes accompanied by warrants to Chesapeake Energy Corporation. Chesapeake's warrants are exercisable for a number of shares of our common stock that will account for 20% of our common stock, calculated after exercise of Chesapeake's warrants and the warrants attached to the Series A notes. The remaining $22.5 million principal amount of notes were issued to Robert A. Hefner III, our Chairman and Chief Executive Officer, and certain qualified investors. The notes purchased by the qualified investors are 12% Series B senior secured notes, which are not accompanied by warrants. Because of Mr. Hefner's and other board members' participation in the Series B note offering, our board of directors decided that we should offer all of our shareholders the right to participate in the financing. All Series A notes and accompanying warrants not subscribed in the rights offering will be exchanged for a like principal amount of Series B notes.


WHEN AND HOW YOU CAN EXERCISE YOUR RIGHTS

Shareholders with at least 169 shares


         This rights offering terminates on November ___, 2001, at which time our subscription agent must have received your subscription documents. After the termination date, any rights still held by shareholders or their transferees will be void. Your rights are not considered exercised until November ___, 2001, the closing date of the rights offering, by which time our subscription agent will have either accepted or rejected your subscription documents. You cannot revoke the exercise of your rights after the subscription agent receives your subscription documents.


         To exercise your rights, you must deliver the following to our subscription agent:


         o the completed subscription certificate that is included with this prospectus;

         o        any required signature guarantees; and

         o payment in full for the principal amount of the desired amount of Series A notes, including interest accrued from July 23, 2001 through November __, 2001, the closing date of the rights offering.

                  For example, the purchase price for each $100 principal amount of notes is $____. The purchase price is equal to the $100 face amount of the note, plus $___, which is the amount of interest accrued at a rate of 12% per annum since July 23, 2001 through November __, 2001, the closing date of the rights offering.

You should send the attached subscription certificate and any notice of guaranteed delivery with payment for the Series A notes and warrants you want to buy to our subscription agent:


                               U.S. Trust Company of Texas, N.A.
                               2001 Ross Avenue, Suite 2700
                               Dallas, Texas  75201
                               Attention:  Bill Barber



Shareholders with fewer than 169 shares


         If you owned fewer than 169 shares of our common stock on the record date, you are receiving one "contingent right" in this rights offering. You may exercise your contingent right and purchase one $100 Series A note with a warrant attached, subject to the availability of the Series A notes after shareholders who own at least 169 shares exercise their rights. You must exercise your contingent right before the November ___, 2001 subscription deadline.

         To exercise your contingent right, you must deliver the following to our subscription agent:

         o The completed contingent right subscription certificate that is included with this prospectus;

         o        Any required signature guarantees; and

         o Payment in full for the $_____ purchase price of the note. The purchase price is equal to the $100 face amount of the Series A note being purchased, plus $____, which is the amount of interest accrued at a rate of 12% per annum since July 23, 2001 through November ___, 2001, the closing date of the rights offering.

         You should send the attached contingent right subscription certificate and any notice of guaranteed delivery with payment for the Series A notes and warrants you want to buy to our subscription agent:

                               U.S. Trust Company of Texas, N.A.
                               2001 Ross Avenue, Suite 2700
                               Dallas, Texas  75201
                               Attention:  Bill Barber


         If you exercise your contingent right, the full amount of your purchase price will be deposited into an escrow account, where it will remain until we determine whether any Series A notes are available after the shareholders with at least 169 shares have exercised their rights. If 100% of the Series A notes are purchased by shareholders with at least 169 shares, you will not be entitled to purchase any of the Series A notes and warrants. If this occurs, we will return the amount of your purchase price to you without interest.

         If Series A notes remain available after the shareholders with at least 169 shares exercise their rights, the contingent right holders who exercised their rights will receive the remaining notes. If there are not enough Series A notes to allocate one note to each shareholder who exercised his or her contingent right, the subscription agent will have sole discretion to determine which shareholders receive the available notes.

PAYING FOR YOUR NOTES AND WARRANTS


         The purchase price for each $100 principal amount of the Series A notes with a warrant attached is $____, which is $100 for the face amount of the note, plus $____ for interest accrued since July 23, 2001 through November ___, 2001, the closing date of the rights offering. You may only pay for the notes and warrants by:

         o money order, certified check or bank draft drawn upon a United States bank, each payable to our subscription agent, U.S. Trust Company of Texas, N.A.; or

         o wire transfer of funds to: the appropriate account indicated below maintained by our subscription agent.

                Subscription Funds (NOT including contingent subscription funds) U.S. Trust Company NY
                ABA 0210001318
                F/C:  US Trust Tx
                A/C:  #76510284

                Contingent Subscription Funds
                U.S. Trust Company NY
                ABA 0210001318
                F/C:  US Trust Tx
                A/C:  #76510285


         The subscription agent will be deemed to have received your payment only upon receipt of any money order, certified check or bank draft or receipt of good funds in the subscription agent's account. Any wire transfer of funds should clearly identify the shareholder exercising his or her rights.

SIGNATURE GUARANTEES

         Signatures on the subscription certificate must be guaranteed by an eligible guarantor institution, such as a bank, broker, dealer, credit union, national securities exchange or savings association. Signature guarantees are also subject to the standards and procedures adopted by our subscription agent.

         Signatures on the subscription certificate do not need to be guaranteed if the subscription certificate provides that the securities being purchased are to be delivered directly to the record owner of the rights or if the subscription certificate is submitted for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

SHARES HELD FOR OTHERS

         Brokers, trustees, depositories or others holding common stock for another party should provide a copy of this prospectus to the beneficial owners of the shares as soon as possible. You must ascertain each beneficial owners' intentions and obtain instructions with respect to the rights. If the beneficial owner wants to exercise his or her rights, you should complete the necessary subscription certificates and send them to the subscription agent with the proper payment.

         If you are a beneficial owner of our common stock held by a holder of record, you should contact the holder of record and request that transactions be carried out in accordance with your instructions. Please note that brokers or other record holders may establish early deadlines for receiving instructions from beneficial holders that may be well in advance of the rights offering deadline.

METHOD OF TRANSFERRING RIGHTS

         The rights, including the contingent rights, are freely transferable; however, we do not intend to list the rights on any stock exchange and we cannot assure you that a market for the rights will develop or that any market which does develop will be active or can be sustained. We also do not know the prices at which the rights will trade.

         All of the rights represented by one subscription certificate may be transferred by endorsing the subscription certificate for transfer. The endorsement must be made in accordance with the instructions attached to the certificate. Less than all of the rights represented by a subscription certificate (but not fractional rights) may be transferred by delivering the properly endorsed subscription certificate to the subscription agent with instructions to register the number of rights being transferred in the name of the transferee and to issue a new subscription certificate for that number of shares to the transferee. Then, a new subscription certificate representing the remaining rights will be issued to the original holder, or, if the rights holder so instructs, the new certificate may be issued to another transferee. Holders wishing to transfer all or a portion of their rights should allow enough time prior to the rights offering deadline. BECAUSE THE RIGHTS OFFERING PERIOD IS LIMITED TO 30 DAYS, ANY ATTEMPT TO TRANSFER YOUR RIGHTS MAY RESULT IN A DELAY THAT COULD CAUSE YOUR RIGHTS TO LAPSE BEFORE THEY ARE EXERCISED.

         To transfer rights to any person other than a bank or broker, signatures on the subscription certificate must be guaranteed by an eligible guarantor institution.

         Except for the fees charged by the subscription agent (which we will pay), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of rights will be paid for by the person incurring such fees. None of such commissions, fees or expenses will be paid by us or the subscription agent.

OUR DECISIONS ARE BINDING

         All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us. Our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within the time that we may determine. We may also, in our sole discretion, reject the attempt to exercise any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within the time that we determine. Neither we nor the subscription agent will be under any duty to give notice of any defect or irregularity in connection with the submission of subscription certificates.


         You should carefully read and follow the instructions accompanying the subscription certificate. Do not send subscription certificates to Seven Seas. You may choose the method of delivery of subscription certificates and payment of the subscription price to the subscription agent, however, you must assume the risk associated with the delivery method you choose. If sent by mail, it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to 5:00 p.m., Eastern Standard Time, on November ___, 2001.

                          DESCRIPTION OF OUR SECURITIES

COMMON STOCK

         We are authorized to issue 200,000,000 shares of our stock, 150,000,000 shares of which have been designated as common stock, par value $0.001. The remaining 50,000,000 shares, which have not been designated, may be designated as a separate class or series of stock with such rights and preferences as may be determined at the discretion of our board of directors.

         All of our outstanding shares of common stock are fully paid and nonassessable. Each share of our common stock entitles the holder to one vote with respect to matters that are required by law to be submitted to shareholders, including electing directors.

         Our common stock holders may share pro rata in any dividends that are declared by the board of directors. In the event of liquidation, all of our assets that are available to be distributed after satisfying prior rights may be distributed pro rata among the common stock holders according to their holdings. The rights of our common stock holders may be subject to the rights of any preferred stock holders if our undesignated shares are designated as preferred stock.

         The shares of our stock that are authorized but not designated or issued could be used to dilute the ownership of a person attempting to cause a change of control. This makes it possible for us to defeat a potential takeover attempt which, if shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, we could issue the preferred shares with voting and conversion rights and preferences. This could adversely affect the voting power and other rights of our common stock holders.

SERIES A NOTES AND WARRANTS

The Warrants


         General. Each $100 Series A senior secured note will be accompanied by a warrant to purchase 56.08667 shares of our common stock. Because no fractional shares will be issued, 12,619,500 shares may be issued if all of the attached warrants are exercised. The warrants are exercisable for $1.782955 per share and may be exercised any time after the effective date of the registration statement for the underlying shares until June 30, 2008, at which time they terminate and may no longer be exercised. We will file a registration statement with the Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants and use our best efforts to cause it to become effective as promptly as practicable after the warrants are issued.


         The warrants will be issued pursuant to a Master Warrant Agreement between us and U.S. Trust Company of Texas, N.A., the warrant agent. The warrants are represented by warrant certificates, which are detachable and may be traded separately from the notes. The warrants are subject to the terms of the Master Warrant Agreement and may only be exercised or transferred in accordance with the terms thereof. A copy of the Master Warrant Agreement is filed as an exhibit to the registration statement of which this prospectus is a part. You should read the Master Warrant Agreement for a more complete discussion of the terms of the warrants. We cannot assure you that a market will develop for the warrants.


         Exercising the Warrants. The warrants may be exercised for $1.782955 per share [at any time after the effective date of the registration statement for the underlying shares], but before June 30, 2008. To exercise some or all of your warrants, you must deliver the following items to U.S. Trust Company of Texas, as the warrant agent:


         o        notice of election to exercise;

         o the warrant certificate representing the warrants you wish to exercise; and

         o funds in the amount of the exercise price ($1.782955 per share).

If fewer than all of the warrants represented by a warrant certificate are exercised, the original warrant certificate will be surrendered and the warrant agent will issue a new warrant certificate for the number of unexercised warrants.

Series A Senior Secured Notes


         The Series A notes will be issued under an indenture dated as of July 23, 2001, as amended, between us and U.S. Trust Company of Texas, N.A., as trustee. We have summarized the material terms and provisions of the indenture in this section. The indenture is qualified under the Trust Indenture Act of 1939, as amended. The terms of the Series A notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. You should read the indenture for additional information before you exercise your rights and buy any of the Series A notes.

         The Series B notes purchased by Mr. Hefner and the other qualified investors are covered by the same indenture as the Series A notes and, generally, have the same terms and conditions. The material differences between the Series A notes and the Series B notes include: (1) the Series B notes are not accompanied by warrants, and (2) the offering of the Series A notes has been registered pursuant to the Securities Act of 1933, while the offering of the Series B notes was not registered. Also, the Series A notes mature on November 7, 2004, while the Series B notes mature on the earlier of November 7, 2004 and the consummation of this rights offering. Additionally, the Series A notes are represented by a global note, while the Series B notes were issued individually. See "-- Series B Senior Secured Notes" for more information.


         The Series A notes, together with the Series B notes and the Chesapeake notes, are secured by our pledge of our subsidiaries' capital stock to the trustee and to Chesapeake, as collateral agent for both, and by a security interest in our assets, including, but not limited to our accounts, equipment, general intangibles, inventory and all of our additional property whether tangible or intangible, personal or mixed and proceeds and products thereof or therefrom.

         General


         The Series A notes represent our senior obligations, ranking equal in right and priority of payment with all our existing and future senior indebtedness and senior in right and priority of payment to all our indebtedness that is expressly subordinated to the Series A notes. The Series A notes and our other senior secured indebtedness will be effectively senior to our unsecured senior indebtedness to the extent of the value of the assets securing the senior secured indebtedness. On a pro forma basis after giving effect to the issuance of the Series A notes, as of June 30, 2001, we would have had outstanding approximately $166 million of indebtedness on a consolidated basis, consisting of:



         o $ 48.0 million of senior secured indebtedness (includes $3.0 million Stillwater National Bank loan);

         o        $ 110.0 million of senior unsecured indebtedness; and


         o approximately $8.0 million of other indebtedness and liabilities, including trade payables.


         The Series A notes will be effectively subordinated to all liabilities of our subsidiaries that do not guarantee our obligations under the notes. The Series A notes will also be effectively subordinated to all existing and future secured indebtedness of our subsidiaries that guarantee our obligations under the notes to the extent of the value of the assets securing that indebtedness. On the date of this prospectus:


         o none of our subsidiaries had guaranteed our obligations under the Series A notes;

         o none of our subsidiaries had incurred any secured indebtedness; and

         o our subsidiaries had incurred approximately $5.5 of unsecured indebtedness and other liabilities, including trade payables.

         Although the indenture permits us and our subsidiaries to incur certain additional secured and unsecured indebtedness, our agreement with Chesapeake generally prohibits us and our subsidiaries from incurring more than $1.0 million of indebtedness, other than unsecured trade debt, after the completion of our three-part financing. See "-- Chesapeake Notes and Warrants; Related Agreements" for more information about the Chesapeake notes.

         As of the date hereof, all of our subsidiaries constitute restricted subsidiaries for the purposes of the indenture. This means that all of our subsidiaries are subject to many of the restrictive covenants set forth in the indenture. Under certain circumstances, we will be able to designate future subsidiaries as unrestricted subsidiaries. Unrestricted subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture.

         The Series A notes and our Series B senior secured notes are limited to a combined $45.0 million aggregate principal amount at maturity. The Series A notes are issuable only in denominations and multiples of $100, and are scheduled to mature on November 7, 2004. The notes will be issued with original issue discount for United States federal income tax purposes. See "Federal Income Tax Consequences -- Original Issue Discount" for more information.

         Interest on the notes will accrue at the rate of 12% per annum and will be payable as follows:

         o for interest accruing from July 23, 2001 to July 23, 2003, on November 7, 2004 to holders of record on October 23, 2004;

         o for interest accruing after July 23, 2003 but before October 24, 2004, quarterly, in arrears, on October 23, January 23, April 23 and July 23, commencing October 23, 2003, to holders of record on October 8, January 8, April 8 and July 8, commencing October 8, 2003; and

         o for interest accruing after October 23, 2004 to the date of maturity, on November 7, 2004 to the holders of record on October 23, 2004.

Accrued but unpaid interest will compound quarterly. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.


         All payments of principal, interest and additional amounts, if any, made in connection with the Series A notes will be made at the trustee's office, known as the payment office, unless we designate otherwise. The notes may be presented for transfer or exchange at the payment office. We may change the payment office and the office where notes can be presented for transfer or exchange without prior notice, in which event we will notify the trustee of the location of the newly-designated offices.


         We are a multi-national company. As a result, our payments of principal and interest on the notes may be subject to certain taxes, levies, duties, assessments or other charges, which we refer to as taxes, assessed by the Cayman Islands, Colombia, Panama or any other jurisdiction or political subdivision with which we have a connection. If we are required to withhold assessed taxes from our payments of principal and interest, we will pay such additional amounts as will result in receipt by each holder of the amounts he or she would have received if no withholding or deduction of taxes had been required. The additional amounts will not include taxes assessed against a holders' payments of principal and interest as a result of his or her personal actions, residency, taxable status, failure to provide tax information required by us or other limited factors. If we fail to pay any taxes when due to the appropriate taxing authority and a holder is subsequently assessed by the taxing authority for those taxes, we will pay the taxes assessed by the taxing authority. In the event that a holder had previously paid the taxes to the taxing authority, we will promptly indemnify and reimburse the holder in respect of all the taxes so paid, plus interest at the rate borne by the notes.

         Redemption and Repurchase of the Notes

         Redemption of Notes at Our Option. We may redeem some or all of the notes for cash at any time after they are issued. Upon the redemption of all or a portion of their notes, noteholders will receive 100% of the principal amount of their notes called for redemption, plus accrued and unpaid interest and additional amounts, if any, on those notes. If less than all of the notes are redeemed, the trustee will select which notes to redeem in compliance with the national securities exchange or market on which the notes are listed, or if not listed, as it deems fair and appropriate.

         Notices of redemption will be mailed by first class mail to holders of the notes called for redemption at least 30 but not more than 60 days before the redemption date. If only a portion of the notes are called for redemption, the notice of redemption will state the amount of notes to be redeemed. On the redemption date, interest will stop accruing on the notes called for redemption unless we default in the payment of those notes.

         Repurchase at the Option of NoteHolders - Change of Control. If we experience a change of control at any time, the noteholders will have the right to require us to repurchase some or all of their notes for 100% of the principal amount of their notes, plus accrued and unpaid interest and additional amounts, if any. A change of control occurs if:

         o a person, other than a permitted holder under the indenture or any of his affiliates, becomes the beneficial owner of more than 50% of our voting stock;

         o during any two consecutive years, individuals who at the beginning of the period constituted our board of directors, together with any new directors whose election by the board or whose nomination for election by our shareholders was approved by a vote of 66-2/3% of our directors then still in office who were either directors at the beginning of the period or whose election and nomination for election was so approved, cease for any reason to constitute a majority of our board then in office;

         o our merger or consolidation with or into another entity, other than a person controlled by a permitted holder or his affiliates, and our voting stock is changed into or exchanged for cash, securities or property of less than a majority of the aggregate voting power of the common stock of the surviving corporation; or

         o the sale of all or substantially all of our assets to another person, other than a person controlled by a permitted holder or his affiliates.

If a change of control occurs, we will mail by first class mail a change of control notice to each note holder, offering to repurchase their notes.

         The offer to repurchase the notes will remain open for at least 20 business days, but will not be open for more than 40 days unless required by law. Within five business days of the end of the offer period, we will purchase the notes held by any note holder who accepted our repurchase offer. Payment for the repurchased notes will be made in the same manner as interest payments are made on the notes.

         Payment for repurchased notes will be made first to holders of Series A notes and Series B notes to the extent of the fair market value of the collateral securing the notes. Thereafter, any change of control payments will be made on a pro rata basis between the holders of the Series A notes and Series B notes, and any other noteholders having equal rights of repurchase upon a change of control.

         Our agreement with Chesapeake generally prohibits us and our subsidiaries from engaging in any merger, consolidation or other business combination, except for business combinations between us and our wholly owned, restricted subsidiaries, as well as selling substantially all of our assets. Our agreement with Chesapeake also prohibits us from making any payments pursuant to a change of control offer. See " - Chesapeake Notes and Warrants; Related Agreements" for more information about the Chesapeake notes.

         Repurchase at the Option of Noteholders-Asset Sale. In certain circumstances following a sale of our assets, the holders of the notes will have right to require us to repurchase some or all of their notes. See "--

Covenants -- Asset Sales." Our agreement with Chesapeake prohibits us from making any payments pursuant to an asset sale offer. See " - Chesapeake Notes and Warrants; Related Agreements" for more information about the Chesapeake notes.

         Mandatory Redemption. Except as set forth below and as discussed in connection with the mandatory offer to repurchase the notes in the event of a change of control or an asset sale, we are not required to make any mandatory redemption, purchase or sinking fund payments with respect to the notes before the maturity date.


         On July 23, 2001, we escrowed $15.0 million in an account with the Southwest Bank of Texas, N.A. The escrowed funds will be used for the sole purpose of preparing, drilling, testing and completing a test well to test our sub-thrust prospect under the Deep Dindal association contract. If drilling is not commenced before February 28, 2002, we must redeem on a pro rata basis an aggregate principal amount of senior secured indebtedness, including the Series A notes, equal to the funds remaining in the escrow account, at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional amounts, if any, on those notes to the date of purchase.


         Transfer and Exchange

         A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

         Covenants

         Subsidiary Guarantees. As of the date of this prospectus, none of our subsidiaries have guaranteed our obligations under the notes. The indenture provides that if one of our restricted subsidiaries guarantees the payment of any of our other indebtedness or any indebtedness of any guarantor of our obligations under the notes, then that subsidiary must execute a supplemental indenture and guarantee the notes on a senior or equal basis with the other guaranteed indebtedness, to the extent legally permitted under fraudulent conveyances or similar laws.

         Any subsidiary guarantee of the notes will be automatically and unconditionally released and discharged if either of the following occur:

         o any permitted sale, exchange or transfer of all or substantially all of the assets of, or all of our capital stock in, the guarantor subsidiary to any person that is not our affiliate; or

         o the release or discharge of the guarantee that resulted in the creation of the subsidiary guarantee, except a discharge or release by or as a result of payment under the guarantee.


         Asset Sales. The indenture provides that we and our restricted subsidiaries will not engage in certain asset sales unless (1) we receive fair market value and (2) at least 80% of the consideration paid (or 100% in the case of lease payments) consists of cash, cash equivalents and/or the assumption of liabilities, other than subordinated indebtedness. Any notes or other obligations we receive from a purchaser that are converted into cash or cash equivalents within 180 days after the closing of the asset sale will be deemed to be cash for purposes of this provision. In the indenture, "asset sales" include (1) the sale, lease, conveyance or disposition of any assets (other than to us or our wholly owned, restricted subsidiaries) and (2) the issuance or sale of equity interests (excluding debt securities convertible into equity interests) in any of our restricted subsidiaries. In general, asset sales do not include (i) sales or other transfers in a merger, consolidation, a sale of substantially all of our assets, as permitted by the indenture, (ii) sales in the ordinary course of our business, (iii) transfers between us and our restricted subsidiaries, (iv) issuance of equity interests in our restricted subsidiaries to us, (v) the making of restricted payments or permitted investments as permitted in the indenture, (vi) production payments related to acquired properties, (vii) sales of less than $250,000 in any 12 month period,
(viii) the relinquishment of unexplored acreage in accordance with our association contracts, (ix) the abandonment, farmout, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business, (x) the trade or exchange of properties with a third party having a fair value of less than $50 million as permitted by the indenture, or (xi) the sale of oil and gas products in our ordinary course of business.



         Within 365 days of receiving net proceeds from a permitted asset sale, we may use the net proceeds of the sale, or enter into binding contracts committing ourselves to using the proceeds (subject only to obtaining the required governmental approvals) for the purposes permitted in the indenture, including, but not limited to, investment in another business, capital expenditure or acquisition of tangible assets (in each case, in the oil and gas business) and reduction of our senior secured indebtedness or the long-term secured indebtedness of our restricted subsidiary engaging in the asset sale. After 365 days, any net proceeds that are not applied, invested or committed are regarded as "excess proceeds."

         On the 366th day after the receipt of any net proceeds from an asset sale, or, if a governmental authority declines on or after the 366th day to grant or issue a required approval in connection with a binding contract, on the tenth day thereafter, we will be required to make an offer to purchase the maximum amount of the Series A notes that may be purchased with the excess proceeds at a purchase price of 100% of the principal amount of the notes plus accrued and unpaid interest and additional amounts, if any. Payments for repurchased notes will be made first to holders of Series A notes and Series B notes to the extent of the fair market value of the collateral securing the notes. Thereafter, if we are required to use the excess proceeds to repurchase or offer to repurchase any of our indebtedness ranking equal with the Series A notes, we will only be required to purchase the amount of Series A notes that can be purchased out of the excess proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of Series A notes outstanding, and the denominator of which is (x) the aggregate principal amount of Series A notes outstanding, plus (y) the aggregate principal amount of equally-ranked indebtedness with a repurchase requirement.


         If the excess proceeds from an asset sale are not sufficient to repurchase all of the tendered Series A notes, the trustee will select which notes to repurchase as it deems fair and appropriate. Upon completion of the offer to repurchase the Series A notes in connection with an asset sale, the amount of our excess proceeds will be reset to zero.

         We will only be obligated to repurchase 25% of the original aggregate principal amount of the Series A notes in connection with an asset sale repurchase that occurs before May 8, 2003. In this event, the maximum amount to be applied to the asset sale repurchase will be the lesser of (x) the excess proceeds, and (y) 25% of the original aggregate principal amount of the Series A notes less the amount of any asset sale repurchases relating to all prior asset sales. To the extent that the amount of excess proceeds exceeds the notes purchased because of this limitation, the unused excess proceeds will constitute excess proceeds for the first offer to repurchase notes in connection with an asset sale after May 8, 2003. In the event that the unused excess proceeds exceed $10.0 million, we will commence an offer to repurchase the notes promptly after May 8, 2003 at a purchase price of 100% of any principal amount of the notes, plus accrued and unpaid interest and additional amounts thereon to the date of purchase.

         The offer to repurchase the notes will remain open for at least 20 business days, but will not be open for more than 40 days unless required by law. Within five business days of the end of the offer period, we will purchase the notes required to be purchased pursuant to this covenant.

         The negative covenants in the Chesapeake agreement regarding asset sales differ from the restrictions discussed above. See "-- Chesapeake Notes and Warrants; Related Agreements --Covenants -- Asset Sales" for more information.


         Restricted Payments. The indenture provides that we and our restricted subsidiaries will not make any restricted payments, which include:

         o the declaration or payment of any dividends or the making of any distributions on either of our equity interests other than
                  (x) those that are payable in equity interests of Seven Seas, other than equity interests that are redeemable prior to the date that is 91 days after the date the notes mature, known as disqualified stock, or (y) those that are payable to us or any of our wholly owned, restricted subsidiaries;

         o the purchase, redemption, acquisition or retirement for value of any of our or our restricted subsidiaries' equity interests (other than any such equity interests owned by us or any of our wholly owned, restricted subsidiaries);

         o the prepayment, purchase, redemption, acquisition or retirement for value any indebtedness that is subordinated to the Series A notes or any subsidiary guarantee of our obligations under the Series A notes, as applicable, except in accordance with the scheduled mandatory redemption or repayment provisions in the original documentation of such indebtedness; or

         o        the making of any restricted investment.

         The term "restricted investment" means any investment other than (i) any investments in us or our restricted subsidiaries that engage in the oil and gas business, (ii) investments in cash equivalents, (iii) investments by us or our restricted subsidiaries in an oil and gas business if it becomes our wholly owned, restricted subsidiary or is merged into our wholly owned, restricted subsidiary, (iv) investments in the non-cash consideration from an asset sale permitted under the indenture, (v) investments by us and our restricted subsidiaries in an aggregate amount not to exceed $10 million outstanding at any one time in the oil and gas business, (vi) stock, obligations or securities received in settlement of debts created in the ordinary course of our business or in satisfaction of judgments or pursuant to any plans of reorganization upon the bankruptcy or insolvency of our debtor, (vii) any operating agreements, joint ventures, partnership agreements or other agreements, transactions or arrangements, and investments in connection thereto, in each case made or entered into in the ordinary course of the oil and gas business, (viii) accounts receivables arising in the ordinary course of business, (ix) endorsements of negotiable instruments for collection or deposit in the ordinary course of business, (x) investments existing on the date of the indenture, (xi) the incurrence, assumption or creation of hedging obligations entered into in the ordinary course of business for purpose of protecting our production against fluctuations in oil and natural gas prices, and (xii) permitted infrastructure investments.

         In the indenture, "permitted infrastructure investments" means investments made by us or any of our restricted subsidiaries in production, processing, storage, compression and pipeline facilities and infrastructure with respect to the production and transportation of oil and natural gas from the Guaduas Oil Field, provided that the aggregate amount of such investment does not exceed the combined proportionate share of our and our restricted subsidiaries' working interests in our association contracts.


         We can make restricted payments if, at the time of and after giving effect to such restricted payment:

         o no default or event of default has occurred and is continuing or would occur as a consequence thereof;


         o we would, after giving pro forma effect to the restricted payment as if it had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test set forth in the second paragraph of the covenant described under "-- Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock"; or


         o the restricted payment, together with the aggregate of all other restricted payments made by us and our restricted subsidiaries after the date of the indenture, does not exceed the sum of, without duplication, (i) 50% of our consolidated net income, as calculated as set forth in the indenture, for a specified period, plus (ii) 100% of the aggregate net cash proceeds received after the date of the indenture by us from the issue or sale of, or from additional capital contributions in respect of, certain of our equity interests or of our debt securities, plus (iii) to the extent that any restricted investment that was made after the date of the indenture is sold to a person other than us or a restricted subsidiary for cash or otherwise liquidated or repaid for cash, the lesser of the net cash proceeds of such sale or other liquidation or repayment and the amount of the restricted investment, plus
                  (iv) amounts equal to certain net reductions in investments in unrestricted subsidiaries.

         We have been unable to meet the above requirements for over three years. Similarly, we have no expectation that we will be able to meet the tests required to make a restricted payment in the foreseeable future. Our failure to meet these tests, however, does not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture; (ii) the making of any restricted investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to one of our restricted subsidiaries) of, or from substantially concurrent additional capital contributions in respect of, our equity interests (other than disqualified stock); (iii) the redemption, repurchase, retirement or other acquisition of any of our equity interests in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to one of our restricted subsidiaries) of, or from substantially concurrent additional capital contributions (other than from one of our subsidiaries) in respect of, other of our equity interests (other than any disqualified stock); (iv) the defeasance, redemption or repurchase of subordinated indebtedness with the net cash proceeds from (X) an incurrence of permitted refinancing indebtedness or (Y) the substantially concurrent sale (other than to one of our restricted subsidiaries) of, or from substantially concurrent additional capital contributions (other than from one of our subsidiaries) in respect of, our equity interests (other than disqualified stock); (v) any dividend or other distribution made by any one of our wholly owned, restricted subsidiaries to another one of our wholly owned, restricted subsidiaries or to us; (vi) so long as no default or event of default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any of our equity interests held by any of our employees or any employee of our restricted subsidiaries, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired equity interests shall not exceed $1.0 million in any calendar year; (vii) the acquisition of equity interests by us in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations related thereto; and (viii) the issuance of rights to purchase equity or debt securities to our shareholders pursuant to a rights offering. In determining the aggregate amount of restricted payments made after the date of the indenture, 100% of the amounts described in the foregoing clauses (i) and (vi) shall be included in such calculation, and none of the amounts (whether positive or negative) described in the foregoing clauses (ii), (iii), (iv), (v) and (vii) shall be included in such calculation.


         The term "permitted refinancing indebtedness" means any indebtedness of ours or our restricted subsidiaries issued to refinance, renew or similarly replace other indebtedness of ours or our restricted subsidiaries. The amount of permitted refinancing indebtedness cannot exceed the principal amount of the original indebtedness refinanced, plus reasonable expenses incurred in connection with the refinancing. The permitted refinancing indebtedness must have a final maturity date as least as late as a final maturity date of, and a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the indebtedness being refinanced. If subordinated indebtedness, the indebtedness being refinanced must have a final maturity date later than the final maturity of, and being subordinated in right of payment to, the notes on terms as least as favorable to the holders of the Series A notes as those contained in the document governing the refinanced indebtedness. The permitted refinancing indebtedness must be incurred by us or our restricted subsidiary who is the obligor on the indebtedness being refinanced. Permitted refinancing indebtedness does not include indebtedness of our subsidiary that refinances our indebtedness or the indebtedness of our restricted subsidiaries that refinances indebtedness of an unrestricted subsidiary.


         The board of directors may designate any subsidiary to be an unrestricted subsidiary if such designation would not cause a default and is otherwise permitted under the indenture. For purposes of making such determination, all outstanding investments by us and our restricted subsidiaries (except to the extent repaid in cash) in the subsidiary so designated will be deemed to be restricted payments at the time of such designation and will reduce the amount available for restricted payments under this covenant.


         The amount of all restricted payments (other than cash) will be the greater of (i) book value or (ii) fair market value (evidenced by a resolution of the board of directors set forth in an officers' certificate delivered to the trustee) on the date of the restricted payment of the assets proposed to be transferred by us or our restricted subsidiary pursuant to the restricted payment. Not later than the date of making any restricted payment, we will deliver to the trustee an officers' certificate stating that the restricted payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations will be based upon our latest available financial statements.

         Incurrence of Indebtedness and Issuance of Preferred Stock. The indenture provides that:

         o we will not, and will prohibit any of our restricted subsidiaries to, become liable for any indebtedness;

         o neither we nor any subsidiary that guarantees our obligations under the notes will issue any disqualified stock; and

         o we will prohibit any of our restricted subsidiaries that do not guaranty our obligations under the notes to issue any shares of preferred stock.


         We and any subsidiary that guarantees our obligations under the notes may incur indebtedness or issue shares of disqualified stock, however, if (i) our fixed charge coverage ratio for the period immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock is issued would have been at least 2.5 to 1, determined on a pro forma basis as if the additional indebtedness had been incurred, or the disqualified stock had been issued, as the case may be, at the beginning of the relevant period and
(ii) no default or event of default will have occurred and be continuing or would occur as a consequence thereof. "Fixed charge coverage ratio" is defined in the same manner as in our indenture relating to our 12 1/2% senior notes, and generally means with respect to any period, the ratio of our and our restricted subsidiaries consolidated cash flow for the period of the most recent four consecutive fiscal quarters for which financial statements are available prior to the date of the determination to our and our restricted subsidiaries' fixed charges for such period. We have failed the fixed charge coverage ratio for more than three years, and we have no expectation to meet the fixed charge coverage ratio, or be able to incur indebtedness or issue certain types of stock under the above provisions, in the foreseeable future. The above prohibitions on incurring indebtedness or issuing certain types of stock do not apply to:



         o the incurrence by us and our subsidiaries that guarantee our obligations under the notes of indebtedness under any credit agreement not exceeding the greater of (a) $25.0 million, and
                  (b) an aggregate amount not to exceed 100% of cash and cash equivalents that are not pledged to secure indebtedness, plus 100% of the amount received by us or our restricted subsidiaries from Ecopetrol with respect to our association contracts, plus 30% of our adjusted consolidated net tangible assets, less any amounts derived from asset sales and applied to the required permanent reduction of indebtedness under a credit agreement as contemplated under an asset sale;

         o indebtedness existing on the date of the indenture or incurred pursuant to the indenture and the Chesapeake indebtedness;


         o the incurrence by us or our restricted subsidiaries of indebtedness represented by capital lease obligations, mortgage financings, purchase money obligations or similar financing transactions relating to our properties, assets and rights acquired after the date of issue of the notes, provided that the aggregate principal amount of such indebtedness under this clause does not exceed 100% of the cost of such properties, assets and rights and provided further, that the aggregate amount of indebtedness incurred pursuant to this clause does not at any time exceed $10.0 million;

         o the incurrence by us or our restricted subsidiaries of permitted refinancing indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, indebtedness of such entity that was permitted to be incurred by the indenture;

         o the incurrence of indebtedness of us to a restricted subsidiary; provided that any such indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the notes; and provided, further, that any subsequent issuance or transfer of any capital stock or other event that results in any such restricted subsidiary ceasing to be a restricted subsidiary or any subsequent transfer of any such indebtedness (except to us or another restricted subsidiary) shall be deemed, in each case, to be an incurrence of such indebtedness;

         o the incurrence of indebtedness of a restricted subsidiary to us or another restricted subsidiary; provided that (a) any such indebtedness is made pursuant to an intercompany note, and (b) if a subsidiary that guarantees our obligations under the notes incurs such indebtedness to a restricted subsidiary that does not guarantee our obligations under the notes, such indebtedness is subordinated in right of payment to the subsidiary guarantee of the subsidiary guarantor; and provided, further, that any subsequent issuance or transfer of any capital stock of any restricted subsidiary to whom such indebtedness is owed or any other event which results in any such restricted subsidiary ceasing to be a restricted subsidiary or any subsequent transfer of any such indebtedness (except to us or another restricted subsidiary) shall be deemed, in each case, to be an incurrence of such indebtedness;


         o the incurrence, assumption or creation of hedging obligations of us or a restricted subsidiary pursuant to interest rate protection obligations, but only to the extent that the stated aggregate notional amounts of such obligations do not exceed 105% of the aggregate principal amount of the indebtedness covered by such interest rate protection obligations; the incurrence, assumption or creation of hedging obligations under currency exchange contracts entered into for the purpose of limiting risks that arise in our subsidiaries' ordinary course of business; and the incurrence, assumption or creation of hedging obligations that we or a restricted subsidiary enters into for the purpose of protecting our production against fluctuations in oil or natural gas prices;


         o the incurrence by us and our restricted subsidiaries of indebtedness in connection with one or more standby letters of credit, or bid, performance or surety bonds or other reimbursement obligations, in each case, issued in the conduct of the oil and gas business and not in connection with the borrowing of money or the obtaining of advances or credit, not to exceed in the aggregate at any time outstanding 5.0% of our consolidated total assets;

         o issuance of any guarantee by one of our restricted subsidiaries of our senior indebtedness that was permitted to be incurred under the indenture, provided that prior to or concurrently with the issuance of such guarantee such restricted subsidiary complies with the provision relating to subsidiary guarantees contained in the indenture. See "-- Series A Senior Secured Notes -- Covenants -- Subsidiary Guarantees";


         o indebtedness that we or any subsidiary that guarantees our obligations under the notes incurred to finance permitted infrastructure investments, in an aggregate principal amount that does not at any time exceed $10.0 million;


         o the incurrence by us and our restricted subsidiaries of indebtedness in connection with one or more trade letters of credit, issued in the ordinary course of the oil and gas business and not in connection with the borrowing of money or the obtaining of advances or credit; or


         o the incurrence of indebtedness by us and our subsidiaries that guarantee our obligations under the notes in an aggregate principal amount of up to $10.0 million (all or any portion of which may be borrowed under a credit agreement, and which shall be in addition to amounts which may be incurred pursuant to the clauses above).


         A guarantee of indebtedness permitted by the terms of the indenture at the time indebtedness was incurred does not constitute a separate incurrence of indebtedness. We will prohibit any unrestricted subsidiary from incurring indebtedness other than non-recourse debt.

          Sale and Leaseback Transactions. The indenture provides that we will not, and will not permit any of our restricted subsidiaries to, enter into any sale or leaseback transactions unless:


         o we or our subsidiaries that guarantee our obligations under the notes could have (a) incurred indebtedness in an amount equal to the attributable debt relating to such sale and leaseback transaction pursuant to the fixed charge cover ratio set forth in the second paragraph of the covenant described under "Covenants -- Incurrences of Indebtedness and Issuance of Preferred Stock" and (b) incurred a lien permitted under the indenture to secure such indebtedness;

         o the net cash proceeds of the sale and leaseback transaction are at least equal to the fair market value of the property subject to the sale and leaseback transaction; and


         o the transfer of assets of the sale and leaseback transaction is permitted by and the proceeds of the transaction are applied in compliance with the asset sale provision of the indenture. See -- Asset Sales."

         In the indenture, "attributable debt" means, at the time of determination, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

         Liens. The indenture provides that we will not, and will not permit any of our restricted subsidiaries to, be subject to any lien securing indebtedness of any kind (other than liens permitted by the indenture or liens existing on the date of the indenture) on any of our property or assets, or any interests therein or income or profits therefrom.


         Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The indenture provides that we will not, and will not permit any of our restricted subsidiaries to, be subjected to any encumbrance or restriction on the ability of any restricted subsidiary to:

         o (a) pay dividends or make another distributions to us or any of our restricted subsidiaries (1) on its capital stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to us or any of our restricted subsidiaries;

         o make loans or advances to us or any of our restricted subsidiaries; or


         o transfer any of its properties or assets to us or any of our restricted subsidiaries. These restrictions do not apply to such encumbrances or restrictions existing under or by reason of:


                  o        indebtedness as in effect on July 23, 2001;


                  o        applicable law;


                  o        the indenture and the notes;

                  o any instrument governing acquired indebtedness or capital stock of a person acquired by us or any of our restricted subsidiaries as in effect at the time of such acquisition (except to the extent such acquired indebtedness was incurred in connection with or in contemplation of such acquisition), provided that such encumbrance or restriction is solely applicable to the entity or the property or assets of the entity acquired;

                  o any encumbrance or restriction on assets subject to capital lease obligations or purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in this clause on the property so acquired;

                  o by reason of customary non-assignment provisions and leases and licenses entered into in the ordinary course of business and consistent with past practices;

                  o agreements related to the financing of the acquisition of real or tangible personal property acquired after July 23, 2001; provided that such encumbrance or restriction relates only to the property which is acquired and in the case of any encumbrance or restriction that constitutes a lien, such lien constitutes a purchase money lien;

                  o permitted refinancing indebtedness, provided that the restrictions contained in agreements governing such permitted refinancing indebtedness are no more restrictive than those contained in the agreements governing the indebtedness being refinanced; or

                  o any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets to be transferred or otherwise disposed of pending consummation of the subject transactions.


         In the indenture, "capital lease obligation" means the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on our balance sheet in accordance with generally accepted accounting principles. In the indenture, "purchase money obligation" means any obligations to any seller or any other entity incurred or assumed solely to finance the purchase, or the cost of construction or improvement, of real or personal property to be used in the business of such entity or any of its restricted subsidiaries in an amount that is not more than 100% of the cost, or fair market value, as appropriate, of such property, and incurred within 90 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).


         Transactions with Affiliates. The indenture provides that we will not, and will not permit any restricted subsidiary to, engage in any transaction or series of related transactions with, or for the benefit of, any affiliate, unless:


         o the terms of the affiliate transaction are fair and reasonable to us or our restricted subsidiary, as the case may be, from a financial point of view and are at least as favorable to us or our restricted subsidiary as the terms that could be obtained on the date by us or our restricted subsidiary, as the case may be, in a comparable transaction entered into on an arm's-length basis with an unrelated third party; and

         o        we deliver to the trustee the following documentation:

                  o with respect to any affiliate transaction entered into after July 23, 2001 involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors set forth in an officer's certificate certifying that the terms of such affiliate transaction have been set forth in writing and are as fair and reasonable to us or our restricted subsidiary as a comparable transaction entered into with an unrelated third party; and

                  o with respect to any affiliate transaction involving aggregate consideration in excess of $5.0 million, an opinion issued by an investment banking or appraisal firm of national standing in the United States as to the fairness to us or our restricted subsidiary of such affiliate transaction from a financial point of view.

         Under the indenture, the following are not considered affiliate transactions:

         o reasonable fees and compensation paid to, and reasonable and customary indemnity provided on the behalf of, officers and directors of us or our restricted subsidiaries;

         o loans or advances, not exceeding $0.5 million in the aggregate outstanding at any one time, to employees in the ordinary course of business;

         o transactions pursuant to agreements in existence on July 23, 2001;

         o any employment, noncompetition or confidentiality agreements entered into by us or our restricted subsidiaries with our employees in the ordinary course of business;

         o transactions between us and our wholly owned subsidiaries or between our wholly owned subsidiaries;

         o transactions with joint ventures engaged in the oil and gas business, provided that none of our affiliates or the affiliates of our restricted subsidiaries own any equity interests in such joint venture;

         o        restricted payments as permitted under the indenture;

         o        the exchange of Series B notes for Series A notes; and

         o the issuance of rights to purchase equity or debt securities to our shareholders pursuant to a rights offering.


         Merger, Consolidation or Sale of Assets. The indenture provides that we will not consolidate or merge with or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:


         o we are the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than us) or to which such transfer will have been made is a corporation organized or existing under the laws of one of the states of the United States or the District of Columbia or the laws of the Cayman Islands;

         o the entity formed by or surviving any such consolidation or merger (if other than us) or the person or entity to which such transfer will have been made assumes all of our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         o immediately after such transaction, no default or event of default exists;


         o we or the person or entity formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made (A) will have consolidated net worth immediately after the transaction equal to or greater than our consolidated net worth immediately preceding the transaction and (B) except in the case of our consolidation or merger with or into one of our wholly owned subsidiaries, will, at the time of such transaction and after giving pro form effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness pursuant to the fixed charge coverage ratio test set forth in the second paragraph of the covenant described under "Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock;


         o each subsidiary that guarantees our obligations under the notes, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its subsidiary guarantee shall apply to such person's or entity's obligations under the indenture and the notes; and

         o we deliver to the trustee an officers' certificate and an opinion of counsel addressed to the trustee with respect to the above matters.


         Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets, the successor corporation formed by such consolidation or into or with which we are merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for us under, the indenture and the notes.


         The negative covenants in the Chesapeake agreement regarding mergers differ from the restrictions discussed above. See "--Chesapeake Notes and Warrants; Related Agreements--Covenants--Mergers" for more information.

         Events of Default and Remedies

         The indenture provides that each of the following is an event of default:

         o default for 30 days in the payment of interest on, or additional amounts with respect to, the notes;

         o        default in payment of the principal of the notes when due;

         o failure to comply with the following provisions in the indenture:

                    (a)    mandatory redemption;

                    (b)    change of control;

                    (c)    asset sales;

                    (d)    restricted payments; and

                    (e)    merger, consolidation or sale of assets of Seven
                           Seas;

         o failure for 60 days to comply with any other provisions of the indenture or the notes after notice has been given to us by the trustee or to us and the trustee by holders of at least 25% in principal amount of the outstanding notes;


         o default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries (or the payment of which is guaranteed by us or any of our restricted subsidiaries), which default (a) is caused by a failure to pay principal of, or interest, on such indebtedness prior to the expiration of any applicable grace period provided in such indebtedness on the date of such default or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more;


         o failure to pay final judgments against us or any of our restricted subsidiaries totaling more than $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

         o occurrence of certain events related to bankruptcy or insolvency with respect to us or any of our significant subsidiaries or group of restricted subsidiaries that, taken together (as of the latest audited consolidated financial statements for us and our subsidiaries), would constitute a significant subsidiary; and

         o the security interest in the collateral is no longer in full force and effect or enforceable in accordance with its terms.

         If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately, including unpaid principal, accrued interest and additional amounts, if any. In the case of an event of default arising from certain events related to bankruptcy or insolvency, all outstanding amounts will become due and payable without any declaration or further action or notice by the trustee or the holders. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if it determines that withholding notice is in the noteholders' interest.

         Except as provided below, holders of at least a majority in principal amount of their outstanding notes may waive any existing default or event of default on behalf of all of the noteholders. This provision does not apply to a continuing default or event of default in paying the notes' principal amount, additional amounts and interest, if any. Holders of a majority of the principal amount of the outstanding notes may also direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, or exercising any trust or power conferred on it.

         We are required to deliver to the trustee annually an officers' certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee an officers' certificate statement specifying such default or event of default.

         A holder of our Series A notes may only pursue a remedy under the indenture if:

         o the noteholder gives the trustee notice of a continuing event of default;

         o the holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

         o such noteholder offers and, if requested, indemnifies the trustee against any loss, liability or expense;

         o the trustee does not comply with the request to pursue the remedy within 60 days after receipt of such request; and

         o during the 60-day period after receipt of the request to pursue the remedy, the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.


         No Personal Liability of Directors, Officers, Employees and
Shareholders


         No director, officer, employee, incorporator or stockholder of us, as such, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.


         Indemnification of the Trustee


         We will indemnify the trustee against any and all losses, liabilities or expenses (including reasonable attorneys' fees) incurred by it arising out of or in connection with the acceptance or administration of its duties under the indenture and the security agreements, including the costs and expenses of enforcing the indenture and the security agreements against us and defending itself against any claim (whether asserted by us or any noteholder or any other person) or liability in connection with the exercise or performance of any of its powers or duties under the indenture or the security agreements, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith.


         Legal Defeasance and Covenant Defeasance


         In order to exercise either legal defeasance or covenant defeasance, in addition to satisfying certain conditions specifically set forth in the indenture, we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash or government securities, or a combination of both, in amounts sufficient to pay the principal of, and any interest and additional amounts on, the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be. In addition, we must deliver to the trustee an opinion of counsel confirming that the noteholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as if such legal defeasance or covenant defeasance had not occurred.


         Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes. At our option, upon satisfying certain conditions, we may elect to have our obligations discharged with respect to the outstanding notes, except for (i) the rights of holders of outstanding notes to receive payments of the principal of, any interest and any additional amounts on, the notes when the payments are due,
(ii) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith and (iv) the legal defeasance provisions of the indenture.

         In addition, we may, at our option, upon satisfying certain conditions, elect to have our obligations released with respect to certain covenants set forth in the indenture. We call this covenant defeasance. In the event of covenant defeasance, any omission to comply with the obligations set forth in the covenants in question will not constitute default or an event of default. The covenants to which covenant defeasance applies are:

         o        mandatory redemption;

         o        reports;

         o        taxes;

         o        change of control;

         o        asset sales;

         o        restricted payments;

         o        incurrence of indebtedness and issuance of preferred stock;

         o        sale and leaseback transactions;

         o        liens;

         o dividend and other payment restrictions affecting restricted subsidiaries;

         o        transactions with affiliates;

         o        covenant to enter into subsidiary guarantees;

         o        line of business; and

         o a specified subsection of merger, consolidation or sale of assets of Seven Seas.

         Amendment, Supplement and Waiver under the Indenture

         Amendment and Supplement of Indenture without Consent of the Noteholders. We and the trustee may amend or supplement the indenture, the notes or the security agreements without the consent of any noteholders to:

  o      cure any ambiguity, defect or inconsistency;

  o provide for certificated notes in addition to or in place of uncertificated notes;

  o provide for the assumption of our obligations to the noteholders following a consolidation, merger or sale of assets;

  o make any change that would provide additional rights or benefits to the noteholders, to further secure the notes, to add to our covenants for the benefit of the noteholders or to surrender any right or power conferred upon us, or to make any change that does not adversely affect the legal rights of any noteholders under the indenture;

  o comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  o add any additional guarantor or to release any guarantor from its subsidiary guaranty in accordance with the indenture.

         Amendment and Supplement of the Indenture with Consent of the Noteholders. We and the trustee may amend or supplement the indenture, the notes and the security agreements with the consent of the holders of at least a majority in aggregate of the principal amount of notes then outstanding. After the amendment, supplement or waiver becomes effective, we will mail to the holders of notes effected thereby a notice briefly describing the amendment, supplement or waiver.

         The holders of a majority in aggregate principal amount of the notes then outstanding may waive any existing event of default or compliance in a particular incidence by us with any provision of the indenture, the notes or the security agreements. However, without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

         o reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

         o reduce the principal of or additional amounts payable with respect to any note, change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption or repurchase of the notes;

         o reduce the rate of or change the time for payment of interest, including default interest, on any note;

         o waive an event of default in the payment of principal of or interest on the notes (except a waiver of acceleration of the notes by the holders of a majority in aggregate principal amount of the outstanding notes and a waiver of a payment default that resulted from such acceleration);

         o make any note payable in money other than as stated in the notes;

         o make any change in the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest, or additional amounts on the note;

         o        waive a redemption payment with respect to any note;

         o make a change in any of the amendment and waiver provisions of the indenture;

         o except as provided in the indenture, or in accordance with the terms of any subsidiary guaranty, release a guarantor from its obligations under its subsidiary guaranty or make any changes in the notes or the subsidiary guaranty that would change the ranking thereof to anything other than pari passu and right of payment to pari passu or senior indebtedness of us or the applicable guarantor;

         o release any collateral from the lien under the indenture or the security agreements except in accordance with the terms of the indenture; or

         o make any modification to the provisions in the indenture that would adversely affect the right to the holders to receive additional amounts as described thereunder.

         Book-entry; Delivery; Form and Transfer

         The Series A notes initially will be in the form of a registered global note without interest coupons. Upon issuance, the global note will be deposited with the trustee, as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee for credit to the accounts of DTC's direct and indirect participants.

         Transfer of beneficial interests in any global note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.


         The global note may be transferred in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the global note may be exchanged for notes in certificated form in certain limited circumstances. See "--Transfer of Interests in the Global Note for Certificated Notes."

         Depository Procedures

         DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "direct participants") and to facilitate the clearance and settlement of transactions in those securities between direct participants through electronic book-entry changes in accounts of participants. The direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities that clear through, or maintain, a direct or indirect custodial relationship with a direct participant (collectively, the "indirect participants").

         DTC has advised us that, pursuant to DTC's procedures, DTC will maintain records of the ownership interests of its direct participants in the global note and the transfer of ownership interests by and between direct participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global note. Direct participants and indirect participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global note.

         The laws of some states in the United States require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to such persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that are not direct participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the notes see "--Transfers of Interests in the Global Note for Certificated Notes."

         EXCEPT AS DESCRIBED IN "--TRANSFERS OF INTERESTS IN THE GLOBAL NOTE FOR CERTIFICATED NOTES," OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.


         Under the terms of the indenture, we, our subsidiaries that guarantee our obligations under the notes, if any, and the trustee will treat the persons in whose names the notes are registered, including notes represented by the global note, as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Neither the trustee, our agents nor we has or will have any responsibility or liability for:


         o any aspect of DTC's records or any direct participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any of DTC's records or any direct participant's or indirect participant's records relating to the beneficial ownership interests in any global note; or

         o any other matter relating to the actions and practices of DTC or any of its direct participants or indirect participants.

         DTC has advised us that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the notes is to credit the accounts of the relevant direct participants with such payment on the payment date in amounts proportionate to such direct participant's respective ownership interests in the global note as shown on DTC's records. Payments by direct participants and indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the trustee, us or our subsidiaries that guarantee our obligations under the notes. Neither us, our subsidiaries that guarantee our obligations under the notes, if any, nor the trustee will be liable for any delay by DTC or its direct participants or indirect participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

         Transfers of beneficial interests in the global note between direct participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between indirect participants who hold an interest through a direct participant will be effected in accordance with the procedures of such direct participant but generally will settle in immediately available funds.


         DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct participants to whose account interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes to which such direct participant or direct participants has or have given direction. However, if there is an event of default under the indenture, DTC reserves the right to exchange the global note, without the direction of one or more of its direct participants, for notes in certificated form, and to distribute such certificated forms of notes to its direct participants. See "-- Transfers of Interests in the Global Note for Certificated Notes.


         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among direct participants, DTC is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the subsidiaries that guarantee our obligations under the notes, if any, or the trustee shall have any responsibility for the performance by DTC or its direct and indirect participants of their respective obligations under the rules and procedures governing any of their operations.

         The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

         Transfers of Interests in the Global Note for Certificated Notes

         The entire global note may be exchanged for definitive notes in registered, certificated form without interest coupons, or certificated notes, if:

         o DTC notifies us that it is unwilling or unable to continue as depositary for the global note and we fail to appoint a successor depositary within 90 days; or

         o We, at our option, notify the trustee in writing that we elect to cause the issuance of certificated notes. In either such case, we will notify the trustee in writing that, upon surrender by the direct and indirect participants of their interests in such global note, certificated notes will be issued to each person that such direct and indirect participants and DTC identify as being the beneficial owner of the related notes.


         Beneficial interests in the global note held by any direct or indirect participant may be exchanged for certificated notes upon request to DTC by such direct participant, for itself or on behalf of an indirect participant, to the trustee in accordance with customary DTC procedures. Certificated notes delivered in exchange for any beneficial interest in the global note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such direct or indirect participants, in accordance with DTC's customary procedures.


         Neither we, the subsidiaries that guarantee our obligations under the notes, if any, nor the trustee will be liable for any delay by the holder of the global note or DTC in identifying the beneficial owners of notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global note or DTC for all purposes.

Same Day Settlement and Payment

         The indenture requires that payments in respect of the notes represented by the global note, including principal, interest and additional amounts, if any, be made by wire transfer of immediately available same day funds to the accounts specified by the holder of the global note. With respect to certificated notes, we will make all payments of principal, interest and additional amounts, if any, wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

SERIES B SENIOR SECURED NOTES


         The 12% Series B Senior Secured Notes purchased by Mr. Hefner and the other qualified investors are covered by the same indenture, and, generally, have the same terms and conditions, as the Series A notes. The material differences between the Series A notes and the Series B notes include: (1) the Series B notes are not accompanied by warrants, and (2) the Series A notes are registered, while the Series B notes are unregistered. Also, the Series A notes mature on November 7, 2004, while the Series B notes mature on the earlier of November 7, 2004 and the consummation of this rights offering. Additionally, the Series A notes are represented by a global note, while the Series B notes were issued individually.


         Upon completion of this rights offering, the Series B notes will be:

         o        paid in full with the proceeds of this rights offering, or

         o to the extent not paid in full, exchanged for Series A notes and warrants.


         The Series B notes, as well as the Series A notes and Chesapeake's notes, are secured by a pledge of our subsidiaries' capital stock to Chesapeake, as collateral agent, and by a security interest in our assets, including, but not limited to our accounts, equipment, general intangibles, inventory, goods and contracts, additional properties and proceeds and products thereof or therefrom. See "Series A Notes and Warrants -- Series A Senior Secured Notes" for more information about the terms of the indenture covering the Series A and Series B notes.


CHESAPEAKE NOTES AND WARRANTS; RELATED AGREEMENTS

The Notes and Warrants - General


         The $22.5 million senior secured notes issued to Chesapeake Energy Corporation were issued pursuant to a Note Purchase and Loan Agreement dated July 9, 2001, as amended. The Chesapeake notes were issued with detachable warrants to purchase 12,619,500 shares of our common stock for approximately $1.78 per share. The warrants are exercisable at any time after October 15, 2001. The Chesapeake notes bear interest at 12% per annum, compounded quarterly, and interest will be accrued for the first two years. Principal and accrued interest will be due at maturity on November 7, 2004. After all of the transactions contemplated in our three-part financing are completed, Chesapeake will have warrants to purchase 20% of our outstanding stock calculated after exercise of Chesapeake's warrants and the warrants attached to the Series A notes. If our Chairman and Chief Executive Officer, Robert A. Hefner III, does not hold at least $10.0 million of the Series A notes upon completion of the rights offering and the exchange of any remaining Series B notes for Series A notes, Chesapeake has an option, for a period of 15 days, to require him to purchase from Chesapeake an amount of the Chesapeake notes, together with a proportionate share of the related warrants, equal to the difference between $10.0 million and the dollar amount of the Series A notes that he holds.


         Because the Chesapeake warrants were issued by us in reliance upon an exemption from the registration requirements of the Securities Act of 1933, they are "restricted securities" as defined in Rule 144 of the Securities Act. Upon issuance, the shares of our common stock underlying Chesapeake's warrants will also be restricted securities. One year after the date of acquisition of the restricted securities, Chesapeake is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding common stock or the average weekly trading volume in the common stock on the American Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us.

Stock Pledge and Security Interest


         The Chesapeake notes, as well as the Series A and Series B notes, are secured by a pledge of our subsidiaries' capital stock to Chesapeake, as collateral agent, and by a security interest in our assets. See "-- Series A Notes and Warrants -- Series A Senior Secured Notes" for more information.

Escrowed Funds

         Sub-Thrust Well. Pursuant to the terms of the Chesapeake note purchase agreement, we deposited into an escrow account $15.0 million of the proceeds from the sale of the Chesapeake notes and the Series B notes. We will use the escrowed funds for the sole purpose of preparing, drilling, testing and completing a test well to test our sub-thrust prospect under the Deep Dindal association contract. If drilling is not commenced on the test well prior to February 28, 2002, all funds remaining in escrow will be used to make a prepayment on the Chesapeake notes and the Series A and Series B notes, on a pro rata basis. Funds remaining escrowed after the drilling and testing of the sub-thrust well will be distributed to us to be used as working capital.

         Interest Payment. As long as the Chesapeake note remains outstanding, we must escrow one-sixth of the $6.9 million semi-annual interest payment due on our 12 1/2% senior notes before the tenth day of each month. This obligation terminates after we pay the required July 2003 interest payment, or when the Chesapeake note is no longer outstanding.

Covenants

         The Chesapeake note purchase agreement contains certain negative covenants that restrict some of our activities and our subsidiaries' activities unless we get Chesapeake's consent. When we say "we," we are referring to Seven Seas and all of our subsidiaries.


         Asset Sales. The Chesapeake agreement provides that, with certain exceptions, unless Chesapeake consents, we will not sell, lease or otherwise dispose of any assets in one or a series of related transactions that represent 5% or more of the greater of our consolidated assets or income. The agreement does not prohibit us from selling oil, gas or other hydrocarbons in the ordinary course of business or from selling obsolete equipment; however, we cannot sell, grant or enter into any production payment or similar arrangement.


         Incurrence of Indebtedness. The Chesapeake agreement also provides that the amount of our debt, taken as a whole with our subsidiaries, will not exceed $1 million. This limitation on indebtedness does not include:

         o unsecured trade debt in the ordinary course of business not more than 60 days past due;

         o debt related to taxes, assessments, levies or other governmental charges which are not past due;

         o        our outstanding 12 1/2% notes due 2005; or

         o the Series A notes, the Series B notes or the Chesapeake notes.

         Dividends. The Chesapeake agreement provides that we will not declare or pay dividends or distributions on any of our equity securities to anyone other than Chesapeake or one of its wholly owned subsidiaries.

         Transactions with Affiliates. The Chesapeake agreement provides that, with exceptions, we will not enter into or permit any transaction or series of related transactions with, or for the benefit of, any of our affiliates. The following affiliated transactions are not prohibited:

         o normal employment arrangements and reasonable benefit programs;


         o transactions permitted under the "transactions with affiliates" covenant in our existing indenture for the 12 1/2% notes due 2005; and


         o those otherwise permitted by the Chesapeake agreement and the other agreements relating thereto.

         Debt repayment. The Chesapeake agreement provides that we will not make any prepayments, redemptions, defeasance, exchanges or purchases or materially alter the payment terms of the Series A notes or our 12 1/2% senior notes.

         Mergers. The Chesapeake agreement provides that we will not merge or consolidate or undertake any share exchange of any of our capital stock or the capital stock of a subsidiary. This provision does not prohibit us or our subsidiaries from merging or consolidating with a wholly owned subsidiary.

Events of Default

         The Chesapeake note purchase agreement provides that each of the following is an event of default:

         o default in payment of any interest or principal of the Chesapeake note or any other payments due to Chesapeake under the note purchase agreement or any related agreements;

         o default in the performance or observance of any covenant in the Chesapeake note, the note purchase agreement or any related agreements with Chesapeake;

         o making false or materially erroneous representations, statements or reports to Chesapeake, or any warranty is no longer complied with in any material respect;

         o default under the 12 1/2% notes indenture, the indenture for the Series A and Series B notes, the concession agreements or any other material contract;

         o        default on any indebtedness;

         o        insolvency;

         o        bankruptcy;

         o        receivership;

         o judgment against us in excess of $250,000 or attachment of any of our assets by any means;

         o expiration, termination or material breach of any of the concession agreements, if it has a material adverse effect, or seizure, nationalization or forfeiture of any of our assets; and

         o default under the 12 1/2% notes indenture or the indenture for the Series A and Series B notes.

         Additionally, an event of default occurs if any of the following change of control events occur:

         o anyone other than us holds an ownership interest in any of our subsidiaries;

         o anyone, acting alone or together with a group, acquires beneficial ownership of 50% or more of our outstanding voting securities;

         o one-third or more of our directors are persons who were not nominated by our board of directors; and

         o we merge or consolidate with, or sell all or substantially all of our assets to, an entity that we do not wholly control; provided that, such a merger or consolidation is only an event of default if 100% of our outstanding voting stock is exchanged for cash or property, or for less than a majority of the voting securities of the surviving entity.

Related Agreements Affecting Our Securities

         As a condition to Chesapeake participating in our three-part financing, we agreed to secure payment of the Chesapeake notes, the Series A notes and the Series B notes by pledging to Chesapeake, as collateral agent, all of our right, title and interest in and to all of the capital stock and equity of our subsidiaries and all dividends, distributions, proceeds and products thereof or therefrom. We also granted to Chesapeake, as collateral agent, a lien, security interest and pledge of certain of our assets, including, but not limited to our accounts, equipment, general intangibles, inventory, goods and contracts, additional properties and proceeds and products thereof or therefrom.

         Also in connection with our financing, we executed a Registration Rights Agreement with Chesapeake, pursuant to which we agreed to register, upon proper demand, the 12,619,500 shares of our common stock underlying Chesapeake's warrants. Upon demand by the holders of at least 25% of Chesapeake's underlying shares with a fair market value of at least $3 million, we must prepare and file with the SEC (on no more than three occasions) a registration statement in connection with the underlying warrant shares. The agreement also provides that the holders of the underlying warrant shares may, under specified circumstances, "piggy-back" with another registration and compel us to include all or part of their shares of common stock in the registration statement.

         We also executed a Shareholder's Rights Agreement with Chesapeake, pursuant to which we granted Chesapeake the right to purchase up to 20% of any of our future private securities offerings, at the same price and on the same terms as we are offering to other purchasers (except that this right does not apply to any securities issued in connection with the current financing). We also agreed to cause any underwriter engaging in a public offering of our securities to offer Chesapeake the right to purchase up to 5% of securities being offered to the public, at the same price set forth on the cover of the prospectus relating to the public offering. The Shareholder's Rights Agreement also provides that Chesapeake may designate two of its executive officers, including its Chief Executive Officer, to our board of directors.

12 1/2% SENIOR SECURED NOTES DUE 2005

Interest payments

         In May 1998, we issued $110 million principal amount of senior notes due May 15, 2005. We escrowed approximately $37.8 million of the proceeds and used the escrowed funds to pay the $6.9 million semi-annual interest payment through May 1, 2001. Interest on the 12 1/2% senior notes is due May 15 and November 15 of each year. As of July 23, 2001, our agreement with Chesapeake requires us to escrow one-sixth of the semi-annual interest payments before the tenth day of each month. This obligation remains in effect until the first to occur of (1) payment of the July 2003 interest payment, or (2) the date on which the Chesapeake note is no longer outstanding.

Redemption

         The 12 1/2% senior notes are redeemable at our option, in whole or in part, at any time on or after May 15, 2002, at the prescribed redemption price, plus accrued and unpaid interest, liquidated damages and additional amounts, if any, to the date of redemption.

         In the event of certain changes affecting withholding taxes applicable to certain payments on the senior notes, the senior notes may be redeemed at our option, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, liquidated damages and additional amounts, if any, to the redemption date. Upon the occurrence of a change of control:

         1) unless we redeem the senior notes as provided in (2) below, we will be required to offer to purchase the senior notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, liquidated damages and additional amounts, if any, to the date of purchase; and

         2) we will have the option, at any time prior to May 15, 2002, to redeem the senior notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, liquidated damages and additional amounts, if any, to the date of redemption.

         Our 12 1/2% senior notes are senior obligations and are ranked equally in right and priority of payment with all of our existing and future senior indebtedness.

                                    BUSINESS

OVERVIEW AND HISTORY


         Seven Seas Petroleum Inc. is an independent oil and gas company engaged in the exploration and development of oil and gas properties located in Colombia, South America. Our principal asset is our 57.7% working interest in the Dindal and Rio Seco association contracts that cover the Guaduas Oil Field. As the operator of the field, we exercise direct supervision over all field operations, including drilling and production. The other interest owners are Cimarrona LLC (9.4%) and Sociedad International Petrolera S.A., known as Sipetrol, the international exploration and production subsidiary of the Chilean national oil company (32.9%). Together, the interest owners are known as the "associates." As of December 31, 2000, Ryder Scott Company Petroleum Consultants estimated that our net proved oil reserves attributable to the delineation of 12,821 acres of the Guaduas Oil Field were 48.0 million barrels with a net present value (discounted continually over the expected life of the production at 10% per annum) of $394.1 million. The Guaduas Oil Field was discovered by current management in 1996. We increased our interest in the Dindal and Rio Seco association contracts from an initial 15% interest to our current 57.7% interest through a series of acquisitions in 1996 and 1997. In July 2001, we completed a pipeline that connects the Guaduas Oil Field to international oil markets via Colombia's existing pipeline infrastructure. The Guaduas Oil Field is currently producing approximately 7,000 barrels of oil per day (approximately 3,200 barrels of oil per day net to us), and we expect this production to increase to between 18,000 and 25,000 barrels of oil per day after we have implemented a nine-well development drilling program during the course of 2001 and 2002.


         We also have working interests in three other association contracts in Colombia - Deep Dindal, Cristales, and Rosablanca. We acquired a 100% working interest (subject to an obligation to assign certain interests to our Guaduas Oil Field partners in the future) in the Deep Dindal association contract in February 2001. The Deep Dindal association contract originated from the Dindal association contract and covers the Subthrust Dindal Prospect that is located below the Guaduas Oil Field. We plan to drill an exploration well to test the Subthrust Dindal Prospect beginning in the fourth quarter of 2001. We also acquired a 100% interest in the Cristales association contract in February 2001. This contract covers approximately 200,000 gross contiguous acres located immediately east of the Guaduas Oil Field and the Subthrust Dindal Prospect. Additionally, we have a 100% interest in the Rosablanca association contract that covers approximately 242,500 gross contiguous acres in Colombia's northern Middle Magdalena Valley. We plan to drill an exploration well on the Rosablanca contract area as soon as we receive a required environmental permit.

         Seven Seas Petroleum Inc. was incorporated under British Columbia, Canada law on February 3, 1995. On June 29, 1995, we amalgamated with Rusty Lake Resources Inc. Rusty Lake was formed January 31, 1993, under Ontario, Canada law, when Lithium Corporation of Canada, Limited joined Stockgold Resources Inc. We continued as a Yukon Territory, Canada corporation in August 1996. In March 2001, we continued as a Cayman Islands exempted company limited by shares. Because we are devoting substantially all of our efforts to establishing a new business, we are a development stage company under the SEC's accounting rules. See "Risks Related to our Business -- We have a limited operating history" and "-- We have historical operating losses."

         For a more complete discussion of our association contracts, see "Properties -- Colombian Properties -- Dindal and Rio Seco association contracts," "-- Deep Dindal association contract," "-- Cristales association contract" and "-- Rosablanca association contract."

                               CORPORATE STRUCTURE

    Following is a diagram of our corporate structure. We own 100% of all of our subsidiaries, all of which are first-tier subsidiaries.



                                  [FLOW CHART]

OUR CURRENT STRATEGY


         In early 2001, we announced our 2001-2002 business plan that included the development of the Guaduas Oil Field and exploration of our other Colombian properties. With an interim $10.0 million loan and existing working capital, we commenced the development operations for the Guaduas Oil Field in early 2001. In July 2001, we completed the Guaduas - La Dorada pipeline that connects the Guaduas Oil Field to international oil markets via Colombia's existing pipeline infrastructure. The 10-inch, 40-mile pipeline has a current capacity of 25,000 barrels per day, and can be increased to a capacity of 40,000 barrels per day with additional investment in tanks and shipping pumps. The gross costs of constructing the pipeline and production facilities were approximately $22.7 million, our share of which was approximately $13.1 million. We also commenced a development drilling program to increase Guaduas Oil Field production to between 18,000 and 25,000 barrels per day. In July 2001, we secured the funds required to implement the remainder of our 2001-2002 business plan.


Development


         Development Wells - We are currently implementing a two-year development drilling program that provides for the drilling of nine development wells and one injector well for gas disposal and field pressure maintenance over the course of 2001 and 2002. We believe that this drilling program will increase the Guaduas Oil Field's production to between 18,000 and 25,000 barrels per day; however, actual production will depend on the results of the development wells. We have drilled two of these development wells, both of which are productive wells, and we commenced a third development well in September 2001. The gross costs of this development well drilling program is estimated to be $44 million, our share of which is approximately $25 million.


Exploration


         Subthrust Dindal Prospect - In the fourth quarter of 2001, we plan to start drilling an exploration well to test the Subthrust Dindal Prospect, located below the Guaduas Oil Field. As of February 2001, this prospect is covered by the Deep Dindal association contract that originated from the Dindal association contract. This new contract provides more favorable fiscal terms than the original Dindal association contract. Under the Deep Dindal association contract, our working interest after Ecopetrol elects to participate in the development of an oil and gas discovery starts at 70%, as compared to 50% under the Dindal contract. Additionally, as oil production increases, our working interest will gradually decrease to a minimum of 35%, as compared to 30% under the Dindal contract.

         In January 2001, we signed a global agreement with our Guaduas Oil Field partners that included a farm out of certain of their interests in the Deep Dindal association contract. As a result of an exploration agreement with our Guaduas Oil Field partners, we now have a 100% interest in the Deep Dindal association contract, subject to an obligation to assign between approximately 14% and 26% to our partners after the first well has been drilled and tested. We estimate the gross cost of drilling and completing this well to a measured depth of 18,000 feet will be $15.0 million. Pursuant to the terms of the $45.0 million financing we completed in July 2001, we escrowed $15.0 million of the proceeds to be used for the sole purpose of preparing, drilling, testing and completing this exploration well. If drilling is not commenced prior to February 28, 2002, all funds remaining in escrow will be used to make a prepayment on the $45.0 million principal amount of senior secured notes. Because we have a 100% working interest in the Deep Dindal association contract, we will be responsible for the entire cost of drilling the well. We received the environmental permit from the Colombian Ministry of Environment that is required to drill this well in September 2001.


         Rosablanca exploration well - We plan to drill an exploration well on the Rosablanca association contract located in Colombia's Magdalena Valley, approximately 220 miles north of the Guaduas Oil Field. This well was scheduled to commence before February 28, 2001 to satisfy certain obligations under the Rosablanca contract. However, we have not received the required environmental permit from the Colombian Ministry of Environment. Ecopetrol granted us an extension to February 28, 2002 on our obligation as a result of this delay. This well, to be called the Santa Fe - 1 well, will be drilled as soon as we receive the required environmental permit to an estimated total depth of 3,400 feet at an estimated gross cost of $1.0 million, of which we are responsible for 100%.

         Tres Pasos 16 exploration well - During the fourth quarter of 2001, we plan to commence drilling of the Tres Pasos 16 exploration well to test the west side of the Guaduas Oil Field structure. This well will satisfy the six-year exploration obligation under the Rio Seco association contract. We estimate the gross cost of this well will be $5.5 million, or $3.0 million net to us. This well, which we expect to drill to a total measured depth of approximately 7,000 feet, was supposed to have been completed prior to the end of August 2001. However, we experienced difficulties in securing rights to the surface location. As of the date of this prospectus, rights to the surface location have been secured and Ecopetrol has granted us a six-month extension on the exploration work obligation. We expect to commence drilling this well before the end of 2001.


MARKETING

         During 2000 and the first half of 2001, we sold all of the oil we produced from the Guaduas Oil Field to Refinerie del Nare and Ecopetrol.

REGULATION

General

         Our operations are affected by political developments and laws and regulations in the areas where we operate. In particular, oil and gas production operations and economics are affected by:

         o        price controls;

         o tax laws and other laws related to the petroleum industry, and changes in those laws;

         o        changing administrative regulations; and

         o        the interpretation and application of existing regulations.

         Legislative and administrative regulations regarding the oil and gas industry change periodically. These changes occur for a variety of political, economic, environmental and other reasons. Many different governmental departments and agencies issue rules and regulations that are binding on the oil and gas industry. Some of these rules and regulations carry substantial penalties for any violation. The regulatory burden on the oil and gas industry increases our cost of doing business.

         All of our operations are affected by extensive environmental laws and regulations in Colombia. These laws and regulations set standards regulating health and environmental quality. They also establish penalties and other liabilities for any violations. Some of the laws and regulations require the violating party to remediate current and former facilities and off-site locations. Additionally, special provisions may be appropriate or required in environmentally sensitive areas of operation, such as where our Colombian interests are located and where other independent producers of oil and gas have faced significant liability resulting from environmental claims. Specifically, our Colombian operations are governed by a number of ministries and agencies. Our operations are governed by Ecopetrol, the Ministry of Mines and Energy and the Ministry of the Environment, among others.

         Among other things, these regulations govern currency, imports and exports, taxation and environmental controls. The regulations also specify:

         o the extent to which properties may be acquired or relinquished;

         o permits required for drilling wells and for the spacing of those wells;

         o permits for developing and operating the field and pipeline transportation systems;

         o measures required for preventing the waste of oil and gas resources; and

         o rates of production and sales prices to be charged to purchasers.

Environmental matters

         Our Colombian operations are subject to a variety of environmental laws and regulations. These environmental laws and regulations govern the discharge of certain materials into the environment and the disposal of oil and gas waste. They also are designed to protect human health and environmental quality. On the federal level, the Ministry of Environment regulates all activities that could adversely impact Colombia's environment and natural resources. The Ministry of Environment requires specific environmental licenses for various oil and gas exploration and production activities. Individual licenses are issued only upon completion of a detailed environmental impact study. In the past, we have experienced delays in obtaining our federal environmental licenses. We have also experienced delays in getting other local environmental permits that are required for expanding our Colombian operations. We may continue to experience these kinds of delays in the future.

         Despite these delays, we obtained the environmental licenses required for our development activities for the Guaduas Oil Field in July 2000. See "Property."


         We are currently waiting for an environmental permit to drill an exploration well on the Rosablanca association contract. We received an environmental permit to drill an exploration well on the Deep Dindal association contract in September 2001.


         Environmental laws and regulations could result in substantial costs and liabilities in the future. Significant liability could be imposed on us for damages, clean-up costs and/or penalties for discharges into the environment. We could also be liable for environmental damage caused by the previous owners of our property or for non-compliance with environmental laws or regulations. This kind of liability could have a material adverse effect on our operations.

         We cannot predict what environmental legislation or regulations will be enacted in the future. We also cannot predict how existing or future laws or regulations will be administered or enforced. Compliance with stricter laws and regulations, or the more vigorous enforcement of environmental policies, could require us to make material expenditures for the installation and operation of systems and equipment for remedial measures. Any of these scenarios could have a material adverse effect on us.

Colombian forest reserve

         Two mutually overlying forest reserves existed in an area corresponding to the Dindal Association Contract, one prior to and another subsequent to the signing of this contract. The first forest reserve corresponds to a national reserve declared in 1981 and enlarged in 1985, that sets limits to economic activities within the reserve area. The national forest reserve does not prohibit oil and gas activities within the reserve area. However, we must apply for an environmental license with the Colombian Ministry of Environment to conduct operations within the forest reserve area.

         The second forest reserve corresponds to a reserve declared by the municipality of Guaduas in 1998, forbidding oil-related activity in the mentioned reserve's area. The municipality of Guaduas subsequently revoked this reserve through the Land Use Plan that adopted the national forest reserve as the only existing reserve.

Environmental penalties

         In March 2000, we paid a fine of approximately $223,000 to the Ministry of Environment in connection with a resolution issued against GHK Company Colombia by the Ministry of Environment in which it declared GHK Company Colombia to be in violation of a 1997 decree in connection with the construction of the El Segundo 7-E well location. We have filed an appeal for a reversal of the resolution. We believe that we have corrected the environmental violations claimed by the Ministry of Environment; however, the appeal process can take up to two years. The El Segundo 7-E location has been restored and we currently have no drilling activities planned at this location.

Competition

         We encounter competition from other oil and gas companies in all areas of our operations, including the acquisition of producing properties. Our competitors in Colombia include major multi-national integrated oil and gas companies and both local and multi-national independent oil and gas companies. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than we have and which, in many instances, have been engaged in the oil and gas business for a longer time. Such companies may be able to offer more attractive terms in obtaining contracts for exploratory prospects and secondary operations and to pay more for productive properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment, as well as our ability to obtain adequate capital.

Employees


         As of October 1, 2001, we had 67 full-time employees, including geologists, geophysicists, engineers and other employees. We are not subject to any collective bargaining agreement, and we believe that our relationship with our employees is good.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risk, including adverse changes in commodity prices, interest rates and foreign currency exchange rates as discussed below.

Commodity risk

         The market prices for oil and natural gas historically have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Decreases in oil and natural gas prices will adversely affect our future revenues, results of operations and cash flows. Additionally, decreases in oil and natural gas may impede our ability to raise additional capital. Interest rate risk


         We consider our interest rate risk exposure to be minimal as a result of a fixed interest rate on the $110 million 12 1/2% senior notes and the $45 million principal amount of 12% Chesapeake and Series B senior secured notes. We currently have no open interest rate swap agreements.


Foreign currency exchange rate risk

         We conduct business in several foreign currencies and are subject to foreign currency exchange rate risk on cash flows related to sales, expenses and capital expenditures. However, because predominately all transactions in our existing foreign operations are denominated in U.S. dollars, the U.S. dollar is the functional currency for all operations.

                                    PROPERTY

GENERAL OVERVIEW

         Our Colombian operations are focused on the Guaduas Oil Field, located in the capital state of Cundinamarca in central Colombia, approximately 60 miles northwest of Bogota. The Guaduas Oil Field is located in a 109,000-acre area defined by the Dindal and Rio Seco association contracts. The town of Guaduas lies within the Dindal and Rio Seco association contract blocks and provides infrastructure for the local economy, which is primarily agrarian in nature. The area is accessible by the main road between Bogota and Medellin and the Colombian Caribbean coast. We are the operator and own a 57.7% working interest in the Guaduas Oil Field before participation by Ecopetrol, the Colombian national oil company. As the operator of the field, we exercise direct supervision over all field operations, including drilling and production. The other interest owners are Cimarrona LLC (9.4%) and Sociedad International Petrolera S.A., known as Sipetrol, the international exploration and production subsidiary of the Chilean national oil company (32.9%). Together, the interest owners are known as the "associates." As of December 31, 2000, the Ryder Scott Company Petroleum Consultants estimated our net proved reserves attributable to the delineation of 12,821 acres of the Guaduas Oil Field were 48.0 million barrels with a present value (discounted continually over the expected life of the production at 10% per annum) of $ 394.1 million.

         We also have a 100% interest in the Deep Dindal, Cristales and Rosablanca association contracts. In May 2001, we reassigned a 19.19% interest we had in the Tapir association contract to the operator, relieving us of a potential $2.1 million obligation. We attributed no oil and gas reserves to this contract area. Additional information about each of these contract areas is provided later in this section.

DINDAL AND RIO SECO ASSOCIATION CONTRACTS - GUADUAS OIL FIELD

         The Dindal and Rio Seco association contracts cover adjoining areas of approximately 109,000 acres that contain the Guaduas Oil Field. The Dindal association contract has an effective date of March 23, 1993, and the Rio Seco association contract has an effective date of August 22, 1995. Both association contracts provided for a six-year exploration period followed by a maximum 22-year production period, with partial relinquishments of acreage, excluding commercial fields, required at the end of the sixth year of each contract. The Dindal exploration period has ended and we have 21 years left on the contract to produce the Guaduas Oil Field. Although the exploration period ended, Ecopetrol recently postponed the required relinquishment of Dindal association contract areas outside the Guaduas Oil Field and the five-kilometer buffer zone for as long as the Deep Dindal association contract is in the exploration period. The Deep Dindal association contract was issued in February 2001. See "--Deep Dindal association contract."


         We are obligated to drill one more exploration well on the Rio Seco association contract area before the exploration period of that contract ends in August 2001. However, due to difficulties we experienced in securing access to the surface location of the well that will be drilled to satisfy this work requirement, Ecopetrol has granted us a six-month extension. At some point in the future, we may have to relinquish the smaller of 50% of the contract area or all lands that fall outside a five kilometer buffer zone around the area designated to be the commercial field.


         In May 2000, Ecopetrol elected not to participate in the development and production of the Guaduas Oil Field. The associates elected to proceed on a sole-risk basis pursuant to the terms of the Dindal and Rio Seco association contracts. Ecopetrol retains the right to participate at a later date subject to the associates recovering 200% of the costs incurred since Ecopetrol's May 2000 decision not to participate plus certain exploration costs.

         Under the terms of the Dindal and Rio Seco association contracts, the associates pay 100% of all exploratory costs. As Ecopetrol elected not to participate in the development and production of the Guaduas Oil Field, the associates will also pay 100% of the development costs.

         The associates are required to pay a royalty of 20% of all hydrocarbon production to the Colombian government. Because Ecopetrol elected not to participate at this time, the remaining 80% of production is divided among the associates according to their proportionate interest in the association contract. If Ecopetrol participates in the future, the remaining 80% will be divided as follows:

         o Dindal association contract - Of the remaining 80% of production, Ecopetrol will receive 50% and the associates will receive 50% until the contract area has produced in excess of 60 million barrels of oil, after which point Ecopetrol's interest in production will increase on a sliding scale. Such increases occur in 5% increments from 50% to 70% as accumulated production from the contract area increase in 30 million barrel increments from 60 million barrels to 150 million barrels.

         o Rio Seco association contract - Of the remaining 80% of production, Ecopetrol will receive 50% and the associates will receive 50% until the contract area has produced 60 million barrels of oil, after which point Ecopetrol's interest will increase from 50% to 75% as the ratio of accumulated income attributable to the associates (less any expenses reimbursed by Ecopetrol) increases from a one-to-one ratio to a two-to-one ratio.

         Under both the Dindal and the Rio Seco association contracts, if Ecopetrol does elect to participate, it would pay 50% of the go forward development and operating expenses.

         Our wholly owned subsidiary, GHK Company Colombia, serves as the operator of the Guaduas Oil Field, pursuant to the terms of operating agreements between us, our subsidiaries and the other associates. GHK Company Colombia has exclusive responsibility for operations within the budgets and work programs approved by the executive committee and may demand payment in advance from each party of its respective shares of estimated subsequent monthly expenditures.

         Under the terms of a letter agreement dated September 11, 1992, as amended, between GHK Company Colombia and Dr. Jay Namson, the holders of interests in the association contracts, except for Petrolinson S.A., will be required to assign a proportionately reduced 2% working interest in the Dindal association contract and the Rio Seco association contracts to Dr. Namson after those interest holders recover from production of 100% of all costs incurred in connection with the exploration and development of the Dindal and Rio Seco association contract areas since the completion of the first-year work obligations under the Dindal association contract. Accordingly, when such costs have been recovered, we will be required to assign to Dr. Namson 2% of 55% from our 57.7% interests.


Drilling activity on the Rio Seco and Dindal association contracts


         To date, fifteen wells have been drilled on the Dindal and Rio Seco association contract areas. Nine of those wells are classified as oil and gas wells. Five of the wells did not produce commercial amounts of oil and gas during testing. One well remains to be tested and we are currently drilling a sixteenth well.

         The table below identifies the fourteen wells drilled to date and the well currently being drilled.



                                                               CUMULATIVE OIL
                                                    MEASURED  PRODUCTION AS OF
                             YEAR       ASSOCIATION   DEPTH     6/30/01 (1)
      WELL NAME            DRILLED       CONTRACT    (FEET)      (BARRELS)                 STATUS
----------------------- --------------- ----------- ---------- --------------- --------------------------------
Escuela 1.............       1994       Dindal         7,802         --        Plugged and abandoned
El Segundo 1-E........    1995/1996     Dindal         5,718       48,435      Productive well
El Segundo 1-N........       1996       Dindal         6,820      194,730      Productive well
El Segundo 1-S........       1997       Dindal         6,920      798,037      Productive well
Tres Pasos 1-E........       1997       Rio Seco       6,150      580,174      Productive well
El Segundo 2-E........       1997       Dindal         6,292       69,333      Productive well
Tres Pasos 2-E........       1997       Rio Seco       5,880           --      Temporarily abandoned
El Segundo 3-E........       1997       Dindal         8,021           --      Non-commercial test; may
                                                                               side-track
El Segundo 6-E........    1998/2000     Dindal         9,250        4,937      Productive well
Tres Pasos 4-E........       1998       Rio Seco       6,300           --      Non-commercial test; may
                                                                               side-track
Tres Pasos 3-E........       1998       Rio Seco      10,187           --      Waiting on Cimarrona completion
Tres Pasos 1-WH.......       1998       Rio Seco       7,180      110,950      Productive well
El Segundo 4-E.. .....       1999       Dindal         6,200           --      Gas reinjection candidate
El Segundo 5-S .......       2001       Dindal         7,350        3,347      Productive well
Tres Pasos 5-W .......       2001       Rio Seco       8,262           --      Productive well
El Segundo 5-E .......       2001       Dindal            --           --      Currently drilling


----------------


         (1) Cumulative production as of June 30, 2001 was 1,809,943 barrels of oil.


Geology and reservoir characteristics of the Guaduas Oil Field

         The Guaduas Oil Field geological structure is a large anticlinal structure. An anticlinal structure is a sub-surface, geological structure that rises to a rounded peak. The primary oil reservoir is the Upper Cretacous Cimarrona formation, which is located on the west flank of the Villeta anticline with an average dip of 14 degrees at a depth of between approximately 6,000 and 8,000 vertical feet. The reservoir comprises both limestone and sandstone and is under-pressured. The oil is characterized by low sulfur content of approximately 0.5%, low paraffin content, a medium gravity of between 18 degrees to 20 degrees API, and a pour point of minus 34 degrees Fahrenheit.

         The reservoir is generally intensely fractured and has indicated high permeability in the wells that successfully produced oil and gas. Pressure test analysis indicates the reservoir to be connected in most directions by large fractures that allow hydrocarbons to flow readily through the reservoir. We believe that these highly permeable fractures, in conjunction with the angle of the formation dip, will allow the oil to be produced by a combination of efficient oil recovery mechanisms, including gravity drainage, gravity segregation and pressure maintenance.

Production facilities, gathering and pipeline systems for the Guaduas Oil Field

         In July 2001, we completed construction of the Guaduas - La Dorada Pipeline that transports Guaduas Oil Field production to La Dorada, a small town north of the field, where it intersects with the Oleoducto Alto Magdalena (OAM) pipeline, a regional pipeline that transports oil production from the Upper and Middle Magdalena river valley to the oil refining and terminal city of Vasconia. In Vasconia, the OAM pipeline connects with the Oleoducto de Colombia (ODC) and the Oleoducto Central S.A. (OCENSA) pipelines, both of which transport oil to the export terminal facilities at the Caribbean port of Covenas. In early 2001, we signed an agreement to transport our share of the Guaduas Oil Field crude oil production through the OAM and ODC pipelines.

         The 10-inch, 40-mile Guaduas - La Dorada Pipeline is currently capable of transporting approximately 25,000 barrels per day. However, with additional investments in tanks and shipping pumps, capacity can be increased to approximately 40,000 barrels per day.

         We have constructed a production facility next to the surface location of the Tres Pasos 1-E well that includes a heater treater, production separators, generators, a gas scrubber, booster and shipping pumps for pipeline production and other production related equipment. We have storage capacity of 20,000 barrels of oil at this facility and another 5,000 at the La Dorada station. A truck loading facility that was completed in early 2000 and used before the pipeline was completed will serve as a back up to the pipeline system.

DEEP DINDAL ASSOCIATION CONTRACT

         In February 2001, we acquired the Deep Dindal association contract, which is also known as an "on top" contract because it originated from the Dindal association contract. This association contract has the same surface area as the Dindal association contract (approximately 65,000 acres), but it only applies to the areas below the base of the Guaduas Oil Field. This area contains the subthrust Dindal prospect, which we plan to test with an exploration well in 2001. We have a 100% interest in this association contract subject to an obligation to assign some of this interest to Sipetrol and Cimarrona, our partners in the Guaduas Oil Field, pursuant to an exploration agreement we signed with them in January 2001. Following the drilling of a exploration well to test the subthrust Dindal prospect, we will have to assign either a 25.85% collective interest to Sipetrol and Cimarrona, or a 9.4% interest percent to Cimarrona and provide Sipetrol with a 4.86% overriding royalty interest that is reducible by Colombian government participation in the project. Additional information on the exploration agreement, which is a part of a larger agreement with our partners, is available in a Form 8-K filed with the U.S. Securities and Exchange Commission on January 31, 2001.

         The terms of the Deep Dindal association contract are similar to the Rio Seco association contract terms insofar as the associates are responsible for 100% of the exploration costs, Ecopetrol will have a right to participate in the development and production of an oil or gas discovery, and Ecopetrol's interest will increase as the ratio of accumulated income attributable to the associates (less any expenses reimbursed by Ecopetrol) increases from a one-to-one ratio to a two-to-one ratio. However, Ecopetrol's initial interest will be 30%, as compared to 50% under the Rio Seco and Dindal association contracts, and will increase only to 65%, as compared to 75% under the Rio Seco association contract and 70% under the Dindal association contract. Another benefit of the Deep Dindal association contract is that it is a full 28-year contract, including a 25-year production period, as compared to a 22-year production period under the Dindal and Rio Seco association contracts.


         The Deep Dindal association contract requires that we drill an exploration well during each of its two eighteen month exploration stages, the first of which commenced on April 24, 2001, the effective date of the association contract, and the second of which commences at the end of the first. We plan to drill an exploration well beginning in the fourth quarter of 2001 at an estimated cost of $15 million to satisfy the first eighteen-month requirement.


         In 2000, the Colombian government enacted a new royalty regime for oil and gas fields discovered after the date of enactment. Under the new regime, the royalty on oil and gas production of new discoveries will be a variable royalty that begins at 5% and rises to 20% as cumulative hydrocarbon production increases. Under the old royalty regime, oil and gas production was subject to a fixed 20% royalty. However, in July 2001, the Colombian Constitutional Court declared the new royalty regime unconstitutional, but agreed to permit the regime to remain in effect for discoveries made between the date of enactment and June 20, 2002. The Colombian government is expected to submit a new royalty regime law to the Colombian Congress before the current regime expires on June 20, 2002. The Constitutional Court ruling means that if an oil and gas field is discovered in the Deep Dindal contract area before June 20, 2002, the discovery will be subject to the variable royalty regime that was ruled unconstitutional. If a discovery is made after June 20, 2002, then it will be subject to the new regime or the old fixed 20% royalty regime.

CRISTALES ASSOCIATION CONTRACT

         In February 2001, we acquired the Cristales association contract, covering an area of approximately 200,000 gross contiguous acres located immediately to the east of the Dindal and Deep Dindal association contract areas. We have a 100% interest in this association contract. The fiscal terms of the Cristales association contract are identical to the Deep Dindal terms, with one exception: the Cristales association contract has a 6-year exploration period and a 22-year production period, as compared to a 3-year exploration period and a 25-year exploration period under the Deep Dindal association contract. Our first year obligation under this contract is to conduct remote sensing work and other geological and geochemical studies at an expected cost of $350,000. The royalty regime that will apply to oil and gas discoveries under this contract will be determined by the same regime as a discovery made under the Deep Dindal association contract.

ROSABLANCA ASSOCIATION CONTRACT

         We have a 100% interest in the Rosablanca association contract that covers approximately 242,000 contiguous acres in Colombia's northern Middle Magdalena Valley. As part of an agreement with Ecopetrol that satisfied various second and third year obligations under this contract, we agreed to relinquish a contract covering an adjacent area to drill an exploration well on the Rosablanca contract area by February 2001. However, as a result of not receiving the required environmental permit from the Colombian Ministry of Environment, Ecopetrol granted us an extension to February 28, 2002. We expect to receive the environmental permit in the near term and commence an exploration well on this contract area by the first quarter of 2002. This well, to be called the Santa Fe
- 1, will be drilled to an estimated total depth of 3,400 feet at an estimated gross cost of $1.0 million ($1.0 million net to us).

         The terms of the Rosablanca association contract are similar to the Rio Seco association contract, but with two major beneficial changes. First, after a declaration of commerciality, Ecopetrol's interest in production and costs would be on an individual-field basis rather than being applicable to the entire contract. Second, the Rosablanca association contract provides for an additional term of four years in the event a gas field is discovered. The royalty regime that will apply to oil and gas discoveries under this contract will be determined by the same regime as a discovery made under the Deep Dindal association contract.

OIL AND GAS RESERVES

         The following table sets forth our estimated net proved oil and gas reserves, the estimated future net revenues before income taxes, the present value of estimated future net revenues before income taxes related to proved reserves and the standardized measure of discounted future net cash flows related to proved reserves, in each case as of December 31, 2000 and 1999. All information relating to estimated net proved oil and gas reserves and the estimated future net revenues and cash flows attributable thereto is based upon a report from Ryder Scott Company Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the United States Securities and Exchange Commission.

                                                                              AS OF          AS OF
                                                                           DECEMBER 31,   DECEMBER 31,
                                                                              2000(1)        1999
                                                                           ------------   ------------
         Total net proved reserves:
           Oil (MBbls) .................................................         47,992         34,880
           Gas (MMcf) ..................................................             --             --
           Total (MBOE) ................................................         47,992         34,880
         Net proved developed reserves:
           Oil (Mbbls) .................................................         15,853         11,001
           Gas (Mmcf) ..................................................             --             --
           Total (MBOE) ................................................         15,853         11,001
         Estimated future net revenues before income taxes
           (in thousands)(2) ...........................................   $    670,068   $    605,603
         Present value of estimated future net revenues before income
         taxes (in thousands)(2) .......................................   $    394,054   $    311,374
         Standardized measure of discounted future net cash flows
           (in thousands)(2)(3) ........................................   $    289,345   $    230,967

----------

(1) The increase in our net reserves is principally due to the May 2000 decision by Ecopetrol, Colombia's national oil company, not to participate in the development of the Guaduas Oil Field and to permit us and our partners to proceed on a sole-risk basis.

(2) The present value of estimated future net revenues was prepared using constant prices as of December 31, 2000 and 1999, discounted at 10% per annum on a pre-tax basis. The net price for 2000 was calculated using the December 31, 2000 price of $26.80 per barrel, less $8.64 per barrel for gravity adjustment and transportation and marketing costs, yielding a net price of $18.16 per barrel. The net price for 1999 was calculated using the December 31, 1999 price of $25.60 per barrel, less $4.50 per barrel for gravity adjustment and transportation and marketing costs, yielding a net price of $21.10 per barrel.

(3) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues from proved reserves after income tax, discounted at 10% per annum.

         Reservoir engineering is a subjective process that involves estimating underground accumulations of gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, and on engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of the estimates. These revisions may be material. Accordingly, reserve estimates are generally different from the quantities of gas and oil that are ultimately recovered.

         Approximately 67% of our total estimated proved reserves at December 31, 2000 were undeveloped. Recovery of these reserves will require significant spending and successful drilling and completion operations. Although estimates of our reserves and related costs have been prepared in accordance with industry standards, we cannot be certain that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.


Productive wells

         The following table sets forth the gross, or total, number of productive oil and gas wells in which we have an interest as of December 31, 2000 and also sets forth the net number as of the same date. The net number of productive wells is determined by multiplying the number of gross wells by our working interests in those wells. Net interests are based on our respective working interests in the association contracts that cover the areas in which these wells were drilled, and are before Ecopetrol's participation.

                                            WELLS(1)
                                            --------
               OIL
                    Gross:                     9
                    Net:                       4.4
               GAS
                    Gross:                     0
                    Net:                       0.0

----------

(1)      One or more completions in the same well bore are counted as one well.

Acreage

         The following table sets forth estimates of our gross and net developed and undeveloped acreage for which oil and gas leases or association contracts were held as of December 31, 2000. All of the oil and gas leases and association contracts in which we own interests are located in Colombia.

         The gross acres number reflects the total number of acres in which we have an interest, without regard to the size of that interest. Net acres are determined in the same way that net wells are determined, by multiplying the gross acres by our interest in those acres. Undeveloped acreage means acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether the acreage contains proved reserves.

                     DEVELOPED
                          Gross Acres:               12,821
                          Net Acres:                  7,398
                     UNDEVELOPED
                          Gross Acres:              719,474
                          Net Acres(1):             524,206

----------

(1) Net acres are based on our respective working interests in the association contracts that cover these areas, and are before Ecopetrol's participation.

Drilling activity

         The following table sets forth the number of wells drilled by us from inception through December 31, 2000:

                                                             EXPLORATORY                              DEVELOPMENT
                                                -------------------------------------   -------------------------------------
                                                   PRODUCTIVE              DRY             PRODUCTIVE            DRY
                                                -----------------   -----------------   -----------------   -----------------
                                                  GROSS   NET (1)    GROSS    NET (1)    GROSS    NET (1)   GROSS     NET (1)
                                                -------   -------   -------   -------   -------   -------   -------   -------
                Year ended December 31, 2000:
                  Colombia ..................         2                   0       0.0         0       0.0         0       0.0
                                                                                                                          0.8
                Year ended December 31, 1999:
                  Colombia ..................         0       0.0         2       0.7         0       0.0         0       0.0
                Year ended December 31, 1998:
                  Colombia ..................         2       0.8         5       2.9         0       0.0         0       0.0
                Year ended December 31, 1997:
                  Colombia ..................         3       1.7         0       0.0         0       0.0         0       0.0
                Year ended December 31, 1996:
                  Colombia ..................         2       1.2         0       0.0         0       0.0         0       0.0
                  Argentina .................         0       0.0         1       0.3         0       0.0         0       0.0
                                                -------   -------   -------   -------   -------   -------   -------   -------
                                                      2       1.2         1       0.3         0       0.0         0       0.0
                Year ended December 31, 1995:
                  Australia .................         0       0.0         1       0.1         0       0.0         0       0.0

----------

(1) Our net interests in wells located in Colombia are before Ecopetrol's participation.

Other Information

         We have included additional information regarding our oil and gas operations in the notes to our 2000 consolidated financial statements. This information addresses:

         o our capitalized costs related to our oil and gas activities incurred in 2000, 1999 and 1998;

         o our development, property acquisition and exploration costs incurred in 2000, 1999 and 1998;

         o        our proved reserves in 2000, 1999 and 1998;

         o the standardized measure of discounted future net cash flows attributable to our proved oil reserves for 2000, 1999 and 1998; and

         o the principal sources of changes in our standardized measure of discounted future net cash flows in 2000, 1999 and 1998.

                         FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of the principal United States federal income tax considerations of acquiring, owning, and disposing of notes or warrants that may be relevant to prospective investors. This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any person purchasing and holding notes or warrants pursuant to this prospectus. The following discussion applies only to persons that hold the notes or warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a prospective investor or to certain classes of persons who are subject to special treatment under the United States federal income tax law, including, but not limited to, dealers in securities or currencies, banks, insurance companies, tax-exempt organizations, persons that hold the notes or warrants as a "hedge" against currency risks, as part of a "straddle" with other investments, or as part of a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, except as expressly indicated, the discussion is limited to the United States federal income tax consequences to initial holders of the notes and warrants. It does not consider the tax treatment of holders of an interest in pass-through entities that hold the notes or warrants nor does it include any description of the tax laws of any state, local, or foreign governments that may be applicable to the notes or warrants or holders thereof.

         This summary is based upon the United States federal tax laws as in effect on the date of this prospectus, which are subject to change.

         EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

ALLOCATION OF PURCHASE PRICE BETWEEN NOTES AND WARRANTS


      For U.S. federal income tax purposes, the notes and the warrants will be treated as investment units. The issue price of a unit for U.S. federal income tax purposes will be the first price at which a substantial amount of units is sold (excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). In our case the issue price will be equal to the principal amount of the note purchased, plus interest thereon from July 23, 2001 to the date of the closing of the purchase of the units. The issue price of a unit must be allocated between the notes and the warrants based on our best judgment of the relative fair market value of each such component of the unit on the issue date. We have engaged an independent business valuation firm to appraise and render an opinion of the allocation as of the date of the closing of the sale of the units. We intend to rely upon the appraiser's opinion as the basis for our allocation.

      We estimate that 10% to 15% of the issue price of the unit will be allotted to the warrant and 90% and 85% will be allotted to the note. Our estimate is based upon the underlying security for the note and its stated yield compared to current interest rates generally, the speculative nature of the warrant and the current trading price of our stock. The final allocation will be based upon the independent appraisal, which will in turn be based upon economic factors existing at the date of closing. There can be no assurance that the final allocation will be within the range of our current estimate as changes in interest rates and the trading price of our stock could cause the final allocation to vary substantially from our estimate. We anticipate receiving the appraisal shortly after the closing of the offering. At that time we will make a press release disclosing our allocation, file a Form 8-K with the U.S. Securities and Exchange Commission, which will disclose the allocation, and post the allocation to our web site.

               Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount, referred to as the OID Regulations, each holder of a note will be bound by our allocation for U.S. federal income tax purposes unless the holder discloses on a statement attached to his tax return for the taxable year that includes the acquisition date of a unit that his allocation differs from that of the company. No assurance can be given that the Internal Revenue Service will accept our allocation. If our allocation were successfully challenged by the IRS, the issue price, original issue discount accrual on the note and gain or loss on the sale or disposition of a note or warrant would be different from that resulting under the allocation determined by us.

NOTES

U.S. Holders

         The following discussion is limited to the United States federal income tax consequences relevant to a holder of a note that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to United States federal income tax regardless of the source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, i.e., a U.S. Holder.

         In general (pursuant to the original issue discount rules described below), interest on a note will be taxable to a beneficial owner who is a U.S. Holder as ordinary interest income at the time it accrues.

Original Issue Discount

         The notes will be issued with original issue discount, or OID, for United States federal income tax purposes. The following summary is a general discussion of the United States federal income tax consequences to U.S. Holders of the purchase, ownership, and disposition of notes issued with OID and that mature more than one year from the date of issuance.


         For United States federal income tax purposes, OID is the excess of the stated redemption price at maturity of a note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date). Generally, the issue price of a note will equal the first price at which a substantial amount of such notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a note is the sum of all payments provided by the note other than qualified stated interest payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. Because the notes do not provide for the payment of qualified stated interest throughout their term, the stated redemption price at maturity will be the sum of the face amount of the notes and the total amount of interest provided for under the terms of the notes. Accordingly, the difference between the first price at which a substantial amount of the notes are sold (in this case, based on the allocations discussed under "--Allocation of Purchase Price Between Notes and Warrants" above) and the total amount payable under those notes (principal and interest) will be OID that is includible in the gross income of a U.S. Holder of the notes on an annual basis.


         A U.S. Holder of a note with a maturity date more than one year from the date of issue must include OID in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method in advance of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of tax accounting. In general, the amount of OID included in income by the initial U.S. Holder will be the sum of the daily portions of OID for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder held the note. The daily portion of OID is determined by allocating to each day in any accrual period (i.e., the interval between compounding dates) a ratable portion of the OID allocable to that accrual period. The amount of OID allocable to each accrual period generally is equal to the difference between the product of the note's adjusted issue price at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period). The adjusted issue price of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. Under these rules, U.S. Holders of notes generally will have to include in income increasingly greater amounts of OID over the life of the notes.

         A U.S. Holder who purchases a note for an amount that is greater than its adjusted issue price but less than or equal to the sum of all amounts payable on the note after the purchase date (other than payments of qualified stated interest), will be considered to have purchased the note at an acquisition premium. Under the acquisition premium rules, the amount of original issue discount that such U.S. Holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to the period.

Market Discount

         If a U.S. Holder purchases a note for an amount that is less than its revised issue price, the U.S. Holder will be treated as having purchased such note at a market discount, unless such market discount is less than a specified de minimis amount. The revised issue price is the sum of the note's issue price and the total amount of the OID includible in gross income for all holders of the note for periods before it was acquired by the U.S. Holder, determined without the reductions for acquisition premiums paid by earlier holders. Under the market discount rules, a U.S. Holder will be required to treat any principal payment, or any gain realized on the disposition of a note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such principal payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

         A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium

         If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date (other than payments of qualified stated interest), the U.S. Holder may elect to treat such excess as amortizable bond premium. In this case the amount of qualified stated interest required to be included in the U.S. Holder's income each year with respect to interest on the note will be reduced by the amount of amortizable bond premium allocable (based on the note's yield to maturity) to such year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. A U.S. Holder that does not elect to amortize bond premium generally will be entitled to treat the premium as capital loss when the note matures.

Election to Treat All Interest as OID

         U.S. Holders generally may, upon election, include in income all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to OID, subject to certain limitations and exceptions.

Payments of Interest

         For United States federal income tax purposes, any cash payment of interest will be treated first as a payment of OID to the extent of the OID that has accrued as of the date the payment is due and has not been allocated to prior payments, and second as a payment of principal. No portion of any payment is treated as prepaid interest.

Sale, Exchange, Redemption, Repayment, or Other Disposition of the Notes

         Upon the disposition of a note by sale, exchange, redemption, or repayment, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such disposition and the U.S. Holder's tax basis in the note. A U.S. Holder's tax basis in a note generally will equal the cost of the note to the U.S. Holder, increased by amounts includible in income as OID or market discount (if the U.S. Holder elects to include market discount in income on a current basis), and reduced by any amortized bond premium and any payments (other than payments of qualified stated interest) made on such note. Because the note is held as a capital asset, such gain or loss (except to the extent that the market discount rules otherwise provide) will constitute capital gain or loss. In the case of an individual, generally the maximum federal income tax rate applicable to capital gains is 18% if the property was held for more than 5 years and 20% if the property was held for more than one year but not more than 5 years. Capital gains are subject to ordinary income tax rates if the property was not held for more than one year. Capital losses may only be deducted to the extent of a taxpayer's capital gains, except that an individual may deduct an amount of capital losses equal to his capital gains plus $3,000. Unused capital losses may be carried to subsequent years.

Non-U.S. Holders

         The following is a brief summary of the United States federal income tax consequences that may be applicable to a holder of a note other than a U.S. Holder, i.e., a Non-U.S. Holder. For purposes of the following discussion, interest (including OID) and gain on the sale, exchange, or other disposition of a note will be considered "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States, or (ii) if a tax treaty applies, attributable to a permanent establishment in the United States.

Interest and OID

         In general, any interest paid or OID accrued to a Non-U.S. Holder of a note will not be subject to United States federal income tax if the interest or OID is not U.S. trade or business income.

Sale, Exchange, Repayment, Retirement, or Other Disposition of the Notes

         Any gain realized by a Non-U.S. Holder on the sale, exchange, repayment, retirement, or other disposition of a note will not be subject to United States federal income or withholding taxes unless (i) such gain is U.S. trade or business income, or (ii) in the case of an individual, such Non-U.S. Holder is or is treated as being present in the United States for 183 days or more during the year and certain other conditions are met.

WARRANTS

U.S. Holders

         The following discussion is limited to the United States federal income tax consequences relevant to a holder of a warrant that is a U.S. Holder (see "-- Notes -- U.S. Holders").

Basis and Holding Period

         The basis of each warrant acquired through purchase of a unit will equal its pro rata (based on the relative values of the notes and warrants acquired) portion of the issue price of the unit, as described above. The holding period of the warrant will generally begin at the time the unit is purchased.

Exercise of Warrants

         No gain or loss will be recognized by a holder of warrants upon the exercise of the warrants. The holding period of common stock acquired by a holder upon exercise of warrants will begin upon the exercise of the warrants therefor. The tax basis of common stock acquired upon the exercise of the warrants will be equal to the sum of the basis of the warrants exercised and the exercise price paid for such shares of common stock.

Sale or Exchange

         Upon the sale or taxable exchange of warrants, the holder will recognize gain or loss equal to the difference between the amount realized from such sale or exchange and the holder's adjusted tax basis in the warrants. Assuming that common stock which would have been acquired by the holder if he or she had exercised the warrants would be a capital asset in the hands of the holder, the resulting gain or loss will be a capital gain or loss. Any such capital gain or loss will be subject to the same rules described above with respect to a sale or other disposition of notes.

Expiration of Warrants

         A holder who allows warrants to expire without being exercised will be treated as having disposed of the warrants in a taxable exchange on the date of expiration. Accordingly, such a holder will recognize loss equal to the holder's basis in the warrants. If the shares of common stock which would have been acquired by the holder upon exercise of the warrants would have been a capital asset in the hands of the holder, the loss recognized upon expiration of the warrants will be a capital loss.

Adjustments to Conversion Ratio or Exercise Price

         Section 305 of the Code requires that certain actual or constructive distributions of a company's stock to holders of the company's stock, convertible securities or warrants be recognized as a taxable dividend. Regulations promulgated under Section 305 provide that an adjustment in the conversion ratio or exercise price of warrants made pursuant to a bona fide, reasonable formula which has the effect of preventing dilution of the interest of the holders of such stock will not be considered to result in a taxable dividend. However, the regulations further provide that an adjustment to the conversion ratio or exercise price to compensate warrant holders for a taxable distribution to the stockholders will not be considered as made pursuant to such a formula. Any adjustment in the exercise price or conversion ratio of the warrants to reflect taxable distributions on the common stock would be treated as a constructive distribution of stock to the holders of the warrants and would be taxable as a dividend to the extent of current or accumulated earnings and profits of the company. The amount of the dividend to a holder of the warrants resulting from such an adjustment would be measured by the fair market value of the additional common stock (or fraction thereof) that would be obtainable as a result of the adjustment. There can be no assurance and none is hereby given that an adjustment to the conversion ratio or exercise price of the warrants will not result in a taxable dividend.

Non-U.S. Holders

If U.S. Trade or Business Income

         If income or gain from a warrant would be "U.S. trade or business income" (see, "-- Notes -- Non-U.S. Holders") to a holder of a warrant that is a Non- U.S. Holder, the U.S. federal income tax consequences to such Non-U.S. Holder of acquiring, holding and disposing of the warrants will be substantially the same as to a U.S. Holder.

If Not U.S. Trade or Business Income

         If income or gain from a warrant would not be "U.S. trade or business income" to a holder of a warrant that is a Non-U.S. Holder: (a) the Non-U.S. Holder will not recognize any gain on the exercise of the warrants; and (b) income or gain recognized by the Non-U.S. Holder on a taxable sale or exchange will not be subject to United States federal income or withholding taxes unless, in the case of an individual, such Non-U.S. Holder is or is treated as being present in the United States for 183 or more days during the year and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. Holders

         The company may be required to report annually to the IRS and to each U.S. Holder the amount of OID and any payments of interest made in respect of the notes to a U.S. Holder who is not an exempt recipient, or who does not establish an exemption. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. In addition, backup withholding of United States federal income tax at a rate of 30.5% (30% for calendar years 2002-2003; 29% for calendar years 2004-2005; and 28% for calendar years 2006 and thereafter) may apply to OID and interest payments made in respect of the notes to U.S. Holders who are not exempt recipients and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner.

Non-U.S. Holders

         The company may be required to report annually to the IRS and to each Non-U.S. Holder of a note the amount of interest paid or OID accruing to, and any amount of tax withheld with respect to, each Non-U.S. Holder. This information also may be made available to tax authorities in the country in which the Non-U.S. Holder resides in accordance with the provisions of an applicable income tax treaty.

         Information reporting and backup withholding will not apply to interest payments or OID on the notes if the Non-U.S. Holder has provided the required certification that it is not a United States person or has otherwise established an exemption, provided that the company does not have actual knowledge that the holder is a United States person or that the conditions of any exemption are not in fact satisfied.

Sale of Note or Warrant

         Payment of the proceeds from a sale of a note or warrant to or through a broker generally will be subject to information reporting unless the holder is an exempt recipient (for instance, a Non-U.S. Holder can certify under penalties of perjury its non-U.S. status) or otherwise establishes an exemption from information reporting. In addition, backup withholding of United States federal income tax at a rate discussed above may apply to proceeds from a sale of a note or warrant by holders who are not exempt recipients, and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                                 USE OF PROCEEDS


         The amount of proceeds we will receive from the rights offering depends on the number of rights exercised. If all of the rights are exercised, our gross proceeds will be at least $22.5 million plus interest from July 23, 2001 through the closing date of the rights offering. We estimate that our expenses for the offering and related transactions, will be approximately $390,625.

         We intend to use the net proceeds of the rights offering to pay some or all of the Series B senior secured notes we issued in July 2001. "Net proceeds" includes the face amount of the notes, plus interest accrued since July 23, 2001, less certain expenses related to the rights offering. The proceeds will be used to pay the Series B notes in the following order: (1) to pay $5.0 million principal amount plus accrued interest of the Series B notes issued to Mr. Hefner on July 23, 2001, and (2) to pay $17.5 million principal amount plus accrued interest of the Series B notes that are held by Mr. Hefner and the other qualified investors, paying 57.14% to Mr. Hefner and 42.86% to the other qualified investors. To the extent the Series B senior secured notes are not paid in full with the proceeds of the rights offering, the outstanding Series B notes will be exchanged for an equal amount of Series A notes accompanied by warrants.



         The Series B notes accrue interest at a rate of 12% per year and mature on the earlier to occur of the consummation of this rights offering or November 7, 2004. Proceeds from the Series B notes were used to pay off a $3.0 million loan from Stillwater National Bank and Trust Company, N.A. and for working capital.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our capital stock since its inception and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of its business.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth our consolidated ratios of earnings to fixed charges (a) for each of the five years ended December 31, 2000 and for the six months ended June 30, 2001 on an historical basis.


                                                                                                                Six
                                                                                                               Months
                                                         Year Ended December 31,                               Ended
                                 ---------------------------------------------------------------------------  June 30,
                                    2000            1999           1998           1997           1996           2001
                                 -----------     -----------    ------------    ----------     ----------    -----------
Ratio of Earnings to Fixed             -29%            -51%           -1350%          -1419%         N/A(2)        -16%
Charges(1)

Dollar Amount of Deficiency        (18,509)        (21,663)       (147,273)       (9,116)        (2,323)       (8,470)


-----------


(1) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of earnings before income taxes and cumulative effects of accounting changes, plus fixed charges; and (ii) fixed charges consist of interest expense incurred, amortization of debt expense relating to any indebtedness, and one-third of rental expense estimated to be attributable to interest.


(2)      We did not have any fixed charges in 1996.

                             SELECTED FINANCIAL DATA

         The following table sets forth certain historical consolidated financial data for us as of and for each of the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and accompanying notes included elsewhere in this document.

                                          SIX MONTHS   SIX MONTHS
                                             ENDED       ENDED                               YEAR ENDED DECEMBER 31,
                                            JUNE 30,    JUNE 30,     -------------------------------------------------------------
                                             2001         2000         2000         1999         1998         1997         1996
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues .............................   $   5,011    $   1,022    $   6,434    $   5,313    $   3,797    $   1,567    $     575
  Net loss .............................      (2,149)      (4,335)      (5,907)      (6,789)     (90,199)      (7,928)      (2,195)
  Net loss per common share ............       (0.06)       (0.11)       (0.16)       (0.18)       (2.49)       (0.24)       (0.17)
  Weighted average shares
     outstanding .......................      37,846       37,834       37,836       37,862       36,204       32,505       12,972
BALANCE SHEET DATA (END OF
  PERIOD):
  Cash and cash equivalents ............   $   7,709    $  11,840    $  12,128    $  22,447    $  38,147    $  18,067    $  10,620
  Total assets .........................     254,242      251,459      254,076      261,082      279,900      291,914      235,501
  Current liabilities ..................       7,960        4,424        8,704        9,714       12,357        8,205        2,806
  Long-term debt .......................     113,000      110,000      110,000      110,000      110,000       25,000           --
  Minority interest ....................          --           --           --           --        9,713        4,087        1,060
  Stockholders' equity .................     108,579      112,241      110,669      116,574      123,098      184,163      167,667


In June 1999, we restructured our interest in Colombia resulting in the elimination of a minority interest owner in one of our subsidiaries. There was no impact on our net ownership interest in the Guaduas Oil Field. See footnote 14 to the financial statements as of December 31, 2000 and 1999 for a further discussion.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

INTRODUCTION

         The following discussion is intended to assist in understanding our financial position and results of operations for each year in the three-year period ended December 31, 2000 and for the six-month periods ended June 30, 2001 and June 30, 2000.

OVERVIEW

         Our principal asset is a 57.7% interest, before participation by Ecopetrol, the Colombian national oil company, in the Dindal and Rio Seco association contracts, which cover the area in which the Guaduas Oil Field is located. As of December 31, 2000, the Ryder Scott Company Petroleum Consultants estimated Seven Seas' net proved reserves attributable to the delineation of 12,821 acres of the Guaduas Oil Field were 48.0 million barrels with a present value (discounted continually over the expected life of the production at 10% per annum) of $394.1 million. As the operator of the field, we exercise direct supervision over all field operations, including drilling and production. The other interest owners are Cimarrona LLC (9.4%), an Oklahoma independent oil and gas company and Sociedad International Petrolera S.A., known as Sipetrol, the international exploration and production subsidiary of the Chilean national oil company (32.9%). In May 2000, Ecopetrol elected not to participate in the development of the Guaduas Oil Field. Together with our partners, we elected to proceed with field development on a sole-risk basis, meaning we pay 100% of the costs and receive 100% of the revenues from production less a fixed 20% Colombian government royalty. After we have recovered 200% of the development costs and certain exploration costs, Ecopetrol will have to right to become a 50% working interest partner in the project.

RECENT EVENTS

$45 MILLION FINANCING - On July 23, 2001, we completed a $45 million financing to fund our 2001-2002 business plan. The terms of this financing are described below in " - Liquidity and Capital Resources".


PIPELINE AND PRODUCTION FACILITIES - In July 2001, we completed the Guaduas--La Dorada Pipeline on schedule and within budget. The 40-mile Guaduas--La Dorada pipeline connects the Guaduas Oil Field to international oil markets via Colombia's existing pipeline infrastructure. Current Guaduas Oil Field production is approximately 7,000 barrels per day (3,200 barrels per day net to us).


DEVELOPMENT DRILLING PROGRAM - In June 2001, we successfully completed the El Segundo 5-S well with initial production test rates at 1,800 to 2,800 barrels per day. The El Segundo 5-S well is currently producing approximately at 2,500 barrels per day. This well is the first in a series of nine Guaduas Oil Field development wells planned for 2001 - 2002. The well was drilled to a total depth of 8,230 feet from a surface location that is approximately 2.9 kilometers north of the surface location of the El Segundo 1-E discovery well. We also commenced drilling of the second development well, the Tres Pasos 5-W, from the same surface location as the El Segundo 5-S in late June 2001. This well has a projected bottom hole location approximately 1.1 kilometers northwest of the El Segundo 5-S bottom hole location.

ASSOCIATION CONTRACTS - In May 2001, we reassigned our interest in the Tapir Association Contract to the operator, relieving us of a potential $2.1 million obligation. We attributed no oil and gas reserves to this contract area. In February 2001, we executed the Deep Dindal and Cristales association contracts. The Deep Dindal association contract, which is generically referred to as an "on top" contract because it originated from the Dindal association contract, covers the Subthrust Dindal Prospect located below the Guaduas Oil Field. The Deep Dindal contract provides better economic terms than the original Dindal association contract. The Cristales association contract covers approximately 200,000 acres immediately to the east of the Guaduas Oil Field and the Subthrust Dindal Prospect, and also contains the same economic terms as the Deep Dindal association contract.


CHANGE IN DOMICILE - Also in the first quarter of 2001, we changed our domicile from the Yukon Territory, Canada to the Cayman Islands principally to lower our future worldwide effective corporate tax rate. Other considerations were that most of our shareholders are not Canadian and all of our oil and gas revenues are from non-

Canadian operations. On February 28, 2001, we received shareholder approval for the continuation, and effective March 1, 2001, we continued as a Cayman Islands company.


GUADUAS OIL FIELD PARTNER AGREEMENT - In January 2001, we successfully completed negotiations with our Guaduas Oil Field partners regarding their participation in the pipeline and the Subthrust Dindal Prospect. Sipetrol and Cimarrona LLC agreed to provide Seven Seas with the opportunity to earn certain of their interests in the subthrust Dindal prospect by drilling a subthrust exploration well and paying Sipetrol and Cimarrona's share of the costs of drilling the well. Additional information on our global partner agreement is available in a Form 8-K filed with the U.S. Securities and Exchange Commission on January 31, 2001.


SETTLEMENT OF LAWSUIT

         In August, 2001, we settled a lawsuit. We and one of our officers and directors, Robert A. Hefner III, were sued in October, 2000, by four former Seven Seas officers and directors in DeCort, et al. v. Seven Seas Petroleum Inc., et al., Cause No. 2000-50498, District Court of Harris County, Texas, 133rd Judicial District. The plaintiffs sought damages in excess of $13 million. We filed a counterclaim against two plaintiffs. Pursuant to the Settlement Agreement, we paid $1 million to the plaintiffs and their attorneys, and Mr. Hefner agreed to assign, upon the closing of the rights offering, warrants to the plaintiffs to purchase 200,000 shares of Seven Seas' common stock.

         Pursuant to an indemnification agreement with Mr. Hefner, and our bylaws, we granted Mr. Hefner options to purchase 200,000 shares of our common stock at an exercise price of $1.782955 per share (the same exercise price as the warrants and which was higher than the average of the high and low trading prices on the effective date). The options will vest upon Mr. Hefner performing under the Settlement Agreement and have a term of 10 years.


LIQUIDITY AND CAPITAL RESOURCES


         Completion of the $45.0 million financing allows us to timely implement our 2001-2002 business plan, which includes the continued development of the Guaduas Oil Field and new exploration activity. Based on current crude oil pricing, we believe the recent financing in conjunction with Guaduas Oil Filed operating cash flows will be sufficient to fund our planned 2001-2002 capital program. Our 2001-2002 business plan is outlined in "Business." The table below lists the remaining costs associated with our 2001-2002 business plan and significant expenditures expected during the next twelve months.



                                                             ESTIMATED COST
                                                       -------------------------
DESCRIPTION OF PROJECT/EXPENDITURE                        GROSS        NET TO US               STATUS
----------------------------------                     -----------    ----------               ------
                                                             (IN THOUSANDS)
Development Drilling Program (1) .................     $   39,600     $   22,500     First well complete, second well drilling
Subthrust exploration well .......................     $   15,000     $   15,000     Drilling expected to start in 4th qtr. 2001
Exploratory well - Rosablanca block ..............     $    1,000     $    1,000     Drilling expected to start in 4th qtr. 2001
Exploratory well - Tres Pasos 16 .................     $    5,500     $    3,025     Drilling expected to start in 4th qtr. 2001
Senior Note 11/15/01 Interest Payment ............     $    6,875     $    6,875     Due November 15, 2001
Senior Note 5/15/02 Interest Payment .............     $    6,875     $    6,875     Due May 15, 2002
                                                       ----------     ----------
                                         Total ...     $   74,850     $   55,275
                                                       ==========     ==========

----------

(1) The partner-approved development drilling program provides for the drilling of nine development wells and one injection well for field pressure maintenance. This two-year program is expected to increase Guaduas Oil Field production to 18,000 to 25,000 barrels of oil per day. The schedule under this program is to drill a total of four development wells and the injection well in 2001 at a gross cost of $22.0 million ($12.5 million net to us), and an additional five development wells in 2002 at a gross cost of approximately $22.0 million ($12.5 net to us). The first development well, El Segundo 5-S, has already been drilled and is currently producing at a rate of 2,500 barrels per day.

Equity and Financing Activities


         As of June 30, 2001, we had 37,858,501 common shares, par value of $0.001 per share, outstanding, of which none are restricted. At June 30, 2001, we had outstanding $110.0 million of 12 1/2% senior notes due May 15, 2005 and $3.0 million of senior secured debt due to Stillwater National Bank, N.A. in full on April 1, 2002. The

$3.0 million senior secured debt has subsequently been repaid and the loan agreement with Stillwater National Bank, N.A. has been terminated. On July 23, 2001, we issued $45.0 million of senior secured notes due November 7, 2004.


         Our activities from inception through June 30, 2001 were funded primarily by the proceeds from private placements of our securities, including our common stock, warrants and notes, resulting in aggregate cash proceeds of $160.0 million. Recent transactions include:


         12 1/2% Senior Notes. In May 1998, we completed the offering of $110.0 million of 12 1/2% senior notes due May 15, 2005 and received net proceeds of approximately $106.0 million. Approximately $37.8 million of the proceeds was held in a separate account or in escrow to provide for the first three years of interest payable under the senior notes. Interest on the senior notes is payable semi-annually on May 15 and November 15 of each year. The escrow account was sufficient to pay interest through May 2001.



         Stillwater National Bank Loan. In December 2000, we entered into a $10.0 million loan agreement with Stillwater National Bank and Trust Company, N.A. With the proceeds of the $45.0 million financing that was completed in July 2001, we paid the outstanding Stillwater note balance of $3.0 million, plus accrued interest of $11,033, and terminated the loan agreement.



         12% Senior Secured Notes. On July 23, 2001, we completed the first two parts of a three-part $45.0 million financing to fund our 2001-2002 business plan. Chesapeake Energy Corporation purchased $22.5 million of senior secured notes with detachable warrants to purchase 12,619,500 shares of our common stock at approximately $1.78 per share. After all the transactions contemplated in this financing, including this rights offering, are completed, Chesapeake will have warrants to purchase 20% of our common stock, calculated after exercise of Chesapeake's warrants and the warrants attached to the Series A notes. Chesapeake's notes will bear interest at 12% per annum, compounded quarterly, and interest will be accrued but unpaid for the first two years. Principal and accrued interest will be due at maturity on November 7, 2004.


         Also on July 23, 2001, we issued $22.5 million principal amount of 12% Series B senior secured notes without warrants to certain qualified investors. The Series B notes will be paid with the proceeds of this rights offering, in which we are offering current shareholders $22.5 million of Series A senior secured notes with detachable warrants to purchase 12,619,500 shares at approximately $1.78 per share. To the extent that the Series B notes are not paid in full with the proceeds of the rights offering, the Series B notes that remain outstanding will be exchanged for Series A notes and warrants.

RESULTS OF DEVELOPMENT STAGE OPERATIONS

Three months ended June 30, 2001 and 2000

         For the three months ended June 30, 2001 (the "Current Quarter"), we incurred a net loss of $2.1 million, or $0.06 per common share. This compares to a net loss of $1.5 million, or $0.04 per common share, in the three months ended June 30, 2000 (the "Prior Quarter").

         Revenues from oil sales were $1.2 million for the Current Quarter as compared to zero in the Prior Quarter. Sales decreased $2.2 million in the Current Quarter from $3.4 million for the quarter ending March 31, 2001 as a result of a 53,200 barrel (32%) production decline, a 48,200 barrel inventory escalation and a $0.3 million unfavorable correction to an estimated December crude oil price. The production decline was attributable to remedial well workovers, required well testing for field unification, and conversion from trucking operations to pipeline operations at the end of the Current Quarter. The inventory build-up was primarily caused by pipeline fill and inventory in transit or storage pending third quarter sales.


         Oil production (net to Seven Seas) of 113,400 barrels and zero barrels for the Current Quarter and Prior Quarter, respectively, was transferred to inventory or sold to either Ecopetrol or Refinerie del Nare at an average price of $19.89 per barrel in 2001.

         Oil and gas operating expenses increased $0.7 million to $1.1 million in the Current Quarter as compared to $0.4 million for the Prior Quarter. The Prior Quarter's oil and gas operating expenses relate to reservoir pressure testing and various geological studies recorded as oil and gas operating expenses.

         Depletion, depreciation and amortization increased $0.2 million to $0.5 million in the Current Quarter as compared to $0.3 million in the Prior Quarter.

         The increases in revenues, production, oil and gas operating expenses and depletion, depreciation and amortization in the Current Quarter as compared to the Prior Quarter are the direct result of Guaduas Oil Field post-exploration production which commenced on August 9, 2000.

         Interest income amounted to $0.2 million and $0.5 million for the Current Quarter and the Prior Quarter respectively. The $0.3 million decrease from 2000 to 2001 was the consequence of lower cash and investment balances resulting from the use of funds from the issuance of the senior notes in May 1998 and lower interest rates.

         General and administrative costs were $1.6 million and $1.3 million for the Current Quarter and Prior Quarter, respectively. The $0.3 million increase from 2000 to 2001 resulted primarily from increased professional services.

Six months ended June 30, 2001 and 2000

         For the six-month period ended June 30, 2001 (the "Current Period"), we incurred a net loss of $2.1 million, or $0.06 per common share. This compares to a net loss of $4.3 million, or $0.11 per common share, in the six-month period ended June 30, 2000 (the "Prior Period").

         Revenues from oil sales were $4.6 million in the Current Period as compared to $16,000 for the Prior Period.

         Oil production (net to us) of 280,100 barrels and 1,200 barrels for the Current Period and Prior Periods, respectively, was transferred to inventory or sold to either Ecopetrol or Refinerie del Nare at an average price of $20.53 per barrel in 2001 and $13.76 per barrel in 2000.

         Oil and gas operating expenses increased $1.1 million to $2.1 million in the Current Period as compared to $1.0 million for the Prior Period. The 2000 costs relate to the long term testing program, primarily the El Segundo 4-E well and various pressure testing and geologic studies of the reservoir.

         Depletion, depreciation and amortization increased $0.9 million to $1.4 in the current Period as compared to $0.5 million in the Prior Period.

         The increases in revenues, production, oil and gas operating expenses and depletion, depreciation and amortization in the Current Period as compared to the Prior Period are the direct result of Guaduas Oil Field post-exploration production which commenced on August 9, 2000.

         Interest income was $0.4 million and $1.0 million for the Current period and Prior Period, respectively. The $0.6 decrease from 2000 to 2001 was the consequence of lower cash and investment balances resulting from the use of funds from the issuance of the senior notes in May 1998.

         General and administrative costs were $3.1 million and $3.7 million for the Current Period and Prior Period, respectively. The Prior Period was $0.6 million greater primarily because of severance payments made in early 2000 as part of the Company's cost reduction program.

Years ended December 31, 2000, 1999 and 1998

         Revenues from oil sales were $4.6 million, $2.3 million and $0.02 million in 2000, 1999 and 1998, respectively. Lease operating expenses were $2.6 million, $2.5 million and $0.9 million in 2000, 1999 and 1998, respectively. The $2.3 million increase in 2000 oil and gas revenues and $0.1 million lease operating expenses was due to the commencement of post-exploration phase production in August 2000.

         Oil production in Colombia (net to us, including minority interest through June 30, 2001) of 189,988 barrels, 199,216 barrels and 1,997 barrels in 2000, 1999 and 1998, respectively, pertaining solely to our share of oil produced from production testing, was sold to Refinerie del Nare or Ecopetrol at an average price of $25.02 per barrel in 2000, $12.50 per barrel in 1999 and $8.14 per barrel in 1998.

         Interest income was $1.8 million, $3.1 million and $3.8 million in 2000, 1999 and 1998, respectively. The decrease from 1999 to 2000 was the consequence of lower cash and investment balances resulting from the use of funds from the issuance of the senior notes in May 1998.

         General and administrative costs were $7.3 million, $7.7 million and $9.8 million in 2000, 1999 and 1998, respectively. Non-recurring general and administrative costs in 2000 amounted to $1.3 and were related to the migration of the Company to the Cayman Islands from the Yukon Territory and severance paid to certain employees as part of the Company's reorganization of its Bogota office. The costs incurred during 1998 included $2.1 million relating to costs incurred conducting feasibility studies for the proposed construction of pipeline and production facilities and other development activities in Colombia.

         Depletion, depreciation and amortization was $1.7 million, $1.8 million and $0.7 million in 2000, 1999 and 1998, respectively. We began recording depletion of our proved oil and gas properties in the fourth quarter 1999, resulting in increased amounts in 2000 and 2001.

         As required under the full cost method of accounting, capitalized costs are limited to the sum of (1) the present value of future net revenues, using current unescalated pricing and discounted at 10% per annum from proved reserves and (2) the lower of cost or estimated fair value of unevaluated properties, all net of expected income tax effects. There was no write-down in 1999 or 2000. At December 31, 1998, we recognized a non-cash write-down of oil and gas properties in the amount of $129.8 million pre-tax or $84.4 million after tax pursuant to this ceiling limitation. The write-down was primarily the result of the decline in crude oil prices and the impairment of unevaluated properties due primarily to the failure of five non-commercial exploratory wells.

         We incurred net losses of $5.9 million, $6.8 million and $90.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. The 1998 loss includes a non-cash write-down of $129.8 million pre-tax. The write-down of oil and gas properties reduced the temporary differences included in deferred tax liabilities resulting in an income tax benefit of $45.4 million and a write-down after taxes of $84.4 million.

ACCOUNTING POLICIES AND DEVELOPMENT STAGE ACCOUNTING

         The consolidated financial statements as of December 31, 2000 and 1999 and notes thereto included in this document have been prepared in accordance with generally accepted accounting principles in the United States.

         Our exploration and development activities have not generated a substantial amount of revenue, thus requiring the financial statements to be presented as a development stage enterprise. Accumulated losses are presented on the balance sheet as "Deficit accumulated during the development stage." The income statement presents revenues and expenses for each period presented and also a cumulative total of both amounts from our inception. Period-to-period comparisons of such results and certain financial data may not be meaningful or indicative of future results. In this regard, our future results will be highly dependent upon the success of our Guaduas Oil Field operations. The statement of cash flows presents inflows and outflows for each period presented and from our inception. In addition, the Notes to Consolidated Financial Statements are required to identify the enterprise as development stage.

         We follow the full-cost method of accounting for oil and natural gas properties. Under this method, all costs incurred in the acquisition, exploration and development of oil and gas properties, including unproductive wells, are capitalized in separate cost centers for each country. Such capitalized costs include contract and concession acquisition, geological, geophysical and other exploration work, drilling, completing and equipping oil and gas wells, constructing production facilities and pipelines, and other related costs. We capitalized general and administrative costs of $0.21 million, $0.34 million, and $0.34 million in 2000, 1999, and 1998, respectively. We capitalized interest of $13.2 million and $13.8 million in 2000 and 1999, respectively.

         The capitalized costs of oil and gas properties in each cost center are amortized on the composite units of production method based on future gross revenues from proved reserves. Sales or other dispositions of oil and gas properties are normally accounted for as adjustments of capitalized costs. Gain or loss is not recognized in income unless a significant portion of a cost center's reserves are involved. Capitalized costs associated with the acquisition and evaluation of unproved properties are excluded from amortization until it is determined whether proved reserves can be assigned to such properties or until the value of the properties is impaired. If the net capitalized costs of oil and gas properties in a cost center exceed an amount equal to the sum of the present value of estimated future net revenues from proved oil and gas reserves in the cost center and the lower of cost or fair value of properties not being amortized, both adjusted for income tax effects, such excess is charged to expense.

TAXES

         Our net income, as defined under Colombian law, from Colombian sources is subject to Colombian corporate income tax at a rate of 35%. An additional remittance tax is imposed upon remittance of profits abroad at a rate of 7%.

         During 2000, we were also subject to income taxes in Canada and the United States, where the statutory rates were 45% and 35% respectively. We had United States income tax expense of $0.04 million in 2000 and $0.06 million in 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PARTICIPATION IN THE SERIES B NOTE OFFERING

         Four parties who are closely related to Seven Seas purchased notes in our July 23, 2001 $22.5 million Series B note offering to certain qualified investors. If the proceeds of this rights offering are not sufficient to pay the full amount of the Series B notes, the Series B noteholders, including the four interested parties, will receive Series A notes and warrants identical to those available in this rights offering in exchange for their Series B notes.


         Robert A. Hefner, our Chairman and Chief Executive Officer, purchased $15.0 million of the Series B notes. If none of our shareholders exercise their rights in this rights offering, Mr. Hefner will receive warrants to purchase 13.33% of our common stock in exchange for his $15.0 million short-term investment. Mr. Hefner has agreed that if, upon completion of the rights offering and the exchange of any remaining Series B notes for Series A notes, he does not hold at least $10.0 million of the Series A notes, he will purchase, at Chesapeake's option, exercisable for a period of 15 days after the rights offering, to require him to purchase from Chesapeake an amount of the Chesapeake note, and a related portion of the warrants, equal to the difference between $10.0 million and the dollar amount of the Series A notes he holds.


         Petroleum Properties Management Company, L.L.C. purchased $2,360,000 of the Series B notes and, subsequently, assigned its note to Egolf Family Limited Partnership. Brian F. Egolf, one of our independent directors, is a 40% limited partner of Egolf Family Limited Partnership. Petroleum Properties Management Company is controlled by Mr. Egolf's father. Mr. Egolf is a member of our Audit Committee and Compensation Committee, and has been a director since 1996.

         Dr. James R. Schlesinger purchased $240,000 of the Series B notes. Dr. Schlesinger is an independent director and has been a member of our board since 1999.


         Fuller Family Investments, A Limited Partnership purchased $200,000 of the Series B notes. Gary F. Fuller is a member of our Executive Committee and Compensation Committee, and has been a director since 1997.


OTHER RELATED TRANSACTIONS

         On November 1, 1997, Larry A. Ray our current President and Chief Operating Officer, obtained a $200,000 loan from us. This loan bears a 6.06% interest rate and is due November 1, 2002. We recognized interest income of $12,000 in 2000, 1999 and 1998, respectively.

         Our Chairman and Chief Executive Officer, Mr. Robert A. Hefner III, beneficially owns 100% of The GHK Company LLC. Effective July 1, 1997, we have entered into an administrative service agreement with The GHK Company LLC. We recognized $21,000, $21,000 and $28,000 of such expenses in 2000, 1999 and 1998, respectively. In addition, The GHK Company LLC pays certain miscellaneous costs incurred on our behalf. We reimbursed The GHK Company LLC $23,000, $31,000 and $0.1 million in 2000, 1999 and 1998, respectively, for such costs.


         Mr. Hefner owns 100% of the shares of The Glebe Group, Inc. (formerly, The GHK Corporation). The Glebe Group, Inc. owns an executive aircraft, which Mr. Hefner and other of our executives and employees use for certain business travel. We have entered into an agreement with The Glebe Group, Inc. under which we pay The Glebe Group, Inc. the lesser of the cost of a first class airline ticket or the total actual expenses for each specific flight. The Company had $24,000, $57,000 and $31,000 in expenditures for such air travel during 2000, 1999 and 1998, respectively.


         McAfee & Taft A Professional Corporation serves as our corporate counsel. Gary F. Fuller is a shareholder of McAfee & Taft and has been a member of our board of directors since 1997. We incurred expenses from McAfee & Taft in the amounts of $499,340, $267,368 and $45,955 in 2000, 1999 and 1998,
respectively.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Section 7.03 of Seven Seas' Articles of Association provides the following:


         "Subject to the Companies Law of the Cayman Islands, the Company shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or such body corporate, if:


         (a) he acted honestly and in good faith with a view to the best interests of the Company; and


         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful."

         We maintain director's and officer's insurance.

         To the extent these provisions allow directors, officers or control persons to be indemnified for liabilities arising under the Securities Act of 1933, we have been informed that, in the opinion of the Securities and Exchange Commission, this kind of indemnification is against public policy as expressed in the act and is therefore unenforceable.

                        MARKET PRICE OF OUR COMMON SHARES


         Our common stock has been listed on the American Stock Exchange under the symbol "SEV" since January 9, 1998. The following table summarizes the high and low sales prices as reported on the American Stock Exchange for the periods listed below.


                             AMERICAN STOCK EXCHANGE


                                                                         HIGH        LOW
                                                                       --------    --------
                   1999
                   First Quarter...................................    $   9.25    $   3.56
                   Second Quarter..................................        5.13        2.50
                   Third Quarter...................................        4.19        2.50
                   Fourth Quarter..................................        3.19        1.50
                   2000
                   First Quarter...................................    $   3.19        1.69
                   Second Quarter..................................        2.06        0.94
                   Third Quarter...................................        3.88        1.00
                   Fourth Quarter .................................        3.88        0.81
                   2001
                   First Quarter...................................    $   3.60    $   1.38
                   Second Quarter..................................        3.29        2.10
                   Third Quarter ..................................        2.98        1.30



         As of October 8, 2001, we had approximately 668 shareholders of record. We have never declared or paid cash dividends on our common stock. We expect to retain all earnings in the foreseeable future for the development of our business.

                              PLAN OF DISTRIBUTION


         On or after October ___, 2001, we will distribute copies of this prospectus to all holders of record of our common stock as of October 8, 2001. If you want to exercise some or all of your rights, you must complete and submit the subscription certificate included with to this prospectus and provide payments for the notes and accompanying warrants before November ___, 2001. Please read the instructions on page 14 for more information on how to exercise your rights. Our common stock is listed on the American Stock Exchange under the symbol "SEV." We do not plan to list the rights, notes or warrants on any stock exchange, and we have no way of knowing whether a market will develop or be maintained for these securities.


                         INDEPENDENT PUBLIC ACCOUNTANTS

         The consolidated financial statements as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000, and for the period from inception (February 3, 1995) to December 31, 2000, included in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

                               PETROLEUM ENGINEERS


         Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof as of December 31, 2000, included in this prospectus and in the notes to the financial statements of Seven Seas have been prepared by Ryder Scott Company Petroleum Consultants, independent engineers.


                                  LEGAL MATTERS


         The validity of the issuance of the securities offered hereby will be passed upon by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma, as to matters of Oklahoma law, and by Walkers, Attorneys-at-Law, Grand Cayman, Cayman Islands, as to matters of Cayman Islands law.


                          TRANSFER AGENT AND REGISTRAR


         The transfer agent and registrar for our common stock is Computershare Trust Company of Canada (f/k/a Montreal Trust Company of Canada).


                       WHERE YOU CAN FIND MORE INFORMATION


         We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Madison 14th Floor, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at http://www.sec.gov. You may also inspect those reports, proxy statements and other information concerning Seven Seas at the offices of the American Stock Exchange on which exchange our common stock is currently listed.


         We have filed a registration statement on Form S-2 with the SEC to register the securities offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits thereto.

         We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. The date of this prospectus can be found on the first page. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are incorporated herein by reference and made a part hereto:


         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.



         o all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2000, including our Quarterly Reports on Form 10-Q filed for the periods ended March 31, 2001 and June 30, 2001 and our Current Report on Form 8-K filed on January 31, 2001 and our Current Report on Form 8-K filed on July 11, 2001 as amended on our Form 8K/A filed on July 18, 2001.


         We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this prospectus incorporates). Contact: Seven Seas Petroleum, Inc., 5555 San Felipe, Suite 1700, Houston, Texas 77056, Attention: Mr. Bryan Sanchez, Investor Relations (telephone: 713-622-8218).

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         From time to time, we may make certain statements that provide shareholders and the investing public with "forward-looking" information. These forward-looking statements are subject to numerous risks and uncertainties, including those identified in "Risk Factors" and the factors discussed elsewhere in this prospectus and our other filings with the Securities and Exchange Commission and Canadian securities regulatory authorities. Words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," "plan," "project" and similar expressions are intended to identify forward-looking statements.


         These risks and uncertainties could cause actual results or events to differ materially from historical results or those anticipated. Forward looking statements may include, but are not limited to, statements concerning any or all of the following:

         o        benefits or effects of the continuation;

         o estimates of current and future results of operations, financial position and reserves;

         o        the timing and commencement of wells and development plans;

         o        drilling results as indicated by log analysis;

         o        future capacity under our credit arrangements;

         o        future capital expenditures; and

         o        liquidity requirements.

         We caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                          GLOSSARY OF OIL AND GAS TERMS

         The definitions set forth below shall apply to the indicated terms as used in this document.

         Bbls means barrels.

         Commerciality means the decision by Ecopetrol on whether to participate in the development of the field.

         Completion means the well has been drilled and tested and it has been determined that the well is capable of producing in paying quantities, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         Ecopetrol means Empresa Colombiana de Petroleos, the Colombian national oil company.

         Exploratory well means a well drilled to find and produce oil and gas reserves in an unproved area, to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir, or to extend a known reservoir.

         Formation means a succession of sedimentary beds that were deposited continuously and under the same general conditions. A formation may consist of one type of rock or of alterations of types.

         Fractures means openings in the underground channels in hydrocarbon-bearing formations.

         Gravity or API Gravity means an indication of density of crude oil or other liquid hydrocarbons measured in degrees on the American Petroleum Institute scale relative to the specific gravity scale. The higher the API gravity measure, the lighter the compound. For example, asphalt has an API gravity of 8, and gasoline has an API gravity of 50.

         MBbls means one thousand barrels.

         MBOE means one thousand barrels of oil equivalent.

         MMcf means one million cubic feet of natural gas.

         Permeability means the measure of resistance offered by rock to the movement of fluids through it.

         Productive well means a well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Proved developed reserves means those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         Proved reserves means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         Reservoir means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



Condensed Consolidated Balance Sheets as of June 30, 2001 (Unaudited) and
     December 31, 2000 .............................................................................     F-1

Condensed Consolidated Statements of Operations and Accumulated Deficit for the
     six months and three months ended June 30, 2001 and 2000 and the Cumulative
     Total from Inception (February 3, 1995) to June 30, 2001 (Unaudited) ..........................     F-2

Condensed Consolidated Statements of Cash Flows for the six months ended June
     30, 2001 and 2000 and the Cumulative Total from Inception (February 3,
     1995) to June 30, 2001 (Unaudited) ............................................................     F-3

Notes to Condensed Consolidated Financial Statements (Unaudited) ...................................     F-4

Report of Independent Public Accountants ...........................................................     F-8

Consolidated Balance Sheets as of December 31, 2000 and 1999 .......................................     F-9

Consolidated Statements of Operations and Accumulated Deficit for the years ended December 31, 2000, 1999 and 1998; and the Cumulative Total from inception (February 3, 1995) to
     December 31, 2000 .............................................................................     F-10

Consolidated Statements of Stockholders' Equity for the Period
     from Inception (February 3, 1995) through December 31, 2000 ...................................     F-11

Consolidated Statements of Cash Flows for the years ended December 31, 2000,
     1999 and 1998, and the cumulative total from inception (February 3, 1995) to December 31, 2000      F-12

Notes to Consolidated Financial Statements .........................................................     F-13

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                       JUNE 30,     DECEMBER 31
                                                                                         2001           2000
                                                                                     -----------    -----------
                                                                                     (UNAUDITED)
                                ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                       $     7,709    $  12,128
     Short-term investments                                                                   --        1,168
     Restricted short-term investments                                                        --        6,734
     Accounts receivable                                                                   1,921        7,297
     Interest Receivable                                                                      --           55
     Prepaids and other                                                                      131          181
     Inventory                                                                               983          563
                                                                                     -----------    ---------
Total Current Assets                                                                      10,744       28,126

Note receivable from related party                                                           215          215
Land                                                                                       1,071        1,071
Evaluated oil and gas properties,  full-cost method,  net of accumulated
depletion of $2,645 at June 30, 2001 and $1,497 at December 31, 2000                     133,244      115,609
Unevaluated oil and gas properties, full-cost method                                     105,542      105,535
Fixed assets, net of accumulated depreciation of $1,251 at June 30, 2001
     and $1,054 at December 31, 2000                                                         708          840
Other assets, net of accumulated amortization of $1,978 at June 30, 2001
     and $1,675 at December 31, 2000                                                       2,718        2,680
                                                                                     -----------    ---------
TOTAL ASSETS                                                                         $   254,242    $ 254,076
                                                                                     ===========    =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                                     $6,221       $6,896
     Interest payable                                                                      1,739        1,719
     Other accrued liabilities                                                                --           89
                                                                                     -----------    ---------
Total Current Liabilities                                                                  7,960        8,704

Long-term debt                                                                           113,000      110,000
Deferred income taxes                                                                     24,703       24,703

STOCKHOLDERS' EQUITY
Share capital -

   Authorized 200,000,000 shares par value $0.001 per share, of which 150,000,000 shares are designated as ordinary shares and 50,000,000 may be designated by the board of directors; 37,858,501 ordinary shares issued and outstanding at
   June 30, 2001 and 37,836,420 ordinary shares issued and outstanding at
   December 31, 2000                                                                     225,866      225,807
Deficit accumulated during development stage                                            (117,287)    (115,138)

Treasury stock: 29 shares held at June 30, 2001 and December 31, 2000                         --           --
                                                                                     -----------    ---------
Total Stockholders' Equity                                                               108,579      110,669
                                                                                     -----------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $   254,242    $ 254,076
                                                                                     ===========    =========



         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)
     CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                  (Unaudited; In thousands, except share data)



                                                                                                                    TOTAL FROM
                                                                                                                    INCEPTION
                                                    SIX MONTHS ENDED JUNE 30,     THREE MONTHS ENDED JUNE 30,      (FEBRUARY 3,
                                                  ----------------------------    ----------------------------       1995) TO
                                                      2001            2000            2001            2000        JUNE 30, 2001
                                                  ------------    ------------    ------------    ------------    -------------
REVENUES
  Crude oil sales .............................   $      4,611    $         16    $      1,217    $         --    $     12,533
  Interest income .............................            400           1,006             158             454          10,316
                                                  ------------    ------------    ------------    ------------    ------------
                                                         5,011           1,022           1,375             454          22,849
EXPENSES
  Oil and gas operating expenses ..............          2,106             954           1,074             352           9,311
  Depletion, depreciation and amortization ....          1,423             513             509             252           5,948
  Interest expense ............................            385              --             201              --             943
  General and administrative ..................          3,111           3,733           1,608           1,280          40,051
  Writedown of proved oil & gas properties ....             --              --              --              --         129,789
  Loss on sale of exploration properties ......             --              --              --              --             124
  Dry hole and abandonment costs ..............             --              --              --              --           1,145
  Geological and geophysical ..................             --              --              --              --              47
  Other expense ...............................            135             157              66             100             123
                                                  ------------    ------------    ------------    ------------    ------------
                                                         7,160           5,357           3,458           1,984         187,481
NET LOSS BEFORE INCOME TAXES
  AND MINORITY INTEREST .......................         (2,149)         (4,335)         (2,083)         (1,530)       (164,632)
INCOME TAX BENEFIT ............................             --              --              --              --          45,616
                                                  ------------    ------------    ------------    ------------    ------------
NET LOSS BEFORE MINORITY INTEREST .............         (2,149)         (4,335)         (2,083)         (1,530)       (119,016)
MINORITY INTEREST .............................             --              --              --              --           1,729
                                                  ------------    ------------    ------------    ------------    ------------
NET LOSS ......................................         (2,149)         (4,335)         (2,083)         (1,530)       (117,287)
                                                  ------------    ------------    ------------    ------------    ------------
DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE, beginning of
  Period ......................................       (115,138)       (109,231)       (115,204)       (112,036)             --
                                                  ------------    ------------    ------------    ------------    ------------
DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE, end of period ............   $   (117,287)   $   (113,566)   $   (117,287)   $   (113,566)   $   (117,287)
                                                  ============    ============    ============    ============    ============
BASIC AND DILUTED NET LOSS PER
  COMMON SHARE ................................   $      (0.06)   $      (0.11)   $      (0.06)   $      (0.04)   $      (4.08)
                                                  ============    ============    ============    ============    ============
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING ..........................     37,846,409      37,834,431      37,856,073      37,834,431      28,798,909
                                                  ============    ============    ============    ============    ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited; In thousands)


                                                                                                             CUMULATIVE
                                                                                                             TOTAL FROM
                                                                                                              INCEPTION
                                                                                                            (FEBRUARY 3,
                                                                               SIX MONTHS ENDED JUNE 30,      1995) TO
                                                                              --------------------------      JUNE 30,
                                                                                 2001           2000            2001
                                                                              -----------    -----------    ------------
  OPERATING ACTIVITIES
       Net loss                                                               $    (2,149)   $    (4,335)   $   (117,287)
       Add (subtract) items not requiring (providing) cash:
       Compensation expense                                                            --             --           2,140
       Minority interest                                                               --             --          (1,729)
       Common stock contribution to 401(k) retirement plan                             --             --              79
       Depletion, depreciation and amortization                                     1,423            513           5,953
       Writedown of proved oil & gas properties                                        --             --         129,789
       Loss on sale of exploration properties                                          --             --             124
       Dry hole and abandonment costs                                                  --             --           1,140
       Gain on sale of marketable securities                                           --             --              (6)
       Loss on sale of fixed assets                                                    --             --               2
       Deferred income tax benefit                                                     --             --         (45,756)
       Amortization of investments                                                   (141)          (476)         (2,279)
       Changes in  working  capital  excluding  changes to cash and cash equivalents:
          Accounts receivable                                                       5,376          3,457             341
          Interest receivable                                                          55            198              --
          Inventory                                                                  (195)            --            (962)
          Prepaids and other, net                                                      50            132            (131)
          Accounts payable                                                           (932)        (4,430)          3,671
         Other accrued liabilities and other                                          208            743           1,104
                                                                              -----------    -----------    ------------
  Cash Flow Provided by (Used in) Operating Activities                              3,695         (4,198)        (23,807)
                                                                              -----------    -----------    ------------
  INVESTING ACTIVITIES
       Exploration of oil and gas properties                                      (18,810)       (11,982)       (140,113)
       Purchase of land                                                                --             --          (1,264)
       Purchase of investments                                                         --         (1,454)        (39,469)
       Proceeds from acquisition                                                       --             --             630
       Net proceeds from sale of property                                              --             --             997
       Proceeds from sale of marketable securities                                     --             --              50
       Proceeds from sale of investments                                            8,043          6,875          41,748
       Notes receivable from employees                                                 --            220            (215)
       Other asset additions                                                         (406)           (70)         (2,571)
                                                                              -----------    -----------    ------------
  Cash Flow Used in Investing Activities                                          (11,173)        (6,411)       (140,207)
                                                                              -----------    -----------    ------------
  FINANCING ACTIVITIES
       Proceeds from special warrants issued                                           --             --          12,393
       Proceeds from share capital issued                                              59              2          15,527
       Proceeds from additional paid-in capital contributed                            --             --               1
       Proceeds from issuance of long-term debt                                     3,000             --         138,000
       Costs of issuing long-term debt                                                 --             --          (5,821)
       Contributions by minority interest                                              --             --          11,623
                                                                              -----------    -----------    ------------
  Cash Flow Provided by Financing Activities                                        3,059              2         171,723
                                                                              -----------    -----------    ------------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (4,419)       (10,607)          7,709
  Cash and cash equivalents, beginning of period                                   12,128         22,447              --
                                                                              -----------    -----------    ------------
  CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $     7,709    $    11,840    $      7,709
                                                                              ===========    ===========    ============

Supplemental disclosures of cash flow information:

The Company incurred interest costs of $7.0 million and $6.9 million for the six-month periods ended June 30, 2001 and 2000, respectively, and $6.6 million and $6.9 million was capitalized during the respective periods.

Cash paid for interest for each of the six-month periods ended June 30, 2001 and 2000 was $7.0 million and $6.9 million, respectively.

The Company paid zero for estimated income taxes during each of the six-month periods ended June 30, 2001 and 2000.

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1. BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements of Seven Seas Petroleum Inc. and Subsidiaries (collectively the "Company" or "Seven Seas") have been prepared in accordance with instructions to Form 10-Q as prescribed by the United States Securities and Exchange Commission (the "SEC"). In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the information in the accompanying unaudited condensed consolidated financial statements have been included. Interim period results are not necessarily indicative of the results of operations or cash flows for a full year period. The unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.


2. DEVELOPMENT STAGE OPERATIONS:

     Seven Seas Petroleum Inc. (a Cayman Islands exempted company limited by shares, formerly a Yukon Territory, Canada corporation) was formed on February 3, 1995. Seven Seas is a development stage enterprise engaged in the exploration, development and production of oil and natural gas in Colombia. Accumulated losses are presented on the condensed consolidated balance sheets as "Deficit accumulated during development stage." The condensed consolidated statements of operations and accumulated deficit present revenues and expenses for each period presented as well as cumulative totals from inception. Period-to-period comparisons of such results and certain financial data may not be meaningful or indicative of future results. In this regard, future results of Seven Seas will be highly dependent upon the success of its Guaduas Oil Field operations. The condensed consolidated statements of cash flows presents inflows and outflows for each period presented and from inception. In addition, these notes to the condensed consolidated financial statements are required to identify the Company as a development stage enterprise.

     The Company is the operator of an oil discovery, known as the "Guaduas Oil Field," which is located in an area defined by the Rio Seco and Dindal association contracts covering a total of approximately 109,000 contiguous acres in central Colombia. The Company owns a 57.7% working interest in these two association contracts before participation by Empresa Colombiana de Petroleos ("Ecopetrol"), the Colombian national oil company. The Company's principal assets, its interests in the association contracts, are in the early stage of exploration and development.

     As of June 30, 2001, the Company has spent $242.2 million to acquire and $92.8 million to delineate the reserve potential of the Guaduas Oil Field. The Company has participated in the drilling of fifteen wells within the Dindal and Rio Seco association contract areas, eight of which are classified as oil and gas wells. Five of the fifteen did not produce commercial amounts of oil and gas during testing, one is currently being drilled and another remains to be tested. As of June 30, 2001, the Guaduas Oil Field had produced a cumulative volume of approximately 1.8 million (0.7 million net to Seven Seas) barrels of oil.

     Since inception through June 30, 2001, the Company incurred cumulative losses of $117.3 million and, because of its continued exploration and development activities, expects that it will continue to incur losses and that its accumulated deficit will increase until production from the Guaduas Oil Field occurs in quantities sufficient to cover expenses.

3. CAPITAL AVAILABILITY AND LIQUIDITY:

    The Company's sources of cash for the remainder of 2001 will come from Guaduas Oil Field operating cash flows and a $45 million financing, recently closed on July 24, 2001 that provided estimated net proceeds of $43.6 million (the "Financing"). Chesapeake Energy Corporation ("Chesapeake") purchased $22.5 million of 12% senior secured notes with detachable warrants to purchase approximately 12.6 million shares of Seven Seas common stock at an exercise price of approximately $1.78 per share. A group of qualified investors led by Robert A. Hefner III, the Chairman and Chief Executive Officer of Seven Seas, purchased $22.5 million of 12% Series B senior secured notes. The Company will file a registration statement as soon as possible with the SEC for a shareholders rights offering for the sale of $22.5 million of 12% senior secured notes with detachable warrants to purchase approximately 12.6 million shares of Seven Seas common stock. Proceeds from the rights offering will be used to redeem the $22.5 million Series B senior secured notes sold to the qualified investor group. The details concerning an offer to shareholders will be set forth in the registration statement. See Note 5 for additional details on the financing.

     The Company's planned capital requirements for the remainder of 2001 and 2002 are approximately $42 million dollars. The only other significant use of cash beyond oil and gas operations expense and general and administrative expense is the $6.9 million semi-annual interest payments on the $110 million senior notes. Planned capital spending for the 2001 and 2002 development and exploration programs is further described in Item 2. Management's Discussion and Analysis of Financial Condition.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition.
     The Company records as revenue only that portion of production sold and allocable to its ownership interest in the related property.

     Beginning late in the fourth quarter of 2000, Ecopetrol elected to not take their 20% royalty share of crude oil production. As of June 30, 2001, the Company has recognized a liability of $1,312,000 based on the price received from the sale of approximately 73,328 barrels of Ecopetrol royalty oil. Discussions are in progress with Ecopetrol regarding taking their 20% royalty share production as well as making up royalty oil the Company has taken since the end of last year.


Inventory.
     Inventories consist primarily of goods used in the Company's operations and crude oil. Goods are stated at the lower of average cost or market.

     During the quarter ended June 30, 2001, crude oil inventories increased by 48,200 barrels to 52,700 barrels as compared to 4,500 barrels as of March 31, 2001. The inventory build-up was primarily attributable to pipeline fill and inventory in transit. Crude oil inventory is valued at $420,000 based on the average cost of production for the most recent quarter. Such cost includes lifting costs and depletion.

5. LONG-TERM DEBT:

     As of July 23, 2001, the Company completed the first two parts of a three-part, $45 million financing (the "Financing") to fund its 2001-2002 business plan. Chesapeake purchased $22.5 million of senior secured notes with detachable warrants to purchase 12,612,140 shares of Seven Seas common stock at approximately $1.78 per share. The Chesapeake notes will bear interest at 12% per annum, compounded quarterly, and interest will be accrued for the first two years. Principal and accrued interest will be due at maturity on November 7, 2004. After all the transactions contemplated in the Company's three-part financing are completed, Chesapeake will have warrants to purchase 20% of the Company's common stock. Pursuant to an exception granted by the American Stock Exchange at the request of the Company, the Company was not required to obtain shareholder approval prior to issuing the warrants.

     Also as of July 23, 2001, a group of qualified investors led by Robert A. Hefner III, the Company's Chairman and Chief Executive Officer, purchased $22.5 million of Series B secured notes. Mr. Hefner purchased $15 million of these notes, and two of the Company's independent directors participated as well. A limited liability company controlled by the father of a third independent director also participated. Because of Mr. Hefner's participation in the Series B notes offering, and the potential conflicts of interest, the Company's board of directors decided that the Company should offer all of its shareholders the right to participate in the financing.

     As the final part of its three-part financing, Seven Seas will offer to current shareholders, in the form of a rights offering, $22.5 million of Series A senior secured notes with detachable warrants to purchase 12,612,140 shares at approximately $1.78 per share. If all of the Company's shareholders exercise their rights to purchase the Series A notes, they will receive warrants to purchase 20% of the Company's common stock.

     Proceeds from the rights offering will be used to redeem the Series B secured notes sold to Mr. Hefner and the qualified investors. Any Series A senior secured notes with warrants not purchased in the rights offering will be exchanged for the remaining Series B secured notes owned by Mr. Hefner and the other qualified investors. If, after closing of the rights offering, Mr. Hefner does not hold at least $10 million of Series A notes, he has granted Chesapeake an option to require him to purchase from Chesapeake an amount of notes and a proportionate share of the warrants equal to the difference between $10 million and the amount of notes Mr. Hefner acquired through the rights offering. If Mr. Hefner purchases $10 million of notes in the aggregate, he would acquire warrants to purchase 5,605,397 shares or 8.89% of the Company, or 14.81% of the current number of shares outstanding.

     Pursuant to the Company's agreement with Chesapeake, $15 million of the total proceeds from the first two parts of the financing were escrowed for the drilling of an exploration well to test the Subthrust Dindal Prospect, located below the Guaduas Oil Field. Additionally, for the first two years or until the Chesapeake senior secured notes are redeemed, if the redemption occurs before July 23, 2003, the Company will escrow monthly 1/6 of its semi-annual $6.9 million interest payment on its $110 million senior notes.

     The note covenants preclude the Company from incurring additional indebtedness in excess of $1,000,000 excluding trade debt incurred in the ordinary course of business. Also, as a condition to Chesapeake participating in the Financing, the Company agreed to secure payment of the Chesapeake notes, the Series A notes and the Series B notes by pledging to Chesapeake, as collateral agent, all of the Company's right, title and interest in and to all of the capital stock and equity of the subsidiaries of the Company and all dividends, distributions, proceeds and products thereof or therefrom.

     Additional information on the Financing is available on the Company's Form 8-K filed with the SEC on July 18, 2001.

     On July 24, 2001, the Stillwater National Bank outstanding note balance of $3.0 million plus accrued interest of $11,033 was paid off using a portion of the proceeds from the Financing, and the December 2000 $10 million loan agreement with Stillwater National Bank and Trust Company, N.A. was terminated.


6. COMMITMENTS AND CONTINGENCIES:

     The landowner of the El Segundo 1 surface location filed a lawsuit to cancel the Company's surface lease. The Company responded to this claim on November 4, 1999, and has vigorously defended this claim. Examinations regarding the claim were held in September 2000, and the probatory stage of the matter was closed on March 21, 2001. The Company is waiting on the Court's decision regarding the final allegations that were presented on April 16, 2001. Our Colombian legal counsel, Gamba, Barrera, Arriaga y Asociados, has advised the Company that, on the basis of the claims asserted, it is unlikely that it will lose the lawsuit.

     Seven Seas and one of its officers and directors, Robert A. Hefner III, has been sued by four former Seven Seas officers and directors in DeCort, et al. v. Seven Seas Petroleum Inc., et al., Cause No. 2000-50498, District Court of Harris County, Texas, 133rd Judicial District. Plaintiffs recently dismissed from the case Larry A. Ray, a current officer and director, and Breene M. Kerr, a former director. Plaintiffs allege that Seven Seas failed to obtain extensions of time in which plaintiffs could exercise certain stock options granted to them, and that the defendants induced them to enter into separation agreements with Seven Seas that they would not have entered into but for Seven Seas' agreement to obtain an extension of the time for plaintiffs to exercise their stock options. The plaintiffs filed the case October 2, 2000, seeking damages in excess of $13 million. The Company has responded, denying plaintiffs' allegations and the case is in the process of discovery. The Company has filed a counterclaim against two plaintiffs for breaching their fiduciary duties in connection with certain employment agreements that they caused the Company to enter into. A mediation meeting occurred on May 1, 2001, but no settlement was reached. A trial is scheduled for late August 2001.


7. NEW ACCOUNTING PRONOUNCEMENTS:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS 133 as of January 1, 2001, did not have any significant effect on the Company's financial statements.


8. OPERATIONS BY GEOGRAPHIC AREA:

     The Company has one operating and reporting segment. Information about the Company's operations for the six months ended June 30, 2001 and 2000 by geographic area is shown below (In thousands):


                                                                                           OTHER
                                                                UNITED                    FOREIGN
                                                   CANADA       STATES      COLOMBIA       AREAS        TOTAL
                                                  ---------    ---------    ---------    ---------    ---------
Six-months ended June 30, 2001
Revenues ......................................   $     226    $       6    $   4,779    $      --    $   5,011
Operating Income(Loss) ........................      (1,873)      (1,256)       1,009          (29)      (2,149)
Capital Expenditures ..........................          --           65       12,191           --       12,256
Identifiable Assets ...........................      50,360          644      203,197           41      254,242
Depletion, Depreciation and Amortization ......         303          143          977           --        1,423

Six months ended June 30, 2000
Revenues ......................................   $     974    $       6    $      42    $      --    $   1,022
Operating Income (Loss) .......................        (217)      (1,370)      (2,734)         (14)      (4,335)
Capital Expenditures ..........................          --           70        3,503           --        3,573
Identifiable Assets ...........................      60,710          900      189,768           81      251,459
Depletion, Depreciation and Amortization ......         303          160           50           --          513

Three-months ended June 30, 2001
Revenues ......................................   $      82    $       3    $   1,290    $      --    $   1,375
Operating Income (Loss) .......................      (1,047)        (673)        (347)         (16)      (2,083)
Capital Expenditures ..........................          --           28        4,212           --        4,240
Identifiable Assets ...........................      50,360          644      203,197           41      254,242
Depletion, Depreciation and Amortization ......         151           73          285           --          509

Three-months ended June 30, 2000
Revenues ......................................   $     442    $       3    $       9    $      --    $     454
Operating Income (Loss) .......................        (219)        (591)        (716)          (3)      (1,529)
Capital Expenditures ..........................          --           39        2,411           --        2,450
Identifiable Assets ...........................      60,710          900      189,768           81      251,459
Depletion, Depreciation and Amortization ......         151           79           22           --          252

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Seven Seas Petroleum Inc.:

We have audited the accompanying consolidated balance sheets of Seven Seas Petroleum Inc. (a Cayman Islands company in the development stage, formerly a Yukon Territory Canada corporation, see Note 1) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and accumulated deficit, stockholders' equity, and cash flows for the years ended December 31, 2000, 1999 and 1998 and for the period from inception (February 3, 1995) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seven Seas Petroleum Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended 2000, 1999 and 1998 and for the period from inception to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, is highly dependent on cash flows from a single production area that has a limited history and may have to seek additional financing to meet its existing commitments and operating needs. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 30, 2001

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                       2000          1999
                                                                    ----------    ----------
                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents .....................................   $   12,128    $   22,447
  Short-term investments ........................................        1,168            --
  Restricted short-term investments .............................        6,734        13,312
  Accounts receivable ...........................................        7,297         9,821
  Interest receivable ...........................................           55           243
  Inventory .....................................................          563           764
  Prepaids and other ............................................          181           288
                                                                    ----------    ----------
                                                                        28,126        46,875

Note receivable from related party ..............................          215           435
Restricted long-term investments ................................           --         6,391
Land ............................................................        1,071         1,065
Evaluated oil and gas properties, full-cost method, net of
  accumulated depletion of $1,497 at December 31, 2000 and $764 at
  December 31, 1999 .............................................      115,609        96,244
Unevaluated oil and gas properties, full-cost method ............      105,535       105,725
Fixed assets, net of accumulated depreciation of $1,054 at
  December 31, 2000 and $669 at December 31, 1999 ...............          840         1,060
Other assets, net of accumulated amortization of $1,675 at
  December 31, 2000 and $1,068 at December 31, 1999 .............        2,680         3,287
                                                                    ----------    ----------
          TOTAL ASSETS ..........................................   $  254,076    $  261,082
                                                                    ==========    ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ..............................................   $    6,896    $    7,917
  Interest payable ..............................................        1,719         1,719
  Other accrued liabilities .....................................           89            78
                                                                    ----------    ----------
                                                                         8,704         9,714

Long-term debt ..................................................      110,000       110,000
Deferred income taxes ...........................................       24,703        24,794

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY
Share capital--
  Authorized unlimited common shares par value $0.001 per share;
     37,836,420 and 37,833,420 issued and outstanding at
     December 31, 2000 and 1999, respectively ...................      225,807       225,805
  Deficit accumulated during development stage ..................     (115,138)     (109,231)

  Treasury stock; 29 shares held at December 31, 2000 and
     1999 .......................................................           --            --
                                                                    ----------    ----------
          Total Stockholders' Equity ............................      110,669       116,574
                                                                    ----------    ----------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............   $  254,076    $  261,082
                                                                    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                           CUMULATIVE
                                                                                                           TOTAL FROM
                                                                                                           INCEPTION
                                                                                                          (FEBRUARY 3,
                                                                     YEAR ENDED DECEMBER 31,                1995) TO
                                                          --------------------------------------------    DECEMBER 31,
                                                              2000            1999            1998            2000
                                                          ------------    ------------    ------------    ------------
REVENUE
  Crude oil sales .....................................   $      4,632    $      2,261    $         16    $      7,922
  Interest income .....................................          1,802           3,052           3,781           9,916
                                                          ------------    ------------    ------------    ------------
                                                                 6,434           5,313           3,797          17,838
EXPENSES
  General and administrative ..........................          7,256           7,683           9,761          36,940
  Oil and gas operating expenses ......................          2,612           2,491             942           7,205
  Depletion, depreciation and
     amortization .....................................          1,729           1,825             674           4,525

  Interest expense ....................................            558              --              --             558
  Writedown of proved oil & gas
     properties .......................................             --              --         129,789         129,789
  Gain (loss) on sale of exploration
     properties .......................................             --             670            (577)            124
  Dry hole and abandonment costs ......................             --              --              --           1,145
  Geological and geophysical ..........................             --              --              --              47
  Other (income) expense ..............................            146             (36)            (97)            (12)
                                                          ------------    ------------    ------------    ------------
                                                                12,301          12,633         140,492         180,321
 NET LOSS  BEFORE  INCOME  TAXES  AND  MINORITY
  INTEREST ............................................         (5,867)         (7,320)       (136,695)       (162,483)
INCOME TAX PROVISION (BENEFIT) ........................             40              62         (45,718)        (45,616)
                                                          ------------    ------------    ------------    ------------
NET LOSS BEFORE MINORITY INTEREST .....................         (5,907)         (7,382)        (90,977)       (116,867)
MINORITY INTEREST .....................................             --             593             778           1,729
                                                          ------------    ------------    ------------    ------------
NET LOSS ..............................................         (5,907)         (6,789)        (90,199)       (115,138)
                                                          ------------    ------------    ------------    ------------
DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE, beginning of
  period ..............................................       (109,231)       (102,442)        (12,243)             --
                                                          ------------    ------------    ------------    ------------
DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE, end of period ....................   $   (115,138)   $   (109,231)   $   (102,442)   $   (115,138)
                                                          ============    ============    ============    ============
BASIC AND DILUTED NET LOSS PER COMMON
  SHARE ...............................................   $      (0.16)   $      (0.18)   $      (2.49)   $      (4.11)
                                                          ============    ============    ============    ============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING .........................................     37,835,780      37,861,984      36,203,713      28,044,604
                                                          ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   FOR THE PERIOD FROM INCEPTION (FEBRUARY 3, 1995) THROUGH DECEMBER 31, 2000
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  COMMON STOCK                PREFERRED STOCK
                                                                           --------------------------   ---------------------------
                                                            DATE              NUMBER        AMOUNT         NUMBER         AMOUNT
                                                    ---------------------  ------------  ------------   ------------   ------------
Issuance of common share to founder ..............  February 3, 1995                  1  $         --             --   $         --
Issuance of common shares to founder for cash ....  February 27, 1995           999,999            --             --             --
Issuance of common shares in a private
 placement for cash ($0.25 per share) ............  March 22, 1995            4,000,000         1,000             --             --
Issuance of common shares in private
 placements for cash ($0.75 per share): ..........  May 31, 1995              5,687,666         4,266             --             --
                                                    June 9, 1995                979,000           734             --             --
Issuance of common shares in settlement of
 agents' fees ($0.75 per share): .................  May 31, 1995                284,383           213             --             --
                                                    June 9, 1995                 48,950            37             --             --
Less: Common share issuance cost .................  May 31 - June 9, 1995            --          (250)            --             --
Issuance of common shares in connection with
 the May 5, 1995 amalgamation agreement with
 Rusty Lake Resources ($0.25 per share) ..........  June 29-30, 1995            680,464           170             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1995 .....................                           12,680,463         6,170             --             --
Issuance of special warrants in a brokered
 private placement for cash ($2.75 per warrant) ..  March 15, 1996                   --            --             --             --
Issuance of common shares to the Company's
 401(k) plan ($7.875 per share) ..................  April 29,1996                10,000            79             --             --
Purchase Treasury Stock ($8.00 per share) ........  June 26, 1996                    --            --             --             --
Exercise of stock options for cash ($.75 per
 share) ..........................................  Jan. - June 1996            305,000           229             --             --
Exercise of stock options for cash ($7.125
 per share) ......................................  April 29, 1996               10,000            71             --             --
Issuance of exchangeable preferred stock in
 connection with business combination
 ($9.125 per share) ..............................  July 26, 1996                    --            --      5,002,972         45,652
Issuance of special warrants in connection
 with business combination ($9.125 per warrant) ..  July 26, 1996                    --            --             --             --
Issuance of convertible special warrants in
 a brokered private placement for cash
 ($15.00 per warrant) ............................  October 16, 1996                 --            --             --             --
Exercise of stock options for cash ($.75 per
 share) ..........................................  July - December 1996        310,333           233             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1996 .....................                           13,315,796         6,782      5,002,972         45,652
Conversion of special warrants issued in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ..........  February 7, 1997         11,774,171       107,439             --             --
Conversion of the preferred shares in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ..........  February 7, 1997          5,002,972        45,652     (5,002,972)       (45,652)
Conversion of privately placed special
 warrants ($15.00 per warrant) ...................  February 7, 1997            500,000         7,013             --             --
Conversion of privately placed special
 warrants ($2.75 per warrant) ....................  February 7, 1997          2,000,000         5,096             --             --
Issuance of common shares in connection with
 the business combination ($18.55 per share) .....  March 5, 1997             1,000,000        18,550             --             --
Conversion of privately placed special
 warrants for cash ($3.50 per warrant) ...........  March 14, 1997            1,000,000         3,500             --             --
Exercise of stock options ($.75-- 10.90 per
 share) ..........................................  Jan. - Dec 1997             478,667         2,374             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1997 .....................                           35,071,606       196,406             --             --
Exercise of stock options ($.75-- $10.90 per
 share) ..........................................  Jan. - Dec. 1998            514,000         5,351             --             --
Conversion of debentures ($11.50 per share,
 $2.90 per warrant) ..............................  August 6, 1998            2,173,901        20,351             --             --
Exercise of warrants ($15.00 per share) ..........  August 12, 1998              18,913           339             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1998 .....................                           37,778,420       222,447             --             --
Expiration of warrants ...........................  February 5, 1999                 --         3,093             --             --
Stock issuance ($4.8125 per share) ...............  April 1, 1999                55,000           265             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 1999 .....................                           37,833,420  $    225,805             --   $         --
                                                                           ============  ============   ============   ============
Exercise of stock options ($.75 per share) .......  Jan. - Dec. 2000              3,000             2             --             --
Net loss .........................................                                   --            --             --             --
                                                                           ------------  ------------   ------------   ------------
BALANCE AT DECEMBER 31, 2000 .....................                           37,836,420  $    225,807             --   $         --
                                                                           ============  ============   ============   ============


                                                              SPECIAL WARRANTS               TREASURY STOCK
                                                         ---------------------------   --------------------------
                                                            NUMBER         AMOUNT         NUMBER        AMOUNT
                                                         ------------   ------------   ------------  ------------
Issuance of common share to founder ...............                --   $         --                           --
Issuance of common shares to founder for cash .....                --             --             --            --
Issuance of common shares in a private
 placement for cash ($0.25 per share) .............                --             --             --            --
Issuance of common shares in private
 placements for cash ($0.75 per share): ...........                --             --             --            --
                                                                   --             --             --            --
Issuance of common shares in settlement of
 agents' fees ($0.75 per share): ..................                --             --             --            --
                                                                   --             --             --            --
Less: Common share issuance cost ..................                --             --             --            --
Issuance of common shares in connection with
 the May 5, 1995 amalgamation agreement with
 Rusty Lake Resources ($0.25 per share) ...........                --             --             --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 1995 ......................                --             --             --            --
Issuance of special warrants in a brokered
 private placement for cash ($2.75 per warrant) ...         2,000,000          5,096             --            --
Issuance of common shares to the Company's
 401(k) plan ($7.875 per share) ...................                --             --             --            --
Purchase Treasury Stock ($8.00 per share) .........                --             --             29            --
Exercise of stock options for cash ($.75 per
 share) ...........................................                --             --             --            --
Exercise of stock options for cash ($7.125
 per share) .......................................                --             --             --            --
Issuance of exchangeable preferred stock in
 connection with business combination
 ($9.125 per share) ...............................                --             --             --            --
Issuance of special warrants in connection
 with business combination ($9.125 per warrant) ...        11,774,171        107,439             --            --
Issuance of convertible special warrants in
 a brokered private placement for cash
 ($15.00 per warrant) .............................           500,000          7,013             --            --
Exercise of stock options for cash ($.75 per
 share) ...........................................                --             --             --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 1996 ......................        14,274,171        119,548             29            --
Conversion of special warrants issued in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ...........       (11,774,171)      (107,439)            --            --
Conversion of the preferred shares in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ...........                --             --             --            --
Conversion of privately placed special
 warrants ($15.00 per warrant) ....................          (500,000)        (7,013)            --            --
Conversion of privately placed special
 warrants ($2.75 per warrant) .....................        (2,000,000)        (5,096)            --            --
Issuance of common shares in connection with
 the business combination ($18.55 per share) ......                --             --             --            --
Conversion of privately placed special
 warrants for cash ($3.50 per warrant) ............                --             --             --            --
Exercise of stock options ($.75 -- 10.90 per
 share) ...........................................                --             --             --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 1997 ......................                --             --             29            --
Exercise of stock options ($.75 -- $10.90 per
 share) ...........................................                --             --             --            --
Conversion of debentures ($11.50 per share,
 $2.90 per warrant) ...............................         1,086,957          3,148             --            --
Exercise of warrants ($15.00 per share) ...........           (18,913)           (55)            --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 1998 ......................         1,068,044          3,093             29            --
Expiration of warrants ............................        (1,068,044)        (3,093)            --            --
Stock issuance ($4.8125 per share) ................                --             --             --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 1999 ......................                --   $         --             29            --
                                                         ============   ============   ============  ============
Exercise of stock options ($.75 per share) ........                --             --             --            --
Net loss ..........................................                --             --             --            --
                                                         ------------   ------------   ------------  ------------
BALANCE AT DECEMBER 31, 2000 ......................                --   $         --             29            --
                                                         ============   ============   ============  ============

                                                              DEFICIT
                                                            ACCUMULATED
                                                               DURING
                                                            DEVELOPMENT
                                                               PHASE          TOTAL
                                                            ------------   ------------
Issuance of common share to founder ...............         $         --   $         --
Issuance of common shares to founder for cash .....                   --             --
Issuance of common shares in a private
 placement for cash ($0.25 per share) .............                   --          1,000
Issuance of common shares in private
 placements for cash ($0.75 per share): ...........                   --          4,266
                                                                      --            734
Issuance of common shares in settlement of
 agents' fees ($0.75 per share): ..................                   --            213
                                                                      --             37
Less: Common share issuance cost ..................                   --           (250)
Issuance of common shares in connection with
 the May 5, 1995 amalgamation agreement with
 Rusty Lake Resources ($0.25 per share) ...........                   --            170
Net loss ..........................................               (2,120)        (2,120)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 1995 ......................               (2,120)         4,050
Issuance of special warrants in a brokered
 private placement for cash ($2.75 per warrant) ...                   --          5,096
Issuance of common shares to the Company's
 401(k) plan ($7.875 per share) ...................                   --             79
Purchase Treasury Stock ($8.00 per share) .........                   --             --
Exercise of stock options for cash ($.75 per
 share) ...........................................                   --            229
Exercise of stock options for cash ($7.125
 per share) .......................................                   --             71
Issuance of exchangeable preferred stock in
 connection with business combination
 ($9.125 per share) ...............................                   --         45,652
Issuance of special warrants in connection
 with business combination ($9.125 per warrant) ...                   --        107,439
Issuance of convertible special warrants in
 a brokered private placement for cash
 ($15.00 per warrant) .............................                   --          7,013
Exercise of stock options for cash ($.75 per
 share) ...........................................                   --            233
Net loss ..........................................               (2,195)        (2,195)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 1996 ......................               (4,315)       167,667
Conversion of special warrants issued in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ...........                   --             --
Conversion of the preferred shares in
 connection with the business combination
 dated July 26, 1996 ($9.125 per share) ...........                   --             --
Conversion of privately placed special
 warrants ($15.00 per warrant) ....................                   --             --
Conversion of privately placed special
 warrants ($2.75 per warrant) .....................                   --             --
Issuance of common shares in connection with
 the business combination ($18.55 per share) ......                   --         18,550
Conversion of privately placed special
 warrants for cash ($3.50 per warrant) ............                   --          3,500
Exercise of stock options ($.75-- 10.90 per
 share) ...........................................                   --          2,374
Net loss ..........................................               (7,928)        (7,928)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 1997 ......................              (12,243)       184,163
Exercise of stock options ($.75-- $10.90 per
 share) ...........................................                   --          5,351
Conversion of debentures ($11.50 per share,
 $2.90 per warrant) ...............................                   --         23,499
Exercise of warrants ($15.00 per share) ...........                   --            284
Net loss ..........................................              (90,199)       (90,199)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 1998 ......................             (102,442)       123,098
Expiration of warrants ............................                   --             --
Stock issuance ($4.8125 per share) ................                   --            265
Net loss ..........................................               (6,789)        (6,789)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 1999 ......................         $   (109,231)  $    116,574
                                                            ============   ============
Exercise of stock options ($.75 per share) ........                   --              2
Net loss ..........................................               (5,907)        (5,907)
                                                            ------------   ------------
BALANCE AT DECEMBER 31, 2000 ......................         $   (115,138)  $   (110,669)
                                                            ============   ============

   The accompanying notes are an integral part of these financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                                    CUMULATIVE
                                                                                                                    TOTAL FROM
                                                                                                                     INCEPTION
                                                                                                                    (FEBRUARY 3,
                                                                            YEAR ENDED DECEMBER 31,                   1995) TO
                                                                    --------------------------------------------    DECEMBER 31,
                                                                        2000            1999            1998            2000
                                                                    ------------    ------------    ------------    ------------
OPERATING ACTIVITIES
  Net loss ......................................................   $     (5,907)   $     (6,789)   $    (90,199)   $   (115,138)
  Add (subtract) items not requiring (providing) cash:
  Compensation expense ..........................................             --              --              --           2,140
  Minority interest .............................................             --            (593)           (778)         (1,729)
  Common stock contribution to 401(k) retirement plan ...........             --              --              --              79
  Depletion, depreciation and amortization ......................          1,729           1,825             679           4,530
  Writedown of proved oil & gas properties ......................             --              --         129,789         129,789
  Gain (loss) on sale of exploration properties .................             --             670            (577)            124
  Dry hole and abandonment costs ................................             --              --              --           1,140
  Gain on sale of marketable securities .........................             --              --              (6)             (6)
  Loss on sale of fixed assets ..................................              2              --              --               2
  Deferred income tax benefit ...................................            (91)             62         (45,727)        (45,756)
  Amortization of investments ...................................           (781)         (1,357)             --          (2,138)
  Changes in working capital excluding changes to cash and
    cash equivalents:
    Accounts receivable .........................................          2,524          (1,879)         (3,238)         (5,035)
    Interest receivable .........................................            188             289            (532)            (55)
    Inventory ...................................................            201             348          (1,316)           (767)
    Prepaids and other, net .....................................            107             (63)           (107)           (181)
    Accounts payable ............................................           (398)          1,381           2,128           4,603
    Other accrued liabilities and other .........................            569            (252)            487             896
                                                                    ------------    ------------    ------------    ------------
  Cash Flow Used in Operating Activities ........................         (1,857)         (6,358)         (9,397)        (27,502)
                                                                    ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
  Exploration of oil and gas properties .........................        (21,090)        (29,958)        (47,889)       (121,303)
  Purchase of land ..............................................             (6)             (1)         (1,257)         (1,264)
  Purchase of investments .......................................         (1,168)             --         (38,301)        (39,469)
  Proceeds from acquisition .....................................             --              --              --             630
  (Payment to withdraw) proceeds from sale of property ..........             --            (250)          1,163             997
  Proceeds from sale of marketable securities ...................             --              --              50              50
  Proceeds from sale of investments .............................         13,750          19,955              --          33,705
  Note receivable from employees ................................            220            (235)             --            (215)
  Other asset additions .........................................           (170)           (239)         (1,242)         (2,165)
                                                                    ------------    ------------    ------------    ------------
  Cash Flow Used in Investing Activities ........................         (8,464)        (10,728)        (87,476)       (129,034)
                                                                    ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
  Proceeds from special warrants issued .........................             --              --             284          12,393
  Proceeds from share capital issued ............................              2              --           3,972          15,468
  Proceeds from additional paid-in capital contributed ..........             --              --              --               1
  Proceeds from issuance of long-term debt ......................             --              --         110,000         135,000
  Costs of issuing long-term debt ...............................             --              --          (4,248)         (5,821)
  Contributions by minority interest ............................             --           1,386           6,945          11,623
                                                                    ------------    ------------    ------------    ------------
  Cash Flow Provided by Financing Activities ....................              2           1,386         116,953         168,664
                                                                    ------------    ------------    ------------    ------------
  NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS .................................................        (10,319)        (15,700)         20,080          12,128
  Cash and cash equivalents, beginning of period ................         22,447          38,147          18,067              --
                                                                    ------------    ------------    ------------    ------------
  CASH AND CASH EQUIVALENTS, END OF PERIOD ......................   $     12,128    $     22,447    $     38,147    $     12,128
                                                                    ============    ============    ============    ============

    Supplemental disclosures of cash flow information:

    The Company incurred interest costs of $13.8 million, $13.8 million, and $9.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, and $13.2 million, $13.8 million, and $9.8 million was capitalized during the respective periods.

    Cash paid for interest for the years ended December 31, 2000, 1999 and 1998 was $13.8 million, $13.8 million, and $8.1 million, respectively.

    The Company paid $100,000, zero, and $30,000 for estimated income taxes during the year ended December 31, 2000, 1999, and 1998, respectively.

   The accompanying notes are an integral part of these financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DEVELOPMENT STAGE OPERATIONS:

FORMATION

    Seven Seas Petroleum Inc. (a Cayman Islands exempted company limited by shares, formerly a Yukon Territory, Canada corporation, Note 15) was formed on February 3, 1995. Seven Seas Petroleum Inc. and its subsidiaries (collectively referred to as "Seven Seas" or the "Company") are a development stage enterprise engaged in the exploration, development and production of oil and natural gas in Colombia. The Company is the operator of an oil discovery, known as the "Guaduas Oil Field," which is located in an area defined by the Rio Seco and Dindal association contracts covering a total of approximately 109,000 contiguous acres in central Colombia. The Company owns a 57.7% working interest in these two association contracts before participation by Empresa Colombiana de Petroleos ("Ecopetrol"), the Colombian national oil company. The Company has no significant income producing properties and its principal assets, its interests in the association contracts, are in the early stage of exploration and development.

ACTIVITY TO DATE

    As of December 31, 2000, the Company has spent $242.2 million to acquire and $80.3 million to delineate the reserve potential of the Guaduas Oil Field. The Company has participated in the drilling of twelve exploratory wells within the Dindal and Rio Seco association contract areas, seven of which are classified as oil and gas wells. Four of the twelve did not produce commercial amounts of oil and gas during testing and one remains to be tested. As of December 31, 2000, the Guaduas Oil Field had produced a cumulative volume of approximately 1.2 million (0.5 million net to Seven Seas) barrels of oil.

    Since inception through December 31, 2000, the Company incurred cumulative losses of $115.1 million and, because of its continued exploration and development activities, expects that it will continue to incur losses and that its accumulated deficit will increase until commencement of production from the Guaduas Oil Field occurs in quantities sufficient to cover operating expenses.

CURRENT STRATEGY

The Company's strategy for 2001 includes the continued development of the Guaduas Oil Field and new exploration on its Colombian properties.

DEVELOPMENT

    The Company is currently constructing a 36-mile pipeline that will connect the Guaduas Oil Field to international oil markets via Colombia's existing pipeline infrastructure. The pipeline will have an initial throughput capacity of approximately 25,000 barrels of oil per day (BOPD), expandable to approximately 40,000 BOPD with additional investment. Seven Seas is also constructing production facilities for production of approximately 25,000 BOPD. Both the pipeline and production facilities are scheduled for completion in mid-2001. The gross costs of the pipeline and the production facilities are approximately $24 million, of which the Company will be responsible for approximately $13.8 million.

    When the pipeline and production facilities are complete, the Company believes that initial pipeline production, which will be generated by existing productive wells, will be approximately 8,000 BOPD to 10,000 BOPD. The Company recently agreed with its Guaduas Oil Field partners to a two-year development well drilling program that provides for the drilling of nine development wells and one injector over the course of 2001 and 2002. The Company believes these wells will increase pipeline production from its initial rates to approximately 25,000 BOPD. In 2001, Seven Seas plans to drill four of these nine development wells and the one injector well at a gross cost of approximately $22 million, the Company's share of which is approximately $13 million. The gross cost of the entire 2001--2002 development well program is estimated to cost approximately $44 million, the Company's share of which is $25 million.

EXPLORATION

    The Company plans to drill three exploration wells in 2001:

    1. The Subthrust exploration well to test the subthrust Dindal prospect at an estimated gross cost of $15 million ($15 million net to the Company)

    2. The Santa Fe - 1 on the Rosablanca association contract at an estimated gross cost of $1.0 million ($1.0 million net to the Company)

    3. The Tres Pasos 16 well to test the west-side of the Guaduas Oil Field structure at an estimated gross cost of $5.5 million ($3.0 million net to the Company).

    In summary, in 2001 the Company plans to complete the construction of the pipeline and production facilities for the Guaduas Oil Field, drill four development wells and one injector well on the Guaduas Oil Field and drill three exploration wells on its Colombian properties. The estimated gross costs of this development and exploration strategy in 2001 are $67.5 million, the Company's share of which is approximately $45.8 million.

    The Company's ability to fully implement our exploration and development strategy is subject to 1) securing financing for its share of the costs, 2) timely receiving required environmental permits, 3) contracting the required oil and gas services and equipment and 4) completing the Guaduas--La Dorada pipeline and commencing pipeline utilitization.

CAPITAL AVAILABILITY AND LIQUIDITY

    The Company's sources of cash in 2001 will come from cash and cash equivalents of $12.1 million, availability of $10 million under the Stillwater National Bank loan and operating cash flows from production in the Guaduas Oil Field. Production from the Guaduas Oil Field has a very short history and is subject to all the normal risks of oil and gas operations. Further, to achieve full production rates, the Guaduas--La Dorada pipeline and related production facilities will need to be completed and in operation by mid-2001.

    The Company's cash requirements in 2001 include commitments under existing oil and gas agreements of approximately $17.9 million (not including a potential obligation of $2.1 million on the Tapir association contract), the November 2001 interest payment of $6.9 million on the $110 million senior notes and general and administrative expenses.

    The Company's ability to meet its existing commitments and operating needs is highly dependent on production from the Guaduas Oil Field. The Company's dependence on production is such that (i) if it is interrupted for an extended period of time, (ii) if the prices received or the costs incurred fail to meet expectations or (iii) if the pipeline and related production facilities are not completed and in operation as planned, then the Company will likely not be able to meet 2001 cash requirements. In that case, the Company will have to seek additional financing to meet its existing commitments and operating needs in 2001.

     Failure to obtain additional financing would raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Under the terms of the Company's $110 million senior notes, it is permitted to incur general indebtedness that can be senior to its senior notes not exceeding the greater of (i) $25 million, or (ii) the sum of 100% of its cash and cash equivalents, plus 100% of its receivables from Ecopetrol, and plus 30% of its discounted future net revenues from proved oil and gas reserves prepared in accordance with the rules of the United States Securities and Exchange Commission. As of December 31, 2000, the permitted amount was approximately $130.3 million. The Company is also allowed to borrow an additional $10 million for project financing, e.g., pipeline and production facilities.

    Any additional financing obtained by the Company to execute its business plans may result in a dilution of current stakeholder interests. Seven Seas cannot be certain that additional sources of financing will be available when needed or will be available on acceptable terms. The Company has suffered recurring losses from operations, has an accumulated deficit, has not generated positive cash flow from operations, has significant unproved property balances, is nearing the end of the exploration phase of its association contracts, is highly dependant on the actions of Ecopetrol, and will likely require additional capital to fully execute its business plans.

RISK FACTORS

    Seven Seas is subject to several categories of risk associated with its development stage activities. Oil and gas exploration and development is a speculative business and involves a high degree of risk. Among the factors that have a direct bearing on Seven Seas' prospects are uncertainties inherent in estimating oil and gas reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production testing histories; access to additional capital; changes in the price of oil and natural gas, services and equipment; the limited exploration of the association contracts; the status of existing and future contractual relationships with Ecopetrol; regulation in Colombia; lack of significant income producing property; foreign currency fluctuation risks; Seven Seas' substantial indebtedness, the presence of competitors with greater financial resources and capacity; and difficulties and risks associated with operating in Colombia.

2. BACKGROUND:

    On June 29, 1995 the Supreme Court of British Columbia approved the May 5, 1995 amalgamation of Seven Seas and Rusty Lake Resources Ltd. Stockholders of Rusty Lake Resources Ltd. were issued one common share in Seven Seas, the new company after the amalgamation, for each 35 common shares held in Rusty Lake Resources Ltd. Additional shares of Seven Seas were issued in settlement of certain indebtedness of Rusty Lake Resources Ltd. This transaction has been reflected as an acquisition by Seven Seas using the purchase method of accounting, whereby the assets acquired and liabilities assumed were recorded at the fair value and Rusty Lake Resources Ltd. has been prospectively reflected in the Company's financial statements since June 29, 1995.

    On July 26, 1996 the Company acquired 100 percent of the outstanding stock which represented 100 percent of the voting shares held in GHK Company Colombia and Esmeralda LLC. Additionally, on the same date, the Company acquired 62.963 percent of the outstanding shares and voting stock in Cimarrona LLC. This transaction has been reflected as an acquisition by Seven Seas using the purchase method of accounting, whereby the assets acquired and liabilities assumed were fair valued and the operations of the acquired entities have been reflected in the Company's financial statements since July 26, 1996. As consideration for the increased interest from these acquisitions, Seven Seas issued to the stockholders in GHK Company Colombia, Esmeralda LLC and Cimarrona LLC a combination of preferred shares and special warrants which were exchangeable into a total of 16,777,143 common shares upon the earlier of the approval of a prospectus qualifying the exchange, or one year from the closing of the transaction. Of the 16,777,143 preferred shares and special warrants, 5,002,972 preferred shares were issued for all of the common shares in GHK Company Colombia, 4,469,028 special warrants were issued for all of the common shares in Esmeralda LLC, and 7,305,143 special warrants were issued for 62.963 percent of the common shares in Cimarrona LLC. The remaining 37.037 percent interest in Cimarrona LLC represents a minority interest which is reflected as such on the balance sheet. The 16,777,143 preferred shares and special warrants were recorded based on the closing stock price of Seven Seas on July 26, 1996 at $9.125 per share totaling $153.1 million. Collectively, the acquisition of these three companies resulted in the purchase of an additional 36.7 percent participating interest in the Dindal and Rio Seco association contracts in which the Company previously held a 15 percent participating interest. All three entities were oil and gas exploration companies whose only material asset was the participating interest they held in the Dindal and Rio Seco association contracts in Colombia. Net assets acquired include $217.1 million assigned to oil and gas properties and other nominal net working capital, less amounts attributable to the minority interest in Cimarrona LLC. Because of the differences in tax basis and the financial statement valuation of such acquired oil and gas properties, $64.0 million of deferred Colombian and U.S. income taxes was also recorded in this acquisition (see Note 6) and is included in the amount assigned to oil and gas properties. Income and expenditures incurred by these three entities after July 26, 1996 are included in the statements of operations and accumulated deficit for the years ended December 31, 1998, 1997 and 1996.

    Of the 16,777,143 preferred shares and special warrants issued, 11,744,000 were held subject to an escrow agreement, whereby one third of the securities are released each year for three years. The securities could have been released earlier based upon a valuation of the Seven Seas interests in the Dindal and Rio Seco association contracts. As of July 26, 1999, all of the common shares have been released from escrow pursuant to the escrow agreement.

    On February 7, 1997 approvals were granted by the Ontario Securities Commission, British Columbia Securities Commission and the Alberta Securities Commission for the prospectus filed to qualify 11,774,171 special warrants and 5,002,972 preferred shares which were automatically converted to common shares. These shares were issued in connection with the acquisition of a 36.7 percent participating interest in the Dindal and Rio Seco association contracts in Colombia by the Company on July 26, 1996, as described above.

    On March 5, 1997 the Company acquired 100 percent of the outstanding voting stock held in Petrolinson, S.A. The terms of the transaction were agreed to in a letter of intent dated November 22, 1996. The principal asset owned by Petrolinson, S.A. is a six percent participating interest in the Dindal and Rio Seco association contracts. As consideration for the six percent participating interest in these association contracts, Seven Seas issued to the sole shareholder in Petrolinson, S.A. 1,000,000 common shares of Seven Seas Petroleum Inc. The common shares issued to the sole shareholder of Petrolinson, S.A. were subject to an escrow agreement, the terms of which provided for a 120 day escrow of shares commencing from March 5, 1997 with an option by the Company to extend the escrow period for an additional 30 days. The 1,000,000 common shares issued to the sole shareholder of Petrolinson, S.A. were released from escrow on July 3, 1997, in accordance with the escrow agreement as described above. This six percent interest will be carried through exploration by the other 94 percent participating interest parties. This transaction was reflected in 1997 as an acquisition by Seven Seas using the purchase method of accounting, whereby the assets acquired and liabilities assumed were fair valued and the acquired operations have been reflected in the Company's financial statements since March 5, 1997. The 1,000,000 common shares were recorded at a price of $18.55, based on the weighted average closing stock price of Seven Seas for the period beginning 30 days prior to and ending 30 days subsequent to the date the letter of intent was signed, November 22, 1996, which represented a transaction cost of $18.6 million. Net assets acquired include $25.0 million assigned to oil and gas properties (most of which is subject to future evaluation based on further appraisal drilling) and other nominal net working capital. Because of the differences in tax basis and the financial statement valuation of such acquired oil and gas properties, $6.5 million of deferred Colombian income tax was also recorded in this acquisition (see Notes 3 and 6) and is included in the amount assigned to oil and gas properties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Company follows accounting principles generally accepted in the United States. A summary of the Company's significant policies is set out below:

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. Actual results could differ from the estimates and assumptions used. Significant estimates include depreciation, depletion and amortization of proved oil and gas reserves. Oil and natural gas reserve estimates, which are the basis for depletion and the ceiling test, are inherently imprecise and expected to change as future information becomes available.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after eliminating all material intercompany accounts and transactions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of those investments. The fair value of the Company's 12 1/2% $110 million Senior Notes was $44.6 million at December 31, 2000.

INVESTMENTS

    The Company has adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that all investments in debt securities and certain investments in equity securities be reported at fair value except for those investments which management has the intent and the ability to hold to maturity (see Note 5). Investments which are held-for-sale are classified based on the stated maturity and management's intent to sell the securities. Changes in fair value are reported as a separate component of stockholders' equity, but were immaterial for all periods presented herein.

ACCOUNTS RECEIVABLE

    Accounts receivable included the following at December 31, 2000 and 1999 (In thousands):

                                                      DECEMBER 31,
                                                -----------------------
                                                   2000         1999
                                                ----------   ----------
Crude oil sales .............................   $    4,476   $    4,445
Joint interest billing ......................        2,808        5,067
Other .......................................           13          309
                                                ----------   ----------
          Total accounts receivable .........   $    7,297   $    9,821
                                                ==========   ==========

INVENTORY

    Inventories consist primarily of goods used in the Company's operations and are stated at the lower of average cost or market value.

OIL AND GAS INTERESTS

    The Company follows the full-cost method of accounting for oil and natural gas properties. Under this method, all costs incurred in the acquisition, exploration and development, including unproductive wells, are capitalized in separate cost centers for each country. Such capitalized costs include association contract and concession acquisition, geological, geophysical and other exploration work, drilling, completing and equipping oil and gas wells, constructing production facilities and pipelines, and other related costs. We capitalized general and administrative costs of $0.2 million, $0.3 million, and $0.3 million in 2000, 1999 and 1998, respectively. The Company capitalized interest of $13.2 million, $13.8 million and $9.8 million in 2000, 1999 and 1998, respectively.

    The capitalized costs of oil and gas properties in each cost center are amortized on composite units of production method based on future gross revenues from proved reserves. Sales or other dispositions of oil and gas properties are normally accounted for as adjustments of capitalized costs. Gain or loss is not recognized in income unless a significant portion of a cost center's reserves is involved. Capitalized costs associated with the acquisition and evaluation of unproved properties are excluded from amortization until it is determined whether proved reserves can be assigned to such properties or until the value of the properties is impaired. If the net capitalized costs of oil and gas properties in a cost center exceed an amount equal to the sum of the present value of estimated future net revenues from proved oil and gas reserves in the cost center and the lower of cost or fair value of properties not being amortized, both adjusted for income tax effects, such excess is charged to expense. There was not a write-down in 2000 or 1999. At December 31, 1998, the Company recognized a non-cash write-down of oil and gas properties in the amount of $129.8 million pre-tax or $84.4 million after tax pursuant to this ceiling limitation. The write-down was primarily the result of the decline in crude oil prices and the impairment of unevaluated properties due primarily to the failure of four non-commercial exploratory wells.

    The Company began to record a provision for depletion of its oil and gas properties in the fourth quarter of 1999. The Company recorded depletion of $0.7 million and $0.8 million in 2000 and 1999, respectively. Depletion per barrel was $3.86 and $3.83 in 2000 and 1999, respectively.

    Substantially all the Company's exploration and production activities are conducted jointly with others and the accounts reflect only the Company's proportionate interest in such activities.

REVENUE RECOGNITION

The Company records as revenue only that portion of production sold and allocable to its ownership interest in the related property.

FOREIGN CURRENCY TRANSLATION

    The Company's foreign operations are a direct and integral extension of the parent company's operations and the majority of all costs associated with foreign operations are paid in U.S. dollars as opposed to the local currency of the operations; therefore, the reporting and functional currency is the U.S. dollar. Gains and losses from foreign currency transactions are recognized in current net income. Monetary items are translated using the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rates in effect on the dates they occur. No material translation gains or losses were incurred during the periods presented.

INCOME TAXES

    The Company follows the asset/liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

FIXED ASSETS

    Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over eighteen months to five years.

EARNINGS PER SHARE

    The Company has implemented Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 establishes standards for computing and presenting earnings per share. Options to purchase 4,188,848 common shares at a weighted average option exercise price of $7.82 per common share were outstanding at December 31, 2000.

CONTINGENCIES

    Liabilities and other contingencies are recognized upon determination of an exposure, which when analyzed indicates that it is both probable that an asset has been impaired or that a liability has been incurred and that the amount of such loss is reasonably estimatable. Costs to remedy or defend against such contingencies are charged to expense as they are incurred.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company will adopt this Statement as of January 1, 2001 and expects that SFAS 133 will not have a material impact on the Company's disclosure and reporting.

    In the first quarter of 2000, FASB issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB No. 25 ("the Interpretation") which clarifies the application of APB 25 for certain issues associated with accounting for the issuance or subsequent modification of stock compensation and is effective July 1, 2000. For certain modifications, including stock option repricings made subsequent to December 15, 1998, the Interpretation requires that variable plan accounting be applied to those modified awards prospectively from July 1, 2000. In January and November 1999, the Company repriced certain employee stock options for 706,000 shares of stock at a weighted average exercise price of $14.47 to a new exercise price of $9.00 through the cancellation of existing options and issuance of new options at or above current market prices. Upon adoption of this statement, the exercise price of the repriced options exceeded the Company's stock price resulting in no compensation expense to be recognized over future vesting. Subsequent to the adoption of the Interpretation, the Company may be required to record the effects of the changes in its stock price and the corresponding change in intrinsic value of the repriced options in its results of operations as compensation expense.

4. CASH AND CASH EQUIVALENTS:

    The Company considers highly liquid investments with a maturity of three months or less as cash equivalents. The following table sets forth the Company's cash and cash equivalents (in thousands):

                                                           DECEMBER 31,
                                                     -----------------------
                                                        2000         1999
                                                     ----------   ----------
Cash .............................................   $    4,472   $    1,371
Cash equivalents .................................        7,656       21,076
                                                     ----------   ----------
          Total cash and cash equivalents ........   $   12,128   $   22,447
                                                     ==========   ==========

5. INVESTMENTS AND RESTRICTED INVESTMENTS:

    At December 31, 2000, all the Company's investments were classified as held-to-maturity. The securities have a maturity date within one year, are classified as short-term investments as part of current assets, and are stated at amortized cost as of December 31, 2000. The calculation of gross unrealized loss for the year ended December 31, 2000 was as follows (In thousands):

                                                                            AMORTIZED    UNREALIZED
                                                               FAIR VALUE      COST         LOSS
                                                               ----------   ----------   ----------
RESTRICTED SHORT-TERM INVESTMENTS
U.S. Treasury Strip, face value of $6,875,000, due
   May 15, 2001 ............................................        6,732        6,734           (2)
                                                               ----------   ----------   ----------
        Total Short-term restricted
          investments ......................................   $    6,732   $    6,734   $       (2)
                                                               ==========   ==========   ==========

    Net unrealized losses on held-to-maturity securities have not been recognized in the accompanying consolidated financial statements. The restricted investments were pledged or placed in escrow for the first three years of interest payments on the $110 million 12 1/2% Senior Notes (see Note 7).

6. INCOME TAXES:

    The geographical sources of income (loss) before income taxes and minority interest were as follows (In thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             2000          1999          1998
                                                          ----------    ----------    ----------
United States .........................................   $       95    $      727    $    3,348
Foreign ...............................................       (5,962)       (8,047)     (140,043)
                                                          ----------    ----------    ----------
          Loss before income taxes and minority
            interest ..................................   $   (5,867)   $   (7,320)   $ (136,695)
                                                          ==========    ==========    ==========

    Deferred U.S. and Colombian income taxes have been provided for the book-tax basis differences related to the Colombian acquisitions discussed in Note 2. These foreign subsidiaries' cumulative undistributed earnings are considered to be indefinitely reinvested outside of Canada and, accordingly, no Canadian deferred income taxes have been provided thereon.

    The Company's net deferred income tax liabilities consist of the following (In thousands):

                                                        DECEMBER 31,
                                           --------------------------------------
                                              2000          1999          1998
                                           ----------    ----------    ----------
Deferred tax liabilities ...............   $  (24,732)   $  (25,033)   $  (25,033)
Deferred tax asset .....................       24,595        14,927         8,953
Valuation allowance ....................      (24,566)      (14,688)       (8,652)
                                           ----------    ----------    ----------
          Total deferred tax ...........   $  (24,703)   $  (24,794)   $  (24,732)
                                           ==========    ==========    ==========

    The Company's provision for income taxes differs from the amount computed by applying statutory rates, which are 45% in Canada and 35% in the United States and Colombia, due principally to the valuation allowance recorded against its deferred tax asset account relating primarily to net operating tax loss carryforwards. In 1998, the Company released the valuation allowance attributable to US net operating loss carryforwards, resulting in a deferred tax benefit of $0.3 million, net of current US tax expense of $8,700 and a reduction in deferred tax liabilities of $45.4 million was recognized relating to the Company's write-down of oil and gas properties.

    Temporary differences included in the deferred tax liabilities relate primarily to the excess of book over tax basis on acquired oil and gas properties in Colombia. Portions of the Company's Colombia assets are owned through a U.S. subsidiary. No U.S. deferred tax liabilities related to the excess of book over tax basis on acquired Colombian properties have been recorded. The potential for incremental U.S. income tax associated with the excess of book over tax basis depends on the ability to generate sufficient taxable income of the appropriate character in the future.

    As of December 31, 2000, the Company's subsidiaries had net operating loss carryforwards in various foreign jurisdictions (primarily Canada) of approximately $46.4 million. In addition, the Company had at December 31, 2000, $7.4 million of U.S. tax net operating loss carryforwards. The Canadian loss carryforwards will expire beginning in 2002 if not utilized to reduce Canadian income taxes. In addition, the US tax net operating loss carryforwards expire in varying amounts over the years 2011-2020. A valuation allowance has been provided for all of the Canadian and U.S. deferred tax assets relating to the remaining loss carryforwards because their future realization is not currently deemed more likely than not by management.

    The continuation of Seven Seas-Yukon as Seven Seas-Cayman, mentioned in
Note 15, will result in Seven Seas ceasing to be resident in Canada for the purposes of the Canadian Tax Act. As a result, Seven Seas-Yukon's current taxation year is deemed to have ended immediately before the continuation. In addition, Seven Seas-Yukon is deemed to have disposed of all of its property immediately before the continuation for proceeds equal to the fair market value of such property. Accordingly, Seven Seas is subject to Canadian federal income tax on any income and net taxable capital gains that result from such deemed disposition. Seven Seas is also subject to an additional tax of 25% of the amount by which the fair market value of Seven Seas' assets, net of certain liabilities, exceeds the paid-up capital of the outstanding Seven Seas-Yukon shares immediately before the continuation.

    Management of Seven Seas believes that, based on the preliminary appraisal of the value of its assets, the current tax cost of its assets, the amount of its existing liabilities and the paid-up capital of its shares outstanding as of December 31, 2000, no Canadian federal income taxes is payable as a result of the continuation.

    The continuation of a Canadian corporation to a jurisdiction outside Canada is a taxable event for Canadian purposes. However, any conclusion about whether there will be any tax due or the amount thereof will depend on the facts and its not a legal determination. Several factual determinations influence this, including 1) the value of Seven Seas' assets, 2) the tax attributes of its assets, 3) the amount of its liabilities, and 4) the "paid-up capital" of its outstanding shares.

7. DEBT AND LONG-TERM OBLIGATIONS:

    Exchangeable Notes. In August 1997, the Company issued $25 million of Exchangeable Notes in a private transaction with institutional and accredited investors. The Exchangeable Notes accrued interest at a rate of 6% per annum and were payable on December 31 and June 30 in each year, commencing December 31, 1997. The Exchangeable Notes were scheduled to mature on August 7, 2003.

    The Exchangeable Notes were exchanged for a like principal amount of Convertible Debentures on August 5, 1998. The Convertible Debentures were converted on August 6, 1998 into units consisting of a total of 2,173,901 common shares and warrants exercisable for 1,086,957 common shares. The Company received proceeds of $0.3 million from the exercise of 18,913 warrants. On February 5, 1999, the remaining warrants expired unexercised.

    Senior Notes. The Company issued $110 million aggregate principal amount of 12 1/2% Senior Notes due 2005 (the "Senior Notes") in a private transaction on May 7, 1998 that was not subject to registration requirements of the Securities Act of 1933. The Senior Notes mature on May 15, 2005. Interest on the Senior Notes is payable semi-annually in arrears on May 15 and November 15. The Senior Notes place restrictions on, among other things, net working capital balances, dividend distributions, changes in control, and asset sales and indebtedness.

    The Senior Notes represent senior obligations of the Company, ranking pari passu in right and priority of payment with all existing and future senior indebtedness and senior in right and priority of payment to all indebtedness that is expressly subordinated to the Senior Notes.

    In accordance with the terms of the Senior Notes, the Company purchased $13.5 million in U.S. Government Securities from the proceeds of the Senior Notes and deposited such securities in a segregated account in an amount that will be sufficient to provide for payment of the first two scheduled interest payments (see Note 5). Additionally, the Company purchased and pledged to the Bank of Nova Scotia Trust Company New York, the Trustee, as security for the benefit of the holders of the Senior Notes, U.S. Government Securities of $25 million that will be sufficient to provide payment of the four scheduled interest payments on the Notes from November 15, 1999 through May 15, 2001. The Company does not have funds in escrow for interest payments commencing with the November 15, 2001 payment. Such securities are classified as restricted short-term investments as of December 31, 2000. (see Note 5).

     Stillwater National Bank Loan. In December 2000, the Company entered into a $10 million loan agreement with Stillwater National Bank and Trust Company, N.A. On March 30, 2001, the loan's maturity date was extended from December 31, 2001 to April 1, 2002. The Stillwater National Bank loan is secured by all of the stock of the operating subsidiaries of Seven Seas and is guaranteed by Robert A. Hefner III, chairman and chief executive officer of Seven Seas. Mr. Hefner received remuneration of $62,500 for his guarantee. The loan bears interest at an annual rate of the Prime Rate plus .75%, and interest is payable monthly until the loan is due in full on April 1, 2002. Seven Seas intends to use these funds for working capital and plans to replace, without penalty, this non-convertible loan with the proceeds from a larger financing planned for 2001. As of the issuance date of these financial statements, the Company had drawn $3.0 million on this loan.

8. EQUITY:

    On March 15, 1996, a brokered private placement was carried out in Canada in which the Company issued to a third party financial brokerage institution 2,000,000 special warrants at $2.75 per warrant for net offering proceeds after commissions and expenses of $5.1 million. Each special warrant was convertible into one unit. Each unit consisted of one share of common stock and a one-half common share purchase warrant at $3.50 per full share. The warrants were convertible at the earlier of (a) one year from date of issuance or (b) the date an approval is issued for a prospectus qualifying the conversion in the appropriate jurisdictions. On March 14, 1997, the 1,000,000 common share purchase warrants were exercised and converted to common shares for net proceeds of $3.5 million.

    On October 16, 1996, another brokered private placement was carried out in Canada. Seven Seas issued to a third party financial brokerage institution 500,000 special warrants at $15.00 per warrant for a net offering after commissions and expenses of $7.0 million. Each special warrant was convertible into one Unit (see Note 7). Each Unit consisted of one share of common stock and a one-half common share purchase warrant at $18.50 per full share. The warrants were convertible at the earlier of (a) one year from date of issuance or (b) the date an approval is issued for a prospectus qualifying the conversion in the appropriate jurisdictions. The 250,000 common share purchase warrants were not exercised and expired October 16, 1997.

    An approval for qualification of the conversion of the 2,000,000 and 500,000 special warrants issued in the brokered private placements on March 15 and October 16, 1996, respectively, was received on February 7, 1997 by the Ontario, Alberta, and British Columbia Securities Commissions. All special warrants were exercised and have been converted to common shares.

    The proceeds of the brokered private placements on March 15 and October 16, 1996 were used for drilling, seismic and production facilities related to the Company's participation in the Dindal and Rio Seco association contracts and for further exploration activities.

9. STOCK BASED COMPENSATION PLANS:

    Officers, directors and certain employees have been granted stock options under the Company's Amended 1996 Stock Option Plan and the Amended and Restated 1997 Stock Option Plan (collectively referred to as "the Plans"). Pursuant to the Plans, 6,000,000 shares were authorized for issuance, of which 4,188,848 were outstanding as of December 31, 2000. The Compensation Committee may establish the term of each incentive stock option granted under the Amended 1996 Stock Option Plan, but if not so established, the term of each option will be five years from the date it is granted, but in no event shall the term of any option exceed ten years. Options granted under the Amended and Restated 1997 Stock Option Plan have been granted with either no vesting requirement or vesting cumulatively on the anniversary of the grant date over a period of two to five years and expire ten years from the date of grant. Option agreements between the Company and optionees under the 1997 Stock Option Plan may include stock appreciation rights; however, no such rights are currently outstanding. Under the Plans, the option price equals not less than the average of the high and low trading price of the Company's stock on the date of grant.

    The Compensation Committee of the Board of Directors is responsible for administering the Plans, determining the terms upon which options may be granted, prescribing, amending and rescinding such interpretations and determinations and granting options to employees, directors, and officers.

    The following table presents a summary of stock option transactions for the three years ended December 31, 2000:

                                                WEIGHTED AVERAGE
                                 COMMON           OPTION PRICE
                                 SHARES             PER SHARE
                            ----------------    ----------------
December 31, 1997  ......          3,878,500    $          13.51
Granted .................            820,500               13.97
Exercised ...............           (514,000)               8.02
Revoked .................           (703,833)              17.13
                            ----------------    ----------------
December 31, 1998  ......          3,481,167               13.69
Granted .................          1,553,434                6.06
Revoked .................         (1,590,000)              14.03
                            ----------------    ----------------
December 31, 1999  ......          3,444,601               10.10
Granted .................          1,025,581                2.44
Exercised ...............             (3,000)               0.75
Revoked .................           (278,334)              16.29
                            ----------------    ----------------
December 31, 2000  ......          4,188,848    $           7.82
                            ================    ================

    Exercisable stock options amounted to 3,399,850, 2,091,935, and 1,718,829 at December 31, 2000, 1999, and 1998, respectively. The weighted average fair value of options granted during 2000, 1999, and 1998 were $1.58, $3.16 and $8.77, respectively. The following table summarizes stock options outstanding and exercisable at December 31, 2000:

                                                   OUTSTANDING                               EXERCISABLE
                                 ------------------------------------------------   -------------------------------
                                                                      WEIGHTED                         WEIGHTED
        EXERCISE PRICE                                AVERAGE         AVERAGE                           AVERAGE
            RANGE                    SHARES            LIFE        EXERCISE PRICE       SHARES       EXERCISE PRICE
------------------------------   --------------   --------------   --------------   --------------   --------------
$1.06 - 1.94 .................          345,787              5.5   $         1.44          245,787   $         1.49
 2.00 - 2.94 .................          377,564              5.2             2.69          295,564             2.67
 3.00 - 3.94 .................          719,664              8.4             3.02          284,331             3.04
 4.22 - 4.81 .................          375,000              8.4             4.26          375,000             4.26
 6.16 - 7.13 .................           10,000              4.3             6.64           10,000             6.64
 8.06 - 8.63 .................          175,000              4.8             8.46          158,334             8.45
 9.00 ........................        1,008,500              7.4             9.00          853,501             9.00
 10.70 - 10.90 ...............          629,000              6.5            10.70          629,000            10.70
 14.09 .......................           18,000              7.6            14.09           18,000            14.09
 18.55 - 18.75 ...............          530,333              5.7            18.59          530,333            18.59
                                 --------------                                     --------------
                                      4,188,848                                          3,399,850
                                 ==============                                     ==============

    As part of the arrangements surrounding the resignations of four former officers, the exercise period of the options granted during their employment was extended from ninety days to eighteen months. This action gave rise to a new measurement date and the Company was required to record compensation expense of $2.1 million during 1997, representing the market value of the common shares on the new measurement date less the exercise price of the options granted. Only the exercisable options granted to the former Chairman, former President, former Chief Financial Officer, and former Vice President of Exploration were considered in the computation.

    During 1999, the Company re-priced options granted to certain employees by canceling existing options with exercise prices at or above market prices on the date of grant.

    In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies APB Opinion 25 in accounting for its stock option plan, and accordingly does not recognize compensation cost at fair value as it relates to SFAS 123. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123, net loss and net loss per share would have increased to the proforma amounts shown below:

                                                         DECEMBER 31,
                                           --------------------------------------
                                              2000          1999          1998
                                           ----------    ----------    ----------
Pro Forma Net Loss (In thousands) ......   $   (7,524)   $  (11,695)   $  (97,393)
Pro Forma Net Loss Per Share ...........   $    (0.20)   $    (0.31)   $    (2.69)

    The effects of applying SFAS 123 in this proforma are not indicative of future amounts.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the year ended December 31, 2000: weighted average risk free interest rate of 6.08 percent; no dividend yield; volatility of .8258; and expected life of ten years. The Company granted options prior to public trading on the Canadian Dealer Network on June 30, 1995. Consequently, the underlying common shares had no historic volatility prior to June 30, 1995. The fair values of the options granted prior to June 30, 1995 were based on the difference between the present value of the exercise price of the option and the estimated fair value price of the common shares.

10. DEFINED CONTRIBUTION PLAN:

    The Company offers a qualified defined contribution plan, which is a combined salary reduction plan under Section 401(k) of the Internal Revenue Code. Participants can invest from 1% to 15% of earnings, up to the maximum allowed by law, among several investment alternatives, including a Company stock fund. The Company does not match funds invested in the Plan and recognized no expense in 2000, 1999, or 1998, respectively due to contributions to the Plan.

11. OPERATIONS BY GEOGRAPHIC AREA:

    The Company has one operating and reporting segment. Information about the Company's operations for 2000, 1999 and 1998 by geographic area is shown below (In thousands):

                                                                                                      OTHER
                                                                             UNITED                   FOREIGN
                                                                CANADA       STATES     COLOMBIA       AREAS        TOTAL
                                                               ---------    ---------   ---------    ---------    ---------
                       Year ended December 31, 2000
                         Revenues ..........................   $   1,696    $      12   $   4,726    $      --    $   6,434
                         Operating Income (Loss) ...........      (2,633)          95      (3,314)         (15)      (5,867)
                         Capital Expenditures ..............          --          151       6,540           --        6,691
                         Identifiable Assets ...............      56,147          750     197,116           63      254,076
                         Depletion, depreciation and
                            amortization ...................         607          289         833           --        1,729
                       Year ended December 31, 1999
                         Revenues ..........................   $   2,938    $      12   $   2,363    $      --    $   5,313
                         Operating Income (Loss) ...........        (979)         727      (6,378)        (690)      (7,320)
                         Capital Expenditures ..............          --           74      12,521          250       12,845
                         Identifiable Assets ...............      69,515        1,082     190,404           81      261,082
                         Depletion, depreciation and
                            amortization ...................         607          332         886           --        1,825
                       Year ended December 31, 1998
                         Revenues ..........................   $   3,626    $      12   $     159    $      --    $   3,797
                         Operating Income (Loss) ...........      (2,714)       3,348    (137,761)         432     (136,695)
                         Capital Expenditures ..............          --          997      43,568          115       44,680
                         Identifiable Assets ...............      91,067        1,430     186,902          501      279,900
                         Depreciation and amortization .....         485          140          49           --          674

12. COMMITMENTS AND CONTINGENCIES:

    The Company leases property and equipment under various operating leases. Aggregate minimum lease payments under existing contracts as of December 31, 2000, are as follows: $0.3 million for 2001; $0.3 million for 2002; and $0.1 million for 2003 and none thereafter. Rental expense amounted to $0.3 million in 2000; $0.3 million in 1999; $0.2 million in 1998.

The Company has certain non-discretionary related commitments under existing oil and gas agreements. Management estimates future expenditures for such commitments to be approximately $17.9 million in 2001 (not including a potential obligation on the Tapir association contract), $0.5 million in 2002 and none thereafter.

ENVIRONMENTAL PENALTIES

    On June 8, 1998, the Ministry of Environment required the Company's subsidiary, GHK Company Colombia, to perform some remedial work on the El Segundo 6-E location and access road. GHK Company Colombia performed the work, and thereafter reported to the Ministry of Environment that all the work had duly been completed. In various site visits, ministry officials have confirmed that the alleged violations have been properly remedied. On July 8, 1999, GHK Company Colombia filed all the documentation, confirming total compliance with the requirements.

    In March 2000, the Company paid a fine of approximately $223,000 to the Ministry of Environment in connection with a resolution issued against GHK Company Colombia by the Ministry of Environment in which it declared GHK Company Colombia to be in violation of a 1997 decree in connection with the construction of the El Segundo 7-E well location. The Company has filed an appeal for a reversal of the resolution and believes that we have corrected the environmental violations claimed by the Ministry of Environment. However, the appeal process can take up to two years. The El Segundo 7-E location has been restored and the Company currently does not have drilling activities planned at this location.

HEIRS OF NICOLAS BELTRAN FRANCO

    Two of the Company's subsidiaries, Petrolinson, S.A. and GHK Company Colombia, along with the former owner of Petrolinson, S.A., Norman Rowlinson and the heirs of Howard Thomas Corrigan, are defendants in a lawsuit that was filed in Santa Fe de Bogota, Colombia in 1998. The plaintiffs, who are the heirs of Nicolas Beltran Franco, have two claims. First, they claim that a de facto company existed between Nicolas Beltran Franco and the defendants concerning the Dindal and Rio Seco association contract areas. Second, they claim that before the Dindal and Rio Seco association contracts were executed, the de facto company conducted exploration works in the Dindal and Rio Seco association contract areas. The plaintiffs claim they have the right to participate in income earned from the Dindal and Rio Seco association contract areas. None of the plaintiffs are party to the association contracts. However, they are seeking 50% of the income generated by the de facto company they claim existed. It is not clear what percentage of the Dindal and Rio Seco association contract areas are covered by the plaintiffs' claims. The Company's Colombian counsel, Raisbeck, Lara, Rodriguez and Rueda, members of the law firm of Baker and McKenzie, believe that if this claim is litigated the chances of the plaintiffs succeeding are remote.

SURFACE LOCATION

    A lawsuit was filed by the landowner of the El Segundo 1 surface location to cancel the Company's surface lease. The Company responded to this claim on November 4, 1999, and has vigorously defended this claim. Examinations regarding the claim were held in

September 2000, and the probatory stage of the matter was closed on March 21, 2001. The Company's Colombian legal counsel, Gamba, Barrera, Arriaga y Asociados, has advised the Company that, on the basis of the claims asserted, it is unlikely that it will lose the lawsuit.

NOTEHOLDER CLAIM

    A claim has been brought against Seven Seas by one of the noteholders in connection with the Special Notes issued on August 7, 1997. The claim, which is against Seven Seas and Yorkton Securities Inc., alleges that the noteholder was not initially advised of the right of Seven Seas to convert the debentures into units of common shares and warrants. The claim also alleges that there were errors in the methodology of effecting conversion pursuant to the indenture between Seven Seas and Montreal Trust Company of Canada dated August 7, 1997 such that the conversion was not effective. The plaintiff in the claim is seeking damages against Seven Seas in the amount of $340,000 for negligent misrepresentation and breach of contract or alternatively, for an order directing Seven Seas to exchange the units currently held by the plaintiff into a note in the amount of $340,000 payable on July 24, 2002 with interest payable thereon at a rate of 6% per annum or directing Seven Seas to reimburse the plaintiff in the amount of $340,000 for the purchase price of the Special Notes. Seven Seas believes it has meritorious defenses and intends to take appropriate steps to defend the action vigorously.

FORMER MANAGEMENT

    Seven Seas and two of its officers and directors, Robert A. Hefner, III and Larry Ray, and one of its former directors, Breene M. Kerr, have been sued by four former Seven Seas officers and directors in DeCort, et al. v. Seven Seas Petroleum Inc., et al., Cause No. 2000-50498, District Court of Harris County, Texas, 133rd Judicial District. Plaintiffs allege that Seven Seas failed to obtain extensions of time in which the plaintiffs could exercise certain stock options granted to them, and that all defendants induced them to enter into separation agreements with Seven Seas that they would have not entered into but for Seven Seas' agreement to obtain an extension of time for plaintiffs to exercise their stock options. The plaintiffs filed the case on October 2, 2000, seeking damages in excess of $13 million. The Company has responded, denying plaintiffs' allegations and the case is in the early stages of discovery. Mediation is currently scheduled for late April and a preliminary trial date has been set for June. Seven Seas intends to vigorously defend the case.

FORMER EMPLOYEE

    A lawsuit has been filed against GHK Company Colombia in the Bogota labor court by a former employee who claims that he incurred $1.6 million in expenses in connection with a criminal action filed against him in Guaduas. Our Colombian legal counsel has advised us that it is unlikely that we will lose the lawsuit due the fact that, upon his departure from service, the plaintiff acknowledged that GHK had paid in full all monies owed.

    The Company is, from time to time, party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position or results of operations or cash flows of the Company.

13. RELATED PARTY TRANSACTIONS:

    On November 1, 1997, the Company's Executive Vice President and Chief Operating Officer obtained a $200,000 loan from the Company. This loan bears a 6.06% interest rate and is due November 1, 2002. The Company recognized interest income of $12,000 in 2000, 1999 and 1998, respectively.

    The Company's Chairman and Chief Executive Officer, Mr. Robert A. Hefner III, beneficially owns 100% of The GHK Company LLC ("GHK"). Effective July 1, 1997, the Company has entered into an administrative service agreement with GHK. The Company recognized expenses related to this agreement of $21,000, $21,000 and $28,000 in 2000, 1999 and 1998, respectively. In addition, GHK pays certain miscellaneous costs incurred on behalf of the Company. The Company reimbursed GHK $23,000, $31,000 and $0.1 million in 2000, 1999 and 1998, respectively, for such costs.

    Mr. Hefner, owns 100% of the shares of The GHK Corporation ("GHK Corp."). GHK Corp. owns an executive aircraft, which Mr. Hefner and other Seven Seas executives and employees use for certain business travel. The Company has entered into an agreement with GHK Corp. whereby the Company pays GHK Corp. the lesser of the cost of a first class airline ticket or the total actual expenses for each specific flight. The Company had $24,000, $57,000 and $31,000 in expenditures for such air travel during 2000, 1999 and 1998, respectively.

    In December 2000, the Company entered into a loan agreement with Stillwater National Bank and Trust Company, N.A. Mr. Hefner guaranteed this loan and received $62,500 in remuneration for the guarantee.

    McAfee & Taft, A Professional Corporation, serves as Seven Seas' corporate counsel. Gary F. Fuller is a shareholder of McAfee & Taft and has been a member of Seven Seas' board of directors since 1997. The Company incurred expenses from McAfee & Taft in the amounts of $499,340, $267,368 and $45,955 in 2000, 1999 and
1998, respectively.

14. MINORITY INTEREST:

    In June 1999, Seven Seas Petroleum Inc. ("SSPI") completed the reorganization of certain of its subsidiaries, three of which owned working interests in the Dindal and Rio Seco association contracts, through a series of tax-free transactions. Prior to these transactions, Seven Seas Petroleum Holdings Inc (SSPH), a wholly owned subsidiary of SSPI, owned 100% of the stock of Seven Seas Petroleum Colombia Inc. ("SSPC") and 50% of Esmeralda L.L.C. SSPC owned the remaining 50% of Esmeralda L.L.C. and 62.963% of Cimarrona L.L.C. with MTV Investments Ltd. ("MTV"), the minority interest owner in Cimarrona L.L.C., owning the remaining 37.037%. In the reorganization transactions, SSPH first assigned its membership interest in Esmeralda L.L.C. to SSPC as a capital contribution, giving SSPC 100% ownership of Esmeralda L.L.C. Next, Esmeralda L.L.C. was merged into Cimarrona L.L.C. SSPH continued to own 100% of the stock of SSPC. Cimarrona L.L.C. and its members, MTV and SSPC, entered into an agreement whereby the assets, obligations, and liabilities of Cimarrona L.L.C. which were proportionately attributable to SSPC (through the Company's interests in Esmeralda L.L.C. and Cimarrona L.L.C.) were merged into SSPC in exchange for SSPC's interest in Cimarrona L.L.C. As a result, MTV became the sole member of Cimarrona L.L.C. and accordingly, Cimarrona L.L.C. is no longer a consolidated subsidiary of the Company. In summary, MTV maintained its proportionate interest in the Dindal and Rio Seco association contracts as a working interest owner and Seven Seas' net interest in the association contracts was not changed.

15. SUBSEQUENT EVENTS:

    In February 2001, the Company acquired a 100% interest in the Deep Dindal association contract, subject to an obligation to assign certain of those interests to Sipetrol and Cimarrona, its partners in the Guaduas Oil Field. Following the drilling of a exploration well on the Deep Dindal association contract, the Company will have to assign either a 25.85% collective interest to Sipetrol and Cimarrona, or a 9.4% interest percent to Cimarrona and provide Sipetrol with a 4.86% overriding royalty interest that is reducible by Colombian government participation in the project.

    Also in February 2001, the Company acquired a 100% interest in the Cristales association contract, located immediately to the east of the Dindal and Deep Dindal association contracts.

    The Company released the Montecristo association contract. No oil and gas reserves were attributable to this contract area.

    On February 28, 2001, Seven Seas shareholders approved a proposal to continue the Company to the Cayman Islands from the Yukon Territory. Effective March 1, 2001, Seven Seas was continued as a Cayman Island company. See Note 6.

    In March 2001, Seven Seas announced that it had hired Ronald A. Lefaive as Vice-President of Finance and Chief Financial Officer.

    On March 30, 2001, the Company extended the maturity date on its $10 million loan with Stillwater National Bank and Trust Company from December 31, 2001 to April 1, 2002.

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED):

    Capitalized costs at December 31, 2000, 1999 and 1998 respectively, relating to the Company's oil and gas activities are shown below (In thousands):

                                 COLOMBIA    OTHERS     TOTAL
                                 --------   --------   --------
As of December 31, 2000
  Proved properties ..........   $117,106   $     --   $117,106
                                 ========   ========   ========
  Unproved properties ........   $105,494   $     41   $105,535
                                 ========   ========   ========
As of December 31, 1999
  Proved properties ..........   $ 97,008   $     --   $ 97,008
                                 ========   ========   ========
  Unproved properties ........   $105,684   $     41   $105,725
                                 ========   ========   ========
As of December 31, 1998
  Proved properties ..........   $ 74,993   $     --   $ 74,993
                                 ========   ========   ========
  Unproved properties ........   $112,655   $    461   $113,116
                                 ========   ========   ========

    The above costs include capitalized interest of $13.2 million, $13.8 million and $9.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    Costs incurred during the years ended December 31, 2000, 1999 and 1998, respectively, were as follows (In thousands):

                                           COLOMBIA    OTHERS     TOTAL
                                           --------   --------   --------
Year ended December 31, 2000
Development cost .......................   $  1,731   $     --   $  1,731
Property acquisition cost:
  Proved ...............................         --         --         --
  Unproved .............................         --         --         --
Exploration cost .......................     18,177         --     18,177
                                           --------   --------   --------
          Total cost incurred ..........   $ 19,908   $     --   $ 19,908
                                           ========   ========   ========
Year ended December 31, 1999
Development cost .......................   $     --   $     --   $     --
Property acquisition cost:
  Proved ...............................         --         --         --
  Unproved .............................         --         --         --
Exploration cost .......................     26,453        250     26,703
                                           --------   --------   --------
          Total cost incurred ..........   $ 26,453   $    250   $ 26,703
                                           ========   ========   ========
Year ended December 31, 1998
Development cost .......................   $     --   $     --   $     --
Property acquisition cost:
  Proved ...............................         --         --         --
  Unproved .............................        160         --        160
Exploration cost .......................     50,387        115     50,502
                                           --------   --------   --------
          Total cost incurred ..........   $ 50,547   $    115   $ 50,662
                                           ========   ========   ========

    The Company had oil and gas sales of $4.6 million, $2.3 million, and $.02 million in 2000, 1999 and 1998, respectively. The Company recognized $0.7 million and $0.8 million for depletion during 2000 and 1999, respectively.

EXPLORATION COSTS

    The Company has been involved in exploration activities in Colombia, Australia, Argentina, Turkey and Papua New Guinea. The Company purchased an option for the right to participate in future exploration activities in North Africa, but the option was never exercised. Additionally, the Company acquired oil and gas properties in Colombia totaling zero, zero, and $.1 million in 2000, 1999, and 1998, respectively. There were deferred income taxes included in capitalized acquisition costs during 2000, 1999 and 1998, as disclosed in
Note 2.

    Ecopetrol has the right to back into Seven Seas' participating interest in the Colombian association contracts at the start of the development stage of any oil and gas discovery made on a given association contract area. Ecopetrol's interest will commence at between 30% and 50% depending on the terms of the association contract and will increase to between 65% and 75% as the volume of oil production increases. Should Ecopetrol elect to participate in the development and production of an oil and gas field, it will pay its share of the future development costs and will pay some portion of the exploration costs incurred prior to its decision to participate. In May 2000, Ecopetrol elected not to participate in the development and exploration of the Guaduas Oil Field. Seven Seas and its Guaduas Oil Field partners have elected to proceed on a sole-risk basis pursuant to the terms of the Dindal and Rio Seco association contracts. Ecopetrol retains the right to participate at a later date subject to Seven Seas and it partners recovering 200% of the costs incurred since Ecopetrol's May 2000 decision not to participate plus certain exploration costs.

PROVED RESERVES (UNAUDITED)

    Proved reserves represent estimated quantities of crude oil which geological and engineering data demonstrated to be reasonably certain of recoverability in the future from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quantity and quality of available data and of engineering and geological interpretation and judgment.

    Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Additionally, the estimated volumes to be commercially recoverable may fluctuate with changes in the price of oil. Estimates of proved reserves have been determined using the most economic development strategy; however, the Company is currently in the development stage and has several critical steps to realize such commercial economic production (see Note 1). These critical steps constitute significant assumptions made in the estimate of the proved reserves and include, among other assumptions, declaration of commerciality by Ecopetrol, costs associated with the construction of a pipeline and production facilities and additional developmental drilling. Additionally, the reserve estimates assume that future production will be transported to existing pipelines through the proposed pipeline to market and that capacity will be available or existing pipelines for the Company's production.

    Estimates of future recoverable oil reserves and projected future net revenues for all periods presented were provided by Ryder Scott Company Petroleum Consultants. The Company's proved reserves were comprised entirely of crude oil in Colombia.

    Proved developed and undeveloped reserves (barrels):

                                          2000           1999            1998
                                      ------------   ------------    ------------
Beginning of year .................     34,879,888     38,719,235      32,160,245
Extensions and discoveries ........             --             --              --
Revision of estimate ..............     13,112,068     (3,839,347)      6,558,990
                                      ------------   ------------    ------------
End of year .......................     47,991,956     34,879,888      38,719,235
                                      ============   ============    ============
Proved developed ..................     15,853,372     11,000,540      20,238,430
                                      ============   ============    ============

    The following table presents the Standardized Measure of Discounted Future Net Cash Flows relating to proved oil reserves. Future cash inflows and costs were computed using prices and costs in effect at the end of the year without escalation less a gravity and transportation adjustment of $8.64 to reference prices. The reference price for the year ended December 31, 2000 was West Texas Intermediate of $26.80 per barrel. Future income taxes were computed by applying the appropriate statutory income tax rate to the pretax future net cash flows reduced by future tax deductions and net operating loss carryforwards.

    Standardized Measure of Discounted Future Net Cash Flows (In thousands):

                                                                 2000       1999       1998
                                                               --------   --------   --------
Future cash inflows ........................................   $871,534   $735,965   $292,292
Future costs
  Production ...............................................    131,944     92,958     32,543
  Development ..............................................     69,522     37,404     33,574
Future income taxes ........................................    201,315    183,387     64,632
                                                               --------   --------   --------
Future net cash flows ......................................    468,753    422,216    161,543
10% discount factor ........................................    179,408    191,249     71,693
                                                               --------   --------   --------
Standardized  measure of discounted future net cash
  flows ....................................................   $289,345   $230,967   $ 89,850
                                                               ========   ========   ========

    Principal sources of changes in the Standardized Measure of Discounted Future Net Cash Flows during 2000, 1999 and 1998 (In thousands):

                                                                  2000          1999          1998
                                                               ----------    ----------    ----------
Beginning of year ..........................................   $  230,967    $   89,850    $  100,617
Sales and transfers of net production costs ................       (2,020)           --            --
Net change in price and production costs ...................      (54,573)      230,452       (35,777)
Extensions, discoveries, and additions, less related
  costs ....................................................           --            --            --
Revision of quantity estimates .............................      103,766       (36,260)       26,373
Net change in future development costs .....................       26,511        (3,830)          147
Net change in income taxes .................................      (24,303)      (52,069)       18,221
Accretion of discount ......................................       31,138        11,588        14,486
Changes in production rates and other ......................      (22,141)       (8,764)      (34,217)
                                                               ----------    ----------    ----------
End of year ................................................   $  289,345    $  230,967    $   89,850
                                                               ==========    ==========    ==========

    The Standardized Measure of Discounted Future Net Cash Flows shown above relates to the Company's discovery of oil on the Association Contracts in Colombia.

    The Standardized Measure of Discounted Future Net Cash Flows does not purport to present the fair market value of the Company's proved reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

    Under the full cost accounting rules of the U.S. Securities and Exchange Commission, the Company reviews the carrying value of its proved oil and gas properties each quarter on a country-by-country basis. Under these rules, capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization and deferred income taxes, may not exceed the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs of being amortized, net of related tax effects. These rules generally require pricing future oil and gas production at the unescalated oil and gas prices at the end of each fiscal quarter and require a write-down if the "ceiling" is exceeded. Given the volatility of oil and gas prices, it is reasonably possible that the Company's estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas price decline significantly, even if only for a short period of time, it is possible that write-downs of oil and gas properties could occur in the future.

                       SUPPLEMENTARY FINANCIAL INFORMATION

    Selected Quarterly Data. Results of development stage operations by quarter for the years ended December 31, 2000 and 1999 were (in thousands, except per share amounts):

                                                      2000 QUARTER ENDED
                                 ------------------------------------------------------------
                                   MARCH 31         JUNE 30      SEPTEMBER 30     DECEMBER 31
                                 ------------    ------------    ------------    ------------
Operating revenues ...........   $        568    $        454    $      2,334    $      3,078
Less costs and expenses ......          3,373           1,984           2,556           4,388
                                 ------------    ------------    ------------    ------------
                                       (2,805)         (1,530)           (222)         (1,310)
Net loss .....................   $     (2,805)   $     (1,530)   $       (242)   $     (1,330)
                                 ============    ============    ============    ============
Net loss per share ...........   $      (0.07)   $      (0.04)   $      (0.01)   $      (0.04)
                                 ============    ============    ============    ============

                                                       1999 QUARTER ENDED
                                 ------------------------------------------------------------
                                   MARCH 31         JUNE 30      SEPTEMBER 30     DECEMBER 31
                                 ------------    ------------    ------------    ------------
Operating revenues ...........   $        996    $        887    $        828    $      2,602
Less costs and expenses ......          2,207           5,134           2,104           3,188
                                 ------------    ------------    ------------    ------------
                                       (1,211)         (4,247)         (1,276)           (586)
Net loss .....................   $     (1,104)   $     (3,781)   $     (1,286)   $       (618)
                                 ============    ============    ============    ============
Net loss per share ...........   $      (0.03)   $      (0.10)   $      (0.03)   $      (0.02)
                                 ============    ============    ============    ============

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the issuance and distribution of the securities being registered hereby are itemized below.


Securities and Exchange Commission registration fee            $    5,625
Printing and engraving expenses*                               $   61,000
Legal fees and expenses*                                       $  230,000
Accounting fees and expenses*                                  $   10,000
Trustee fees and expenses*                                     $   19,000
Subscription agent fees and expenses*                          $   15,000
Miscellaneous*                                                 $   50,000

          Total                                                $  390,625
                                                               ==========




* Estimates


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 7.03 of Seven Seas' Articles of Association provides the following:

         "Subject to the Companies Law of the Cayman Islands, the Company shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or such body corporate, if:


         (a) he acted honestly and in good faith with a view to the best interests of the Company; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling Seven Seas pursuant to the foregoing provisions, Seven Seas has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits:

                     EXHIBIT
                     NUMBER                     DESCRIPTION

                       (3)          ARTICLES OF INCORPORATION AND BY-LAWS

                           (A) Certificate of Continuance to the Cayman Islands, incorporated by reference to
                                    Exhibit 3(A) to Annual Report on Form 10-K for the period ended December 31, 2001

                           (B) Memorandum of Association, incorporated by reference to Exhibit 3(A) to Annual Report on Form 10-K for the period ended December 31, 2001

                           (C) Articles of Association, incorporated by reference to Exhibit 3(A) to Annual Report on Form 10-K for the period ended December 31, 2001

                       (4) INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

                           (A) Indenture dated as of May 7, 1998 Between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and The Bank of Nova Scotia Trust Company of New York, as Trustee, incorporated by reference to
                                    Exhibit 4(A) to Registration Statement on
                                    Form S-4 filed on July 2, 1998 (File No.
                                    333-58499)

                           (B) Registration Rights Agreement dated as of May 7, 1998 among Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and the Initial Purchasers, incorporated by reference to Exhibit 4(B) to Registration Statement on Form S-4 filed on July 2, 1998 (File No. 333-58499)

                           (C) Collateral Pledge and Security Agreement dated as of May 7, 1998 Between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and The Bank of Nova Scotia Trust Company of New York, as Trustee, incorporated by reference to Exhibit 4(C) to Registration Statement on Form S-4 filed on July 2, 1998 (File No. 333-58499)

                           (D) Promissory Note dated July 23, 2001 from Seven Seas Petroleum Inc. to Chesapeake Energy Corporation in the amount of $22,500,000.00, incorporated by reference to
                                    Exhibit 4(A) to quarterly report on Form
                                    10-Q filed August 14, 2001 (File No.
                                    001-13771)

                           (E)** Amended and Restated Warrant No. 1 dated July 23, 2001 granted to Chesapeake Energy Corporation by Seven Seas Petroleum Inc.

                           (F) Shareholder's Rights Agreement dated July 23, 2001 between Chesapeake Energy Corporation and Seven Seas Petroleum Inc., incorporated by reference to Exhibit 4(C) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (G) Registration Rights Agreement dated July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 4(D) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (H)* Amended and Restated Indenture dated as of July 23, 2001 and amended and restated as of September 25, 2001 between Seven Seas Petroleum Inc. and U.S. Trust Company of Texas, N.A.

                           (I)* Amended Form of Master Warrant Agreement (including Form of Warrant Certificate) between Seven Seas Petroleum Inc. and U.S. Trust Company of Texas, N.A., as Warrant Agent

                           (J)* Form of Subscription Certificate and instructions relating thereto

                           (K)* Form of Subscription Certificate for Contingent Subscription Right and instructions relating thereto

                       (5)          LEGAL OPINIONS

                           (A)* Opinion of McAfee & Taft A Professional Corporation as to legality of securities being registered

                           (B)* Opinion of Walkers as to legality of securities being registered

                      (10)          MATERIAL CONTRACTS

                           (A) Letter Agreement dated August 14, 1995 by and between Seven Seas Petroleum Inc., a Yukon Territory, Canada Corporation, and GHK Company Columbia, as amended by letter Agreement dated November 30, 1995, incorporated by reference to Exhibit 10(A) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (B) The Association Contract by and Between Ecopetrol and GHK Company Colombia and Petrolinson, S.A. Relating to the Dindal block, as Amended, incorporated by reference to Exhibit 10(B) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (C) The Association Contract by and Between Ecopetrol and GHK Company Colombia relating to the Rio Seco block, incorporated by reference to Exhibit 10(C) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (D) Joint Operating Agreement dated as of August 1, 1994 by and between GHK Company Colombia and the holder of Interests in the Dindal block, incorporated by reference to Exhibit 10(D) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (E) Management Services Agreement by and Among GHK Company Colombia, Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and The GHK Company L.L.C., incorporated by Reference to Exhibit 10(J) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (F)*** Amended 1996 Stock Option Plan, incorporated by reference to Exhibit 10(M) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (G)*** Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10(N) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (H)*** Form of Directors' Stock Option Agreement, incorporated by reference to Exhibit 10(O) to Registration Statement on Form 10 filed April 30, 1997 (File No. 000-22483)

                           (I)*** Form of Employment Agreement between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and Larry A. Ray, incorporated by Reference to Exhibit 10(R) to Registration Statement on Amendment No. 1 to Form 10, filed September 15, 1997 (File No. 000-22483)

                           (J) Settlement Agreement between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and Mr. Whitehead dated May 20, 1997, incorporated by reference to Exhibit 10(S) to Registration Statement on Amendment No. 1 to Form 10, filed September 15, 1997 (File No. 000-22483)

                           (K)*** 1997 Stock Option Plan, incorporated by reference to Exhibit 10(BB) to Registration Statement on Amendment No. 1 to Form 10 filed September 15, 1997 (File No. 000-22483)



                           (L) The Association Contract by and Between Ecopetrol and Seven Seas Petroleum Colombia relating to the Rosablanca block, incorporated by Reference to Exhibit 10(B) on Form 10-K for the year ended December 31, 1997 (File No. 001-13771)

                           (M)*** Form of Employment Agreement between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation and Sir Mark Thomson Bt, incorporated by Reference to Exhibit 10(V) on Form 10-K for the year ended December 31, 1999 (File No. 001-13771)

                           (N)*** Severance Agreement with William W. Daily, incorporated by reference to Exhibit 10(X) on Form 10-K for the year ended December 31, 1999 (File No. 001-13771)

                           (O) Global Operating License, incorporated by reference to Exhibit 10(W) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (P) Loan Agreement between Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and Stillwater National Bank and Trust Company, N.A., dated December 20, 2000, and related Guaranty Agreement and Guarantor Security Agreement, incorporated by Reference to Exhibit 10(X) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (Q) Promissory Note dated December 20, 2000 from Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and Stillwater National Bank and Trust Company, N.A., incorporated by Reference to Exhibit 10(Y) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (R) Stock Pledge Agreement by Seven Seas Petroleum Corporation, a Yukon Territory, Canada corporation, Seven Seas Petroleum Holdings Inc., a Cayman Island corporation, and Seven Seas Petroleum Columbia Inc., a Cayman Islands corporation, in favor of Stillwater National Bank and Trust Company, N.A., incorporated by Reference to Exhibit 10(Z) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (S) Construction Contract dated December 27, 2000 between Seven Seas Petroleum Corporation Inc., a Yukon Territory, Canada corporation, and Cosacol Ltd., incorporated by reference to Exhibit 10(AA) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (T)** The Association Contract by and Between Ecopetrol and Seven Seas Petroleum Colombia relating to the Deep Dindal block

                           (U)** The Association Contract by and Between Ecopetrol and Seven Seas Petroleum Colombia relating to the Cristales block

                           (V)** Dindal Relinquishment Contract by and Between Ecopetrol and GHK Company Colombia and Petrolinson, S.A.

                           (W) Note Purchase Agreement dated July 9, 2001 among Seven Seas Petroleum Inc., all of the Subsidiaries of Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(A) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (X) First Amendment to Note Purchase and Loan Agreement dated July 9, 2001 among Seven Seas Petroleum Inc., all of the Subsidiaries of Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(B) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (Y) Security Agreement dated July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(C) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (Z) Deeds of Mortgage over Shares dated July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(D) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (AA) Shareholder's Rights Agreement dated July 23, 2001 between Chesapeake Energy Corporation and Seven Seas Petroleum Inc., incorporated by reference to Exhibit 10(E) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (BB) Registration Rights Agreement dated July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(F) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (CC) Escrow Agreement dated July 23, 2001 among Seven Seas Petroleum Inc, Chesapeake Energy Corporation and Southwest Bank of Texas, N.A. concerning Existing Indenture Interest, incorporated by reference to Exhibit 10(G) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (DD) Escrow Agreement dated July 23, 2001 among Seven Seas Petroleum Inc., Chesapeake Energy Corporation and Southwest Bank of Texas, N.A. concerning Sub-Thrust Test Well, incorporated by reference to Exhibit 10(H) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (EE) Note Purchase Agreement for 12% Series B Senior Secured Notes dated July 23, 2001 between Seven Seas Petroleum Inc. and each of the following persons/entities: Allison Robbins Revocable Living Trust; B. John Barry; Jessica M. Barry; Michael B. Barry; Thomas J. Barry; Neligh C. Coates, Jr.; Petroleum Properties Management Company, L.L.C.; Fuller Family Investments, A Limited Partnership; Charles B. Israel; Justin B. Israel; Lombos Holdings Limited "C"; Ramiiilaj, A Limited Partnership; Dr. James
                                    R. Schlesinger; Serendipity

                                    Investments, Ltd.; David A. Stein; Linda B.
                                    Stein; Tracey F. Stein Revocable Living
                                    Trust; and Trans Federal Corporation Ltd., incorporated by reference to Exhibit 10(K) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)

                           (FF) Extension to Note Purchase Agreement for 12% Series B Senior Secured Notes dated July 23, 2001 between Seven Seas Petroleum Inc. and each of the following persons/entities:
                                    Allison Robbins Revocable Living Trust; B.
                                    John Barry; Jessica M. Barry; Michael B.
                                    Barry; Thomas J. Barry; Neligh C. Coates,
                                    Jr.; Egolf Family Limited Partnership
                                    (Assignee of Petroleum Properties Management
                                    Company, L.L.C.); Fuller Family Investments,
                                    A Limited Partnership; Charles B. Israel;
                                    Justin B. Israel; Lombos Holdings Limited
                                    "C"; Ramiiilaj, A Limited Partnership; Dr.
                                    James R. Schlesinger; Serendipity
                                    Investments, Ltd.; David A. Stein; Linda B.
                                    Stein; Tracey F. Stein Revocable Living
                                    Trust; and Trans Federal Corporation Ltd., incorporated by reference to Exhibit 10(L) to quarterly report on Form 10-Q filed August 14, 2001 (File No. 001-13771)


                           (GG)* Form of Subscription Agent Agreement between Seven Seas Petroleum Inc. and U.S. Trust Company of Texas, N.A.


                           (HH)* Settlement Agreement between (1) Seven Seas Petroleum Inc. and Robert A. Hefner III, and
                                    (2) David F. DeCort, Malcolm Butler, Albert
                                    E. Whitehead and John Dorrier.

                    (12)*           Statement re Computation of Ratios

                    (23)            CONSENT OF EXPERTS AND COUNSEL

                           (A)*     Consent of Arthur Andersen LLP


                           (B)*     Consent of McAfee & Taft (included in
                                    Exhibit 5)

                           (C)*     Consent of Walkers

                           (D)* Consent of Ryder Scott Company Petroleum Consultants

                    (24)**          Power of Attorney

                    (25)* Form T-1 Statement of Eligibility of Trustee under 12% Series A and B Senior Secured Notes Indenture

                    (99)            Additional exhibits

                           (A)*     Form of Letter to Shareholders

                           (B)*     Form of Letter to Brokers

                           (C)*     Form of Beneficial Owner Election Form

                           (D)*     Form of Nominee Holder Certification

* Filed herewith.

** Previously filed as exhibit to Registration Statement on Form S-2 filed
   August 17, 2001

*** Management contract, compensatory plan or agreement.


         (b) No Financial Statements Schedules are filed a part of this Registration Statement.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Section 210.3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Security Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Act of 1933, as amended, Seven Seas Petroleum Inc. (the "Company") has duly caused this Amendment No. 1 to its Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, Texas, on October 15, 2001.

                                          By:   /s/ Larry A. Ray
                                             -----------------------------------
                                          Larry A. Ray
                                          President and Chief Operating Officer

                   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to its Registration Statement on Form S-2 has been signed by the following persons in the capacities and on October 15, 2001.





                Signature                                         Title
                ---------                                         -----
/s/ Robert A. Hefner III*                        Chairman, Chief Executive Officer and     )
------------------------------------------       Managing Director                         )
Robert A. Hefner III                                                                       )
                                                                                           )
/s/ Larry A. Ray                                 President, Chief Operating Officer and    )
------------------------------------------       Director                                  )
Larry A. Ray                                                                               )
                                                                                           )
/s/ Ronald A. Lefaive*                           Chief Financial Officer and Secretary     )
------------------------------------------                                                 )
Ronald A. Lefaive                                                                          )
                                                                                           )
/s/ Brian F. Egolf*                              Director                                  )
------------------------------------------                                                 )
Brian F. Egolf                                                                             )
                                                                                           )
/s/ Gary F. Fuller*                              Director                                  )
------------------------------------------                                                 )
Gary F. Fuller                                                                             )
                                                                                           )
/s/ Robert B. Panero*                            Director                                  )
------------------------------------------                                                 )
Robert B. Panero                                                                           )
                                                                                           )
/s/ Dr. James R. Schlesinger*                    Director                                  )
------------------------------------------                                                 )
Dr. James R. Schlesinger                                                                   )
                                                                                           )
/s/ R. Randolph Devening*                        Director                                  )
------------------------------------------                                                 )
R. Randolph Devening





* By Larry A. Ray pursuant to power-of-attorney

                                INDEX TO EXHIBITS



                     EXHIBIT
                     NUMBER                     DESCRIPTION
                     ------                     -----------
                       (3)          ARTICLES OF INCORPORATION AND BY-LAWS

                           (A)      Certificate of Continuance to the Cayman
                                    Islands, incorporated by reference to
                                    Exhibit 3(A) to Annual Report on Form 10-K for the period ended December 31, 2001

                           (B) Memorandum of Association, incorporated by reference to Exhibit 3(A) to Annual Report on Form 10-K for the period ended December
                                    31, 2001

                           (C) Articles of Association, incorporated by reference to Exhibit 3(A) to Annual Report on Form 10-K for the period ended December
                                    31, 2001

                       (4)          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY
                                    HOLDERS, INCLUDING INDENTURES
                           (A)      Indenture dated as of May 7, 1998 Between
                                    Seven Seas Petroleum Inc., a Yukon
                                    Territory, Canada corporation, and The Bank of Nova Scotia Trust Company of New York, as
                                    Trustee, incorporated by reference to
                                    Exhibit 4(A) to Registration Statement on
                                    Form S-4 filed on July 2, 1998 (File No.
                                    333-58499)
                           (B)      Registration Rights Agreement dated as of
                                    May 7, 1998 among Seven Seas Petroleum Inc., a Yukon Territory, Canada corporation, and the Initial Purchasers, incorporated by reference to Exhibit 4(B) to Registration
                                    Statement on Form S-4 filed on July 2, 1998
                                    (File No. 333-58499)

                           (C) Collateral Pledge and Security Agreement dated as of May 7, 1998 Between Seven Seas
                                    Petroleum Inc., a Yukon Territory, Canada corporation, and The Bank of Nova Scotia
                                    Trust Company of New York, as Trustee,
                                    incorporated by reference to Exhibit 4(C) to Registration Statement on Form S-4 filed on
                                    July 2, 1998 (File No. 333-58499)

                           (D)      Promissory Note dated July 23, 2001 from
                                    Seven Seas Petroleum Inc. to Chesapeake
                                    Energy Corporation in the amount of
                                    $22,500,000.00, incorporated by reference to
                                    Exhibit 4(A) to quarterly report on Form
                                    10-Q filed August 14, 2001 (File No.
                                    001-13771)

                           (E)**    Amended and Restated Warrant No. 1 dated
                                    July 23, 2001 granted to Chesapeake Energy
                                    Corporation by Seven Seas Petroleum Inc.

                           (F)      Shareholder's Rights Agreement dated July
                                    23, 2001 between Chesapeake Energy
                                    Corporation and Seven Seas Petroleum Inc., incorporated by reference to Exhibit 4(C) to quarterly report on Form 10-Q filed August
                                    14, 2001 (File No. 001-13771)

                           (G)      Registration Rights Agreement dated July 23,
                                    2001 between Seven Seas Petroleum Inc. and
                                    Chesapeake Energy Corporation, incorporated by reference to Exhibit 4(D) to quarterly report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (H)* Amended and Restated Indenture dated as of July 23, 2001 and amended and restated as of September 25, 2001 between Seven Seas
                                    Petroleum Inc. and U.S. Trust Company of
                                    Texas, N.A.

                           (I)*     Amended Form of Master Warrant Agreement
                                    (including Form of Warrant Certificate)
                                    between Seven Seas Petroleum Inc. and U.S.
                                    Trust Company of Texas, N.A., as Warrant
                                    Agent

                           (J)*     Form of Subscription Certificate and
                                    instructions relating thereto

                           (K)*     Form of Subscription Certificate for
                                    Contingent Subscription Right and
                                    instructions relating thereto

                       (5)          LEGAL OPINIONS

                           (A)*     Opinion of McAfee & Taft A Professional
                                    Corporation as to legality of securities being registered

                           (B)*     Opinion of Walkers as to legality of
                                    securities being registered

                      (10)          MATERIAL CONTRACTS

                           (A) Letter Agreement dated August 14, 1995 by and between Seven Seas Petroleum Inc., a
                                    Yukon Territory, Canada Corporation, and GHK
                                    Company Columbia, as amended by letter
                                    Agreement dated November 30, 1995,
                                    incorporated by reference to Exhibit 10(A) to Registration Statement on Form 10 filed
                                    April 30, 1997 (File No. 000-22483)

                           (B)      The Association Contract by and Between
                                    Ecopetrol and GHK Company Colombia and
                                    Petrolinson, S.A. Relating to the Dindal block, as Amended, incorporated by reference to Exhibit 10(B) to Registration Statement on Form 10 filed April 30, 1997 (File No.
                                    000-22483)

                           (C)      The Association Contract by and Between
                                    Ecopetrol and GHK Company Colombia relating to the Rio Seco block, incorporated by reference to Exhibit 10(C) to Registration
                                    Statement on Form 10 filed April 30, 1997
                                    (File No. 000-22483)

                           (D)      Joint Operating Agreement dated as of August
                                    1, 1994 by and between GHK Company Colombia and the holder of Interests in the Dindal block, incorporated by reference to Exhibit
                                    10(D) to Registration Statement on Form 10
                                    filed April 30, 1997 (File No. 000-22483)

                           (E)      Management Services Agreement by and Among
                                    GHK Company Colombia, Seven Seas Petroleum
                                    Inc., a Yukon Territory, Canada corporation, and The GHK Company L.L.C., incorporated by
                                    Reference to Exhibit 10(J) to Registration
                                    Statement on Form 10 filed April 30, 1997
                                    (File No. 000-22483)

                           (F)*** Amended 1996 Stock Option Plan, incorporated by reference to Exhibit 10(M) to Registration Statement on Form 10 filed
                                    April 30, 1997 (File No. 000-22483)

                           (G)*** Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10(N) to Registration Statement on Form 10 filed
                                    April 30, 1997 (File No. 000-22483)

                           (H)*** Form of Directors' Stock Option Agreement, incorporated by reference to Exhibit 10(O) to Registration Statement on Form 10 filed
                                    April 30, 1997 (File No. 000-22483)

                           (I)***   Form of Employment Agreement between Seven
                                    Seas Petroleum Inc., a Yukon Territory,
                                    Canada corporation, and Larry A. Ray,
                                    incorporated by Reference to Exhibit 10(R) to Registration Statement on Amendment No. 1 to Form 10, filed September 15, 1997 (File
                                    No. 000-22483)

                           (J)      Settlement Agreement between Seven Seas
                                    Petroleum Inc., a Yukon Territory, Canada corporation, and Mr. Whitehead dated May 20,
                                    1997, incorporated by reference to Exhibit
                                    10(S) to Registration Statement on Amendment
                                    No. 1 to Form 10, filed September 15, 1997
                                    (File No. 000-22483)

                           (K)***   1997 Stock Option Plan, incorporated by
                                    reference to Exhibit 10(BB) to Registration
                                    Statement on Amendment No. 1 to Form 10
                                    filed September 15, 1997 (File No.
                                    000-22483)

                           (L)      The Association Contract by and Between
                                    Ecopetrol and Seven Seas Petroleum Colombia relating to the Rosablanca block, incorporated by Reference to Exhibit 10(B) on Form 10-K for the year ended December 31, 1997 (File No. 001-13771)

                           (M)***   Form of Employment Agreement between Seven
                                    Seas Petroleum Inc., a Yukon Territory,
                                    Canada corporation and Sir Mark Thomson Bt, incorporated by Reference to Exhibit 10(V) on Form 10-K for the year ended December 31, 1999 (File No. 001-13771)

                           (N)*** Severance Agreement with William W. Daily, incorporated by reference to Exhibit 10(X) on Form 10-K for the year ended December 31, 1999 (File No. 001-13771)

                           (O) Global Operating License, incorporated by reference to Exhibit 10(W) to Registration
                                    Statement on Form S-4, filed January 10,
                                    2001 (File No. 333-53470)

                           (P)      Loan Agreement between Seven Seas Petroleum
                                    Inc., a Yukon Territory, Canada corporation, and Stillwater National Bank and Trust
                                    Company, N.A., dated December 20, 2000, and related Guaranty Agreement and Guarantor
                                    Security Agreement, incorporated by
                                    Reference to Exhibit 10(X) to Registration
                                    Statement on Form S-4, filed January 10,
                                    2001 (File No. 333-53470)

                           (Q)      Promissory Note dated December 20, 2000 from
                                    Seven Seas Petroleum Inc., a Yukon
                                    Territory, Canada corporation, and
                                    Stillwater National Bank and Trust Company,
                                    N.A., incorporated by Reference to Exhibit
                                    10(Y) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (R)      Stock Pledge Agreement by Seven Seas
                                    Petroleum Corporation, a Yukon Territory,
                                    Canada corporation, Seven Seas Petroleum
                                    Holdings Inc., a Cayman Island corporation, and Seven Seas Petroleum Columbia Inc., a
                                    Cayman Islands corporation, in favor of
                                    Stillwater National Bank and Trust Company,
                                    N.A., incorporated by Reference to Exhibit
                                    10(Z) to Registration Statement on Form S-4, filed January 10, 2001 (File No. 333-53470)

                           (S)      Construction Contract dated December 27,
                                    2000 between Seven Seas Petroleum
                                    Corporation Inc., a Yukon Territory, Canada corporation, and Cosacol Ltd., incorporated by reference to Exhibit 10(AA) to Registration Statement on Form S-4, filed
                                    January 10, 2001 (File No. 333-53470)

                           (T)**    The Association Contract by and Between
                                    Ecopetrol and Seven Seas Petroleum Colombia relating to the Deep Dindal block

                           (U)**    The Association Contract by and Between
                                    Ecopetrol and Seven Seas Petroleum Colombia relating to the Cristales block

                           (V)**    Dindal Relinquishment Contract by and
                                    Between Ecopetrol and GHK Company Colombia and Petrolinson, S.A.

                           (W) Note Purchase Agreement dated July 9, 2001 among Seven Seas Petroleum Inc., all of the Subsidiaries of Seven Seas Petroleum Inc.
                                    and Chesapeake Energy Corporation,
                                    incorporated by reference to Exhibit 10(A) to quarterly report on Form 10-Q filed
                                    August 14, 2001 (File No. 001-13771)

                           (X)      First Amendment to Note Purchase and Loan
                                    Agreement dated July 9, 2001 among Seven
                                    Seas Petroleum Inc., all of the Subsidiaries of Seven Seas Petroleum Inc. and Chesapeake
                                    Energy Corporation, incorporated by
                                    reference to Exhibit 10(B) to quarterly
                                    report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (Y)      Security Agreement dated July 23, 2001
                                    between Seven Seas Petroleum Inc. and
                                    Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(C) to quarterly report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (Z)      Deeds of Mortgage over Shares dated July 23,
                                    2001 between Seven Seas Petroleum Inc. and
                                    Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(D) to quarterly report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (AA)     Shareholder's Rights Agreement dated July
                                    23, 2001 between Chesapeake Energy
                                    Corporation and Seven Seas Petroleum Inc., incorporated by reference to Exhibit 10(E) to quarterly report on Form 10-Q filed
                                    August 14, 2001 (File No. 001-13771)

                           (BB)     Registration Rights Agreement dated July 23,
                                    2001 between Seven Seas Petroleum Inc. and
                                    Chesapeake Energy Corporation, incorporated by reference to Exhibit 10(F) to quarterly report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (CC)     Escrow Agreement dated July 23, 2001 among
                                    Seven Seas Petroleum Inc, Chesapeake Energy
                                    Corporation and Southwest Bank of Texas,
                                    N.A. concerning Existing Indenture Interest, incorporated by reference to Exhibit 10(G) to quarterly report on Form 10-Q filed
                                    August 14, 2001 (File No. 001-13771)

                           (DD)     Escrow Agreement dated July 23, 2001 among
                                    Seven Seas Petroleum Inc., Chesapeake Energy
                                    Corporation and Southwest Bank of Texas,
                                    N.A. concerning Sub-Thrust Test Well,
                                    incorporated by reference to Exhibit 10(H) to quarterly report on Form 10-Q filed
                                    August 14, 2001 (File No. 001-13771)

                           (EE)     Note Purchase Agreement for 12% Series B
                                    Senior Secured Notes dated July 23, 2001 between Seven Seas Petroleum Inc. and each of the following persons/entities: Allison
                                    Robbins Revocable Living Trust; B. John
                                    Barry; Jessica M. Barry; Michael B. Barry;
                                    Thomas J. Barry; Neligh C. Coates, Jr.;
                                    Petroleum Properties Management Company,
                                    L.L.C.; Fuller Family Investments, A Limited
                                    Partnership; Charles B. Israel; Justin B.
                                    Israel; Lombos Holdings Limited "C";
                                    Ramiiilaj, A Limited Partnership; Dr. James
                                    R. Schlesinger; Serendipity Investments,
                                    Ltd.; David A. Stein; Linda B. Stein; Tracey
                                    F. Stein Revocable Living Trust; and Trans
                                    Federal Corporation Ltd., incorporated by reference to Exhibit 10(K) to quarterly report on Form 10-Q filed August 14, 2001
                                    (File No. 001-13771)

                           (FF)     Extension to Note Purchase Agreement for 12%
                                    Series B Senior Secured Notes dated July 23,
                                    2001 between Seven Seas Petroleum Inc. and each of the following persons/entities:
                                    Allison Robbins Revocable Living Trust; B.
                                    John Barry; Jessica M. Barry; Michael B.
                                    Barry; Thomas J. Barry; Neligh C. Coates,
                                    Jr.; Egolf Family Limited Partnership
                                    (Assignee of Petroleum Properties Management
                                    Company, L.L.C.); Fuller Family Investments,
                                    A Limited Partnership; Charles B. Israel;
                                    Justin B. Israel; Lombos Holdings Limited
                                    "C"; Ramiiilaj, A Limited Partnership; Dr.
                                    James R. Schlesinger; Serendipity
                                    Investments, Ltd.; David A. Stein; Linda B.
                                    Stein; Tracey F. Stein Revocable Living
                                    Trust; and Trans Federal Corporation Ltd., incorporated by reference to Exhibit 10(L) to quarterly report on Form 10-Q filed
                                    August 14, 2001 (File No. 001-13771)

                           (GG)*    Form of Subscription Agent Agreement between
                                    Seven Seas Petroleum Inc. and U.S. Trust
                                    Company of Texas, N.A.

                           (HH)*    Settlement Agreement between (1) Seven Seas
                                    Petroleum Inc. and Robert A. Hefner III, and
                                    (2) David F. DeCort, Malcolm Butler, Albert
                                    E. Whitehead and John Dorrier.

                    (12)*           Statement re Computation of Ratios

                    (23)            CONSENT OF EXPERTS AND COUNSEL

                           (A)*     Consent of Arthur Andersen LLP

                           (B)*     Consent of McAfee & Taft (included in
                                    Exhibit 5)

                           (C)*     Consent of Walkers

                           (D)*     Consent of Ryder Scott Company Petroleum
                                    Consultants

                    (24)**          Power of Attorney

                    (25)* Form T-1 Statement of Eligibility of Trustee under 12% Series A and B Senior Secured
                                    Notes Indenture

                    (99)            Additional exhibits

                           (A)*     Form of Letter to Shareholders

                           (B)*     Form of Letter to Brokers

                           (C)*     Form of Beneficial Owner Election Form

                           (D)*     Form of Nominee Holder Certification



* Filed herewith.

** Previously filed as exhibit to Registration Statement on Form S-2 filed
   August 17, 2001

*** Management contract, compensatory plan or agreement.